RICHARDSON
& ASSOCIATES
ATTORNEYS AT LAW
--------------------------------------------------------------------------------

                                November 2, 2005





VIA AIR COURIER

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
Washington D.C. 20549
Mail Stop 3561

     Re:  MachineTalker,  Inc. -  Registration  Statement  on Form SB-2 Filed on
          ----------------------------------------------------------------------
          August 1, 2005,  as Amended on September  27, 2005,  October 11, 2005,
          ----------------------------------------------------------------------
          October 21, 2005, and November 2, 2005 - File Number 333-127080
          ---------------------------------------------------------------

Dear Mr. Spirgel:

         Enclosed are three redlined copies and three clean copies of the relevant pages of the above referenced Amendment to the Registration Statement on Form SB-2. Please be advised that the registrant has decided to withdraw its request for confidential treatment pursuant to Rule 406, and accordingly we have filed the complete Kellogg, Brown & Root agreement with no redactions as Exhibit
10.2. We have the following responses to your comments, dated October 26, 2005, with respect to our Application for Confidential Treatment of portions of
Exhibit 10.2 to Form SB-2 filed by MachineTalker, Inc. (the "Company"):

     1. The registrant respectfully withdraws its Application for Confidential Treatment pursuant to Rule 406 of the Securities Act of 1933, as amended, and accordingly has filed the complete Kellogg, Brown & Root agreement without any redactions. We have eliminated all references to Rule 406 in the footnotes on pages II-4 and II-7 of the Registration Statement.

     2. MachineTalker, Inc has not entered into any oral agreements with Kellogg, Brown & Root ("KBR") regarding an extension of the agreement. The parties have merely discussed in general terms the potential for an extension of the relationship and although we feel that the relationship will be extended on some basis, perhaps in the context of a new agreement or an amendment to the existing agreement, no actual oral or written agreement has been made. We do not reference a possible extension in the Registration Statement because no agreement has been made and the extension may not occur. Therefore, we do not believe that it is appropriate to make any exhibit filing pursuant to Item 601(b)(10)(ii) or telephone interpretation I.85 in the SEC's Manual of Telephone Interpretations. Finally, we have withdrawn our Application for Confidential Treatment so the issue is no longer relevant for that purpose.




        233 WILSHIRE BOULEVARD, SUITE 820, SANTA MONICA, CALIFORNIA 90401
                TELEPHONE (310) 393-9992 FACSIMILE (310) 393-2004

Larry Spirgel, Assistant Director
United States Securities and Exchange Commission
November 2, 2005
Page 2 of 2


     3. KBR purchased MiniTalkers(R) on August 9, 2005. The Company invoiced KBR for $25,000 in October 2005. Accordingly, the Company has not yet received fees for Phase IB. We have added disclosure on page I-37 which includes the October 2005 invoice for the MiniTalkers(R) and states the maximum value of the KBR agreement.

     4. In light of our withdrawal of our Application for Confidential Treatment, an answer is no longer necessary or relevant.

     5. In light of our withdrawal of our Application for Confidential Treatment, an answer is no longer necessary or relevant.

     6. In light of our withdrawal of our Application for Confidential Treatment, an answer is no longer necessary or relevant.

     7. In light of our withdrawal of our Application for Confidential Treatment, an answer is no longer necessary or relevant.

     8. In light of our withdrawal of our Application for Confidential Treatment, an answer is no longer necessary or relevant.

     9. In light of our withdrawal of our Application for Confidential Treatment, an answer is no longer necessary or relevant.

                                     Yours very truly,


                                     /s/Mark J. Richardson
                                     -------------------------------
                                     Mark J. Richardson, Esq.
                                     for Richardson & Associates

   As filed with the Securities and Exchange Commission on November 2, 2005

                                                Registration No. 333-127080

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 Amendment #4 to
                                    FORM SB-2
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                               MachineTalker, Inc.
                        -------------------------------
                 (Name of small business issuer in its charter)

                        Commission File Number:333-127080

       Delaware                          3823                      01-0592299
(State or jurisdiction of      (Primary Standard Industrial    (I.R.S. Employer
incorporation or organization) Classification Code Number)   Identification No.)

            513 De La Vina Street, Santa Barbara, California 93101
                                 (805) 957-1680
          (Address and telephone number of principal executive offices)

             513 De La Vina Street, Santa Barbara, California 93101
(Address of principal place of business or intended principal place of business)

     Roland F. Bryan, 513 De La Vina Street, Santa Barbara, California 93101
                                 (805) 957-1680
            (Name, address and telephone number of agent for service)

                                   Copies to:

                             RICHARDSON & ASSOCIATES
                            MARK J. RICHARDSON, Esq.
                        233 Wilshire Boulevard, Suite 820
                         Santa Monica, California 90401
                                 (310) 393-9992

Approximate date of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.[ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]


                         CALCULATION OF REGISTRATION FEE
----------------------------------------------------------------------------------------------------------------------------------
              Tile of each                                          Proposed                 Proposed
           class of securities                Amount to         maximum offering        maximum aggregate          Amount of
            to be registered                be registered        price per unit           offering price        registration fee
----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.001 per share      73,367,050             $0.10                  $7,336,705             $ 929.56*
(1)
----------------------------------------------------------------------------------------------------------------------------------
                                    Total     73,367,050             $0.10                  $7,336,705             $ 929.56*
----------------------------------------------------------------------------------------------------------------------------------
*Already paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION CONTAINED IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

Subject to Completion Date of Prospectus

                                   PROSPECTUS

                               MACHINETALKER, INC.

                        73,367,050 shares of Common Stock

                               MachineTalker, Inc.
                              513 De La Vina Street
                         Santa Barbara, California 93101

                                  The Offering

         The shares covered by this Prospectus are comprised of an aggregate of 73,367,050 shares of the common stock, par value $0.001 per share, (the "Shares") of MachineTalker, Inc., a Delaware corporation ("MTI"), which are being offered for sale by 135 shareholders of MTI (the "Selling Securityholders"). We will not receive any of the proceeds from the sale of Shares by the Selling Securityholders. This is MTI's initial public offering. No public market currently exists for our common stock. As of September 15, 2005, there are 159,017,050 shares of common stock outstanding. We have concurrently applied to be quoted on the OTC Bulletin Board. A $0.10 per share price for sale of shares has been determined arbitrarily prior to OTC Bulletin Board approval, and prices may thereafter be negotiated variably by each individual Selling Securityholder at the time of any sale, after a public market exists, if ever it does. See "Plan of Distribution."

                           Anticipated Trading Symbol:
                     Over the Counter Bulletin Board - MTKR

                             -----------------------

         This investment involves a high degree of risk. You should purchase Shares only if you can afford a complete loss. See "Risk Factors" beginning on page 6.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             -----------------------

                                TABLE OF CONTENTS

Prospectus Summary Information                                             I-3
Risk Factors                                                               I-6
Use of Proceeds                                                            I-15
Determination of Offering Price                                            I-15
Capitalization                                                             I-15
Dilution                                                                   I-16
Selling Securityholders                                                    I-17
Plan of Distribution                                                       I-21
Legal Proceedings                                                          I-22
Directors, Executive Officers, and Controlling Persons                     I-22
Security Ownership of Certain Beneficial Owners and Management             I-27
Description of Securities                                                  I-29
Interest of Named Experts and Counsel                                      I-30
MachineTalker, Inc.                                                        I-30
Management's Discussion and Analysis of Financial
 Condition and Results of Operations                                       I-43
Description of Property                                                    I-48
Certain Relationships and Related Transactions                             I-48
Market for Common Equity and Related Stockholder Matters                   I-48
Executive Compensation                                                     I-49
Changes In and Disagreements With Accountants on
 Accounting and Financial Disclosure                                       I-50
Additional Information                                                     I-50
Financial Statements                                                       F-1

                         PROSPECTUS SUMMARY INFORMATION

         The following summary is qualified in its entirety by the more detailed information appearing elsewhere or incorporated by reference in this Prospectus and its Exhibits. Each prospective investor is urged to carefully read this Prospectus and its Exhibits in their entirety including but not limited to the risk factors.


                               MachineTalker, Inc.

         MachineTalker, Inc. ("MTI" or "we") is a Delaware corporation formed in January 2002 to engage in the business of developing and marketing a wireless control technology. Our patent pending technology allows governments, businesses, and individuals to deploy wireless security systems rapidly to protect and monitor things, places, and people. Most current security systems are static and rely on centralized control over various types of detectors or nodes. In contrast, MachineTalkers(R), which consist of powerful microprocessors with on-board sensors, detectors, readers or actuators, and wireless radios, bring data processing intelligence to the local level, creating a "smart" security system. The security system is "smart" in that its microprocessors are autonomous and can process sensor data in real-time, make local decisions, and take local action in response to a situation. Management believes that other security systems do not use microprocessors in this way and consist of components which cannot act on their own to make decisions.

         Talkers(R) automatically form an ad hoc wireless mesh network, creating intelligent nodes each capable of processing data in real-time and on a local basis. Once formed, a small community of Talkers(R) can operate independently or collectively to assess local conditions or events and take action accordingly. These cooperating Talkers(R) form redundant and self-healing networks in case of failure; and, one or more individual units can be connected to modems for wireless communication outside of the local community by way of the Internet. Talkers(R) can be used in a variety of applications. Customer applications for Talkers(R) include placing Talkers(R) within shipping containers to provide for tracking and security, and placing Talkers(R) on-board small aircraft to gather and report data to share with adjacent aircraft and ground stations. In general, potential commercial applications include sensors that can monitor location and environmental conditions, report its findings on a real time basis, and adjust environmental conditions autonomously. We cannot assure that we will be successful in marketing our wireless control technology. See "Risk Factors" beginning on page 6.

         Since inception we have primarily funded the development and promotion of our wireless control technology and resulting product line through the sale of shares of our common stock in a series of private placements made pursuant to

Rule 506 of Regulation D of the Securities Act of 1933, as amended, and through loans made to us by one of our founders. While we made our first sales of product and services in 2004, these sales were not sufficient to cover all expenditures for product development and marketing, resulting in a net loss since inception through June 30, 2005 of $2,274,478, of which $394,115 was incurred during our fiscal year ended December 31, 2003, $573,454 was incurred during our fiscal year ended December 31, 2004, $305,601 was incurred during the three months ended March 31, 2005, and $148,708 was incurred during the three months ended June 30, 2005. As a result of our operating losses in the current period as well as prior years and our accumulated deficit, our auditors have raised a concern as to our ability to continue as a going concern. While we believe that we will be able to continue as a going concern by making additional sales of product and services and by securing additional or alternative financing, if necessary, we cannot assure that we will be successful in our efforts.

         Our executive offices are located 513 De La Vina Street, Santa Barbara, California 93101 and our telephone number is (805) 957-1680. Our Internet address is www.machinetalker.com. Information contained on our World Wide Web site is not deemed to be a part of this Prospectus. We have concurrently applied to be quoted on the OTC Bulletin Board.


                             Selling Securityholders

         Our Selling Securityholders are offering for sale up to 73,367,050 shares of our common stock, which they previously purchased or were issued for services rendered to us. See "Selling Securityholders" and "Plan of Distribution." The Shares are being registered for a total of 134 shareholders who paid $0.025 per Share and $0.10 per Share for total cash consideration of $2,060,000, and one shareholder who received Shares for services rendered. All the purchases occurred within the last three (3) years.


                                  The Offering

Common stock outstanding (1)...........................159,017,050 shares

Common stock outstanding after the offering............159,017,050 shares

Use of Proceeds........................................We will not receive any of the proceeds
                                                       from  the  sale of
                                                       securities by the
                                                       Selling Securityholders.

Anticipated OTC Symbol..................................MTKR

Risk Factors...........................................The Shares offered hereby involves a high degree
                                                       of risk. See "Risk
                                                       Factors" on page 6.

---------------------------

(1) These shares are owned 23,500,000 by the Bryan Family Trust, 23,500,000 by Christopher T. Kleveland, the Vice President of Operations and a director of MTI, 1,000,000 by Brian Altounian, a director of MTI, and 37,971,050 by officers, directors, and employees of and consultants to MTI. See "Security Ownership of Certain Beneficial Owners and Management." Includes 70,000,000 shares of Common Stock which are owned by subscribers for shares of Common Stock sold by MTI as part of a series of private placements from May 2002 to January 2005 for a purchase price of $0.025 per share pursuant to Rule 506 of Regulation D of the Securities Act of 1933, as amended (the "Securities Act"), of which (a) 16,000,000 were acquired by Roland F. Bryan, the Chairman, Chief Executive Officer, and President of MTI through the conversion of $400,000 of a loan made by him to us, (b) 10,000 were purchased by Mr. Bryan, and (c) 1,000,000 were purchased by Gerry Nadler, the Chief Scientist of MTI. Also includes 3,100,000 shares of Common Stock which are owned by subscribers for shares of Common Stock sold by MTI as part of a private placement from February 2005 to June 2005 for a purchase price of $0.10 per share pursuant to Rule 506 of Regulation D of the Securities Act. All shares have been adjusted to reflect the ten for one forward split of our Common Stock which became effective on September 7, 2004.

                             Summary Financial Data
                               MachineTalker, Inc.
                          (A Development Stage Company)


                                                  Six Months Ended                      Fiscal Year Ended
                                                    June 30, 2005                       December 31, 2004
                                                    -------------                       -----------------


Statement of Operations:
Revenues..........................                 $      164,683                        $        204,833
(Loss) from Operations............                       (445,058)                               (536,936)
(Net Loss)                                               (148,708)                               (573,454)

Per Common Share Data:
Net Loss..........................                 $     (454,309)                       $       (573,454)
Cash Dividends....................                            - 0 -                                   - 0 -
Book Value........................                         90,441                                (144,169)
Number of Shares outstanding......                    159,071,050                             141,930,000
Basic and diluted loss per share..                           (- 0 -)                                (0.01)
Weighted average shares outstanding                   157,287,241                             112,436,932

Balance Sheet Data:
Total Assets......................                 $      764,542                        $        333,933
Long-Term Debt....................                        436,000                                 436,000
Shareholders' Equity..............                         90,441                                (144,169)

                                  RISK FACTORS

         Purchasing shares of MTI's common stock ("Common Stock") is risky. You should be able to bear a complete loss of your investment. You should carefully consider the following factors, among others.

WE HAVE A LIMITED OPERATING HISTORY AND, THEREFORE, CANNOT ASSURE THE ACCEPTANCE OF OUR SMART SECURITY NETWORK TECHNOLOGY.

         MTI was recently formed and has a limited operating history. We only recently commenced selling our wireless control smart security system and have made only two sales as of the date of this Prospectus. We made our first sale to NASA in July 2004 for an aircraft tracking trial application and our other sale to Kellogg, Brown & Root in December 2004 for a shipping container trial application. As of June 30, 2005, we have received revenue of $40,000 from NASA and have billed $500,000 to Kellogg, Brown & Root, $440,000 of which we have received. MTI cannot assure at this time that we will operate profitably or that we will have adequate working capital to meet our obligations as they become due. We believe that our success will depend in large part on governmental, industry, and public acceptance of our smart security network technology as a credible tool for protecting and monitoring things, places, and people. We intend to invest heavily in completing development of and enhancing our smart security network technology. As a result, we may incur operating losses.

WE CANNOT GUARANTEE THAT TALKERS(R) SALES WILL LEAD TO PROFITABILITY.

         Our business is speculative and dependent upon the acceptance of our smart security network technology and the effectiveness of our marketing program to convince the government, business, and the public to utilize our Talkers(R) so that MTI will become profitable. We cannot assure that government, business, or the public will accept our Talkers(R) or that MTI will earn any revenues or profit. We cannot assure that we will earn any revenues or that investors will not lose their entire investment.

IF WE FAIL TO COMPLETE DEVELOPMENT OF OUR SMART SECURITY NETWORK TECHNOLOGY, OUR BUSINESS WILL NOT BECOME PROFITABLE.

         Research and development projects are inherently speculative and subject to cost overruns. There is no assurance that we will be able to complete development of our smart security network technology, or that, once developed, smart security network components can be sold profitably. We may not develop any new products or services for sale from our research and development efforts.

OUR FAILURE TO OBTAIN NEW TRADEMARKS OR PROTECT OUR EXISTING TRADEMARKS MAY MATERIALLY ADVERSELY AFFECT OUR BUSINESS.

          Although we have been issued four service/trademarks for certain products and services, we have also recently filed seven additional applications with the United States Office of Patents and Trademarks for which we have not yet been issued service marks or trademarks. We cannot assure that we will be successful in obtaining the service marks or trademarks, that these applications will not be challenged, that others will not attempt to infringe upon our marks, or that these marks will afford us any protection or competitive advantages. If we are unable to protect our rights to our trademarks or if such marks infringe on the rights of others, our business could be materially adversely affected.

IF WE ARE NOT GRANTED A PATENT OR OTHER PROTECTION TO PROTECT OUR PROPRIETARY RIGHTS, WE MAY NOT BE ABLE TO PREVENT OTHERS FROM DEPLOYING COMPETING PRODUCTS. CONVERSELY, OTHERS WHO HAVE BEEN GRANTED PATENTS OR OTHER PROTECTION MAY BE ABLE TO PREVENT US FROM DEPLOYING OUR PRODUCTS.

          Our business plan contemplates that we will have a significant market advantage because of the proprietary nature of our smart security network technology. We have filed for patent protection to protect our proprietary rights. We have not yet been granted a patent for our smart security network technology although we have produced working products for our customers that utilize the features in our patent application. If we do not receive patent protection for our technology, larger companies with greater resources than MTI may copy our products which would hurt our ability to compete in the marketplace. Additionally, we cannot assure that other companies may not challenge our legal right to utilize the technology, claiming that such use is an infringement of their patents, copyrights, trade secrets, or other
proprietary   rights  which  could  prevent  us  from  deploying  our  products.
Furthermore, we may not have the resources to defend against such a challenge. We cannot assure that we will be able to obtain patents for our products or services.

OUR INDUSTRY IS HIGHLY COMPETITIVE AND COMPETITIVE PRESSURES COULD PREVENT US FROM COMPETING SUCCESSFULLY IN THE SECURITY PRODUCTS AND SYSTEMS INDUSTRY.

          The security products and systems industry in which we compete is extremely competitive. Our principal competitors include Savi Technology and companies which have products for remote, wireless sensing. These competitors may have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial and marketing resources than MTI. MTI believes that the principal factors affecting competition in this market include name recognition, United States Government mandates, and consumer confidence. Our ability to compete successfully in the security products systems industry depends in large part upon our ability to market our wireless control smart security system and to respond effectively to changing technology. We cannot assure that we will be able to compete successfully in the security products and systems industry, or that future competition will not have a material adverse effect on our business, operating results, and financial condition. See "MachineTalker, Inc. - Competition."

AS OF THE DATE OF THIS PROSPECTUS WE HAVE ONLY ONE CUSTOMER AND OUR BUSINESS WILL SUFFER IF WE LOSE THIS CUSTOMER.

          Management anticipates that we will earn most of our revenue for the foreseeable future from our existing customer, Kellogg, Brown & Root. If Kellogg, Brown & Root terminates its relationship with us, ceases to conduct business or defaults on payments to us, our financial condition will be adversely affected. Our agreement with Kellogg, Brown & Root, except for the software license agreement component, expired in July 2005 and by change order was extended to September 1, 2005. Although Kellogg, Brown & Root has orally agreed to extend the term of the agreement again for a period to be determined, we cannot assure if or for how long the agreement will actually be extended. Furthermore, pursuant to the software license agreement, Kellogg, Brown & Root has a right of first refusal to participate with us in the sale of our Talkers(R) for use in the area of tracking of inventory, containers, and similar packages during the term of the software license agreement, which ends in December 2009. This right of first refusal could have a material adverse effect on our business, operating results, and financial condition. Although we plan to pursue agreements with other potential customers, we cannot guarantee that we will successfully obtain additional customers.

OUR FAILURE TO IMPLEMENT OUR BUSINESS MODEL WILL CAUSE US TO INCUR SUBSTANTIAL OPERATING LOSSES.

          Our business model is predicated on our ability to sell smart security network devices, based on our proprietary technology. We anticipate that we will incur substantial operating losses until we are able to generate revenue from the sale of these products. We cannot assure that businesses, government, or the public will adopt our products and technology in the volume that we project, or that businesses, government, and other prospective customers will agree to pay the prices that we propose to charge. In the event our customers resist paying the prices projected in our business plan, our business, financial condition, and results of operations will be materially and adversely affected.

OUR FAILURE TO ACHIEVE BRAND RECOGNITION FOR MACHINETALKERS(R) COULD ADVERSELY EFFECT OUR OPERATING RESULTS.

         We believe that establishing and maintaining brand recognition for our smart security network technology is a critical aspect of our efforts to attract and expand our customer base. Promotion and enhancement of the MachineTalker(R) brand will depend largely on our success in providing high quality products and services. In order to attract and retain customers and to promote the MachineTalker(R) brand in response to competitive pressures, we may find it necessary to increase substantially our financial commitment to creating and maintaining the MachineTalker(R) brand. We cannot assure that we will obtain brand recognition for MachineTalker(R). Our failure to provide high quality services and products or to obtain and maintain brand recognition could have a material adverse effect on our business, results of operations, and financial condition.

IF WE ARE UNABLE TO RESPOND TO CHANGES IN TECHNOLOGY RAPIDLY, WE WILL NOT BE ABLE TO COMPETE SUCCESSFULLY IN THE SECURITY PRODUCT AND SYSTEMS INDUSTRY.

         Wireless control is a rapidly evolving technology. To be successful we believe that we must be able to respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. To do so, we must continually improve the performance, features, and reliability of our wireless control products. We cannot assure that will be able to utilize new technologies effectively or successfully or adapt our products in a timely manner to a competitive standard. If we fail to maintain a competitive level of technological expertise or are unable to adapt in a timely manner to changing technology, market conditions, or customer requirements, we will not be able to compete in our market successfully.

OUR LACK OF DIVERSIFICATION MAY MAKE US MORE VULNERABLE TO ECONOMIC FLUCTUATIONS WITHIN OUR INDUSTRY.

         Because we have limited financial resources, we will unlikely be able to diversify our operations. Our inability to diversify our activities into more than one area will subject us to economic fluctuations within the particular industry in which we operate and therefore increase the risks associated with our operations.

OUR AUDITORS HAVE INCLUDED A GOING CONCERN QUALIFICATION IN THEIR OPINION.

         Our auditors have qualified their opinion to our financial statements because of concerns about our ability to continue as a going concern. These concerns arise from the fact that we have not yet established an ongoing source of revenues sufficient to cover our operating costs and that we must raise additional capital in order to continue to operate our business. If we are unable to continue as a going concern, you could lose your entire investment in us.

WE ARE SUBJECT TO NUMEROUS REGULATIONS AFFECTING WIRELESS COMMUNICATION AND SECURITY BUSINESSES. IF WE ARE REQUIRED TO INCUR COMPLIANCE OR REMEDIATION COSTS THAT ARE NOT CURRENTLY ANTICIPATED OUR OPERATING RESULTS COULD BE HURT.

         Our business is subject to various federal, state, and local laws affecting wireless communication and security businesses. The Federal Trade

Commission and equivalent state agencies regulate advertising and representations made by businesses in the sale of their products, which apply to us. Our business is also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. Failure of MTI to comply with applicable government rules or regulations could have a material adverse effect on our financial condition and business operations.

THE COSTS INCURRED BY US TO DEVELOP, ENHANCE, AND MARKET OUR SMART SECURITY NETWORK TECHNOLOGY MAY BE HIGHER THAN ANTICIPATED WHICH COULD HURT OUR ABILITY TO EARN A PROFIT.

         We may incur substantial cost overruns in the development, enhancement, and marketing of our smart security network technology. Such unanticipated costs may force us to obtain additional capital or financing from other sources, or may cause us to lose our entire investment in our smart security network technology if we are unable to obtain the additional funds necessary. Management is not obligated to contribute capital to MTI. There is no assurance that we will be able to obtain sufficient capital to implement our business plan successfully. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the Shareholders' investment in MTI is diminished.

IF WE INCUR LIABILITIES WHICH WE ARE UNABLE TO PAY, SHAREHOLDERS COULD LOSE THEIR INVESTED CAPITAL.

         MTI may have liabilities to affiliated or unaffiliated lenders. These liabilities would represent fixed costs which would be required to be paid regardless of the level of business or profitability experienced by us. We cannot assure that we will be able to pay all of our liabilities. Furthermore, we are always subject to the risk of litigation from licensees, suppliers, employees, and others because of the nature of our business. Litigation can cause us to incur substantial expenses and, if cases are lost, judgments, and awards can add to our costs.

OUR SECURITY NETWORK PRODUCTS AND SERVICES MAY NOT BE PROFITABLE.

         Our business is speculative and dependent upon the development and acceptance of our smart security network products and services. We cannot assure whether we will be successful or that our business will result in revenue or profit, or that we will develop any commercial products. We cannot assure that we will earn significant revenues or that investors will not lose their entire investment.

WE ARE EXPOSED TO VARIOUS POSSIBLE CLAIMS RELATING TO OUR BUSINESS AND OUR INSURANCE MAY NOT FULLY PROTECT US.

         We cannot assure that we will not incur uninsured liabilities and losses as a result of the conduct of our business. We maintain modest theft, casualty, liability, and property insurance coverage, along with workmen's compensation and related insurance. However, should uninsured losses occur, the Shareholders could lose their invested capital.

OUR FAILURE TO MEET OUR  FINANCIAL  OBLIGATIONS  COULD  SUBJECT OUR  BUSINESS TO
LIENS.

         Although our assets have never been subject to liens because we have always paid for materials and services on a timely basis and intend to continue to do so, we may encounter unforeseen circumstances in the future. If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to materialmen's and workmen's liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

WE WILL NOT RECEIVE ANY PROCEEDS FROM THIS OFFERING AND MAY NOT HAVE ENOUGH CAPITAL TO CONTINUE OUR OPERATIONS.

         We will not raise capital from this offering. If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations and business performance would be materially adversely effected. There is no assurance that we will have adequate capital to conduct our business.

THE CONTROL OF MTI BY OUR PRINCIPAL STOCKHOLDERS MAY IMPEDE US FROM ENGAGING IN CERTAIN TRANSACTIONS.

         As the owners of 113,060,000 shares of MTI's Common Stock, our principal shareholders own approximately 71.10% of our capital stock. Accordingly, our principal shareholders are able to elect a majority of our directors and are in a position to control MTI. Such control by the principal shareholders may have the effect of discouraging certain types of transactions involving an actual or potential change of control of MTI. See "Security Ownership of Certain Beneficial Owners and Management."

IF WE LOSE ANY MEMBER OF OUR SENIOR MANAGEMENT TEAM AND ARE UNABLE TO FIND A SUITABLE REPLACEMENT, WE MAY NOT HAVE THE DEPTH OF SENIOR MANAGEMENT RESOURCES REQUIRED TO EFFICIENTLY MANAGE OUR BUSINESS AND EXECUTE OUR GROWTH STRATEGY.

         Under applicable state corporations law and the Bylaws of MTI, the officers and directors of MTI have the power and authority to manage all aspects of MTI's business. Shareholders must be willing to entrust all aspects of MTI's business to its directors and executive officers. MTI's success is substantially dependent on the performance of its executive officers and key employees. Given MTI's early stage of development, MTI is dependent on its ability to retain and motivate high quality personnel. Although we believe we will be able to engage qualified personnel for such purposes, an inability to do so could materially adversely affect our ability to develop and market our products. The loss of one or more of our key employees or our inability to hire and retain other qualified employees could have a material adverse effect on our business. See "Directors, Executive Officers, and Controlling Persons."

THE RELATIONSHIP OF OUR MANAGEMENT TEAM AND OUR AFFILIATES TO US COULD CREATE CONFLICTS OF INTEREST WHICH COULD HARM OUR BUSINESS.

         The relationship of management and our affiliates to MTI could create conflicts of interest. While management has a fiduciary duty to MTI, it also determines its compensation from MTI. Management's compensation from MTI has not been determined pursuant to arm's-length negotiation. While management believes that the consideration is fair for the work being performed, there is no assurance that the consideration to management reflects the true market value of its services.

WE WILL INDEMNIFY AND HOLD HARMLESS OUR OFFICERS AND DIRECTORS TO THE MAXIMUM EXTENT PERMITTED BY DELAWARE LAW, WHICH COULD REQUIRE US TO EXPEND CAPITAL OTHERWISE ALLOCATED TO THE GROWTH OF OUR BUSINESS FOR OUR INDEMNIFICATION OBLIGATIONS.

         Our Bylaws provide that we will indemnify and hold harmless our officers and directors against claims arising from Company activities, to the maximum extent permitted by Delaware law. If we were called upon to perform under our indemnification agreement, then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

WE DETERMINED THE PRICE OF THE SHARES ARBITRARILY, SO THE PRICE MAY NOT ACCURATELY REFLECT THE TRUE VALUE OF THE SHARES.

         The offering price of the Shares was arbitrarily determined by us and does not bear any relationship to our assets, results of operations or book value, or to any other historically-based criteria of value.

WE DO NOT  ANTICIPATE  PAYING ANY  DIVIDENDS  ON THE  SHARES IN THE  FORESEEABLE
FUTURE.

         We do not anticipate that we will pay dividends on our Common Stock in the foreseeable future. Our current intention is to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase the Shares. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our Common Stock, and in any event, a decision to declare and pay dividends is at the sole discretion of our Board of Directors.

IF WE ISSUE ADDITIONAL SHARES OF OUR STOCK, SHAREHOLDERS WILL EXPERIENCE DILUTION IN THEIR OWNERSHIP OF MTI.

         We are authorized to issue up to 500,000,000 shares of Common Stock, par value $0.001 per share. The Board of Directors has the authority to cause MTI to issue more shares of Common Stock, and to determine the rights, preferences and privileges of such stock, without the consent of any of our stockholders. Consequently, the Shareholders may experience more dilution in their ownership of MTI in the future.

IF WE BECOME SUBJECT TO PENNY STOCK REGULATION, SHAREHOLDERS MAY EXPERIENCE MORE DIFFICULTY SELLING THEIR SHARES.

         Broker-dealer practices in connection with transactions in "penny stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $3.00 (other than securities registered on certain national securities exchanges or quoted on NASDAQ provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The rules require that a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in connection with the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the liquidity of penny stocks. If, as expected, our securities become subject to the penny stock rules, purchasers of the Shares may find it more difficult to sell their securities.

FRAUD AND ABUSE HAVE BEEN RAMPANT IN THE MARKET FOR PENNY STOCKS IN RECENT YEARS, SO SHAREHOLDERS SHOULD BE CAUTIOUS.

         We want Shareholders to be aware that the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include
(i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales persons; (iv) excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
(v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses. Our management is aware of the abuses that have occurred historically in the penny stock market. We will not be able to control any of such patterns.

Cautionary Statements

         This Prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the risk factors below and elsewhere in this Prospectus. Important factors that may cause actual results to differ from projections include, for example:

     o    adverse economic conditions,

     o    volatility and/or decline of MTI's stock price,

     o    potential fluctuation in quarterly results,

     o    intense competition, including entry of new competitors and products,

     o changes in demand for MTI's smart security network products and services,

     o    insufficient revenues to cover operating costs,

     o    intense competition, including entry of new competitors,

     o    increased or adverse federal, state and local government regulation,

     o    inadequate capital,

     o    unexpected costs,

     o    lower revenues and net income than forecast,

     o    price increases for supplies,

     o    inability to raise prices,

     o failure to protect our proprietary rights or challenges to our rights to our technology

     o the risk of litigation and administrative proceedings involving MTI and its employees,

     o    higher than anticipated labor costs,

     o the possible fluctuation and volatility of MTI's operating results and financial condition,

     o    adverse publicity and news coverage,

     o    inability to carry out marketing and sales plans,

     o loss of key executives, changes in interest rates, inflationary factors, and

     o other specific risks that may be alluded to in this Prospectus or in other reports issued by MTI.

         MTI does not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements.


                                 USE OF PROCEEDS

         We will not receive the proceeds of sales of Shares by Selling Securityholders.


                         DETERMINATION OF OFFERING PRICE

         Prior to this offering, there has been no public market for the Common Stock. The initial public offering price has been determined by us and may not be indicative of the market price of the Common Stock following this offering. Among the factors we considered in our determination were prevailing market conditions, certain financial information of MTI, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development, and other factors deemed relevant.


                                 CAPITALIZATION

         The following table sets forth as of June 30, 2005 the capitalization of MTI.

                                                            As of June 30, 2005
                                                               (Unaudited)(1)
Indebtedness:

  Long-term indebtedness.........................             $    436,000(2)
Stockholders' Equity:
  Common Stock, par value $0.001 per share
   500,000,000 shares authorized, 159,017,050 issued
   and outstanding (3)...........................               $2,364,919
  Retained Earnings (Deficit)....................              ($2,274,478)
                                                               -------------
  Total Shareholders' Equity (Deficit)...........             $     90,441
                                                               -------------
  Total Capitalization...........................             $    526,441
                                                               =============
--------------------

(1)  See "Financial Statements."

(2) Reflects a related party debt owed by us to Roland Bryan, our Chairman and Chief Executive Officer, bearing simple interest at 6% per annum and due July 2009, payable interest only annually, and convertible into 17,440,000 shares of our Common Stock at any time.

(3) Reflects the ten for one forward split of our Common Stock which became effective on September 7, 2004. Does not include the exercise of any outstanding stock options or warrants.


                                    DILUTION

         The difference between the public offering price per share of Common Stock and the net tangible book value per share of Common Stock constitutes the dilution to investors in this offering. Net tangible book value is determined by dividing the net tangible book value (stockholders' equity adjusted for the retained earnings (deficit)) by the number of outstanding shares of Common Stock.

         As of June 30, 2005, the net tangible book value of MTI was $90,441 or approximately $0.00057 per share of Common Stock. Net tangible book value per share consists of stockholders' equity adjusted for the retained earnings (deficit), divided by the total number of shares of Common Stock outstanding. As of June 30, 2005, the purchasers of Common Stock will incur an immediate dilution of approximately $0.09943 per share from the purchase price. Furthermore, without giving effect to any changes in the net tangible book value of MTI after June 30, 2005, other than to give effect to the exercise of 7,000,000 common stock options at an exercise price of $.05 per share, 1,000,000 common stock options at an exercise price of $0.025 per share, 3,292,000 common stock purchase warrants at an exercise price of $0.025 per share, and 785,000 common stock purchase warrants at an exercise price of $0.10 per share, the pro forma net tangible book value on a fully diluted basis at June 30, 2005, would have been $1,152,682 or approximately $0.0067 per share. As of June 30, 2005, the purchasers of Common Stock will incur an immediate dilution on a fully diluted basis of approximately $0.0933 per share from the purchase price. "Dilution" means the difference between the offering price and the net tangible book value per share after giving effect to the offering. Holders of Common Stock may be subjected to additional dilution if any additional securities are issued as compensation or to raise additional financing. The following table illustrates the dilution which purchasers of Shares will incur and the benefit to current stockholders as a result of this offering:

                                                     Actual(1)     Fully Diluted
                                                                    Basis(1)(2)
                                                     -----------   -------------
  Price per share.................................   $     0.10       $    0.10
  Pro forma net tangible book value per share
   as of June 30, 2005............................   $  0.00057       $  0.0067
  Dilution per share to new investors.............   $  0.09943       $  0.0933

-----------------------

(1)  Assumes that all 73,367,050 shares of Common Stock are sold.

(2) Assumes that 7,000,000 common stock options are exercised at $0.05 per share, 1,000,000 common stock options are exercised at $0.025 per share, 3,292,000 common stock purchase warrants are exercised at $0.025 per share, and 785,000 common stock purchase warrants are exercised at $0.10 per share.


                            SELLING SECURITY HOLDERS

         The following table sets forth the names of the Selling Securityholders, the number of shares of Common Stock beneficially owned by each Selling Securityholder as of September 15, 2005, and the number of Shares being offered by each Selling Securityholder. The Shares being offered hereby are being registered to permit public secondary trading, and the Selling Securityholders may offer all or part of the Shares for resale from time to time. The Selling Securityholders are under no obligation to sell all or any portion of the Shares nor are the Selling Securityholders obligated to sell any Shares immediately under this Prospectus. All information with respect to share ownership has been furnished by our transfer agent of record. The Selling Securityholders may own additional shares held in street name which are not reflected in the following table. Because the Selling Securityholders may sell all or part of their Shares, no estimates can be given as to the number of Shares that will be held by any Selling Securityholder upon termination of any offering made by this Prospectus. See "Plan of Distribution."




                                                                     Shares                            Shares Owned
                                                               Beneficially Owned     Shares to Be       After the
                                                                 Prior to the          Sold in the       Offering
                 Name of Selling Stockholder                     Offering(1)(3)       Offering(2)         (1)(2)
                 ---------------------------                     --------------       -----------         ------
Michael                        Allaire                              200,000             200,000              0
Carolyn and Richard            Andrews                              200,000             200,000              0
Mark                           Barker                                50,000              50,000              0
Steven                         Bartling                           1,000,000           1,000,000              0
William E., Jr. and Alice      Beifuss                            7,120,000           7,120,000              0
Jacqueline                     Belusa                                40,000              40,000              0
Liselle                        Belusa                                40,000              40,000              0
Eric                           Belusa                               190,000             190,000              0
Ronald                         Belusa                               200,000             200,000              0

                                      I-17

Larry                          Benson                               500,000             500,000              0
Andrew                         Berk                                 200,000             200,000              0
Roy                            Bethel                               100,000             100,000              0
Thomas                         Blackburn                            200,000             200,000              0
Mark W. and Deborah H.         Blackman                             400,000             400,000              0
Erik                           Bloomquist                            50,000              50,000              0
Frances                        Bolle                                 50,000              50,000              0
Ted J., Sr. and Mary K.        Bowersox                             100,000             100,000              0
William                        Boyd                                 800,000             800,000              0
Bernard                        Brandstater                          250,000             250,000              0
Karl                           Brown                                350,000             350,000              0
Robert L.                      Brunker Trust Dated 11/15/02          50,000              50,000              0
Kathleen                       Bryan                                 50,000              50,000              0
Kenneth                        Bryan                                 50,000              50,000              0
Jon                            Bryan                                100,000             100,000              0
Roger and Deborah              Bryan                                600,000             600,000              0
Roland                         Bryan                             39,510,000(4)       16,010,000     23,500,000
Blair                          Capital.                           2,000,000           2,000,000              0
Fred                           Carpenter                             50,000              50,000              0
Glenn                          Catron                                50,000              50,000              0
Alex                           Cavus                                400,000             400,000              0
Eloy R. and Ellen P.           Corona                                50,000              50,000              0
Kauai                          Credit.                            1,000,000           1,000,000              0
Chris                          Crossley                             200,000             200,000              0
Robert                         Currie                                50,000              50,000              0
Ron                            DenBoer                              200,000             200,000              0
Virinder                       Dhillon                              200,000             200,000              0
Harinder                       Dhillon                              400,000             400,000              0
Dave                           Dobrin                                50,000              50,000              0
David                          Dobrin                                50,000              50,000              0
Lauren                         Doko                                 200,000             200,000              0
Kristi                         Dryden                               200,000             200,000              0
Thomas                         Dwyer                                100,000             100,000              0
BRP                            Enterprises (6)                       50,000              50,000              0
Sterling Trust                 FBO Gyula Etter                       50,000              50,000              0
Michael                        Evans                                200,000             200,000              0
Duwayne                        Evenson                               50,000              50,000              0
Barry                          Ewing                                400,000             400,000              0
Laura                          Fairbanks                            200,000             200,000              0
Mary                           Falso                                200,000             200,000              0
Fiserv Securities              FBO Steven M. Bathgate             1,000,000           1,000,000              0
Scott                          Foley                                 50,000              50,000              0
Jesse                          Fowler                                50,000              50,000              0
Frank and Amy                  Frazer                               600,000             600,000              0
Patrick E. and Marianne P.     Gillespie                             50,000              50,000              0
Steve                          Gillespie                             50,000              50,000              0
Leni                           Gillis                                50,000              50,000              0
Steven W. and Mary G.          Gordon                               200,000             200,000              0
William L., Sr. and Nancy A.   Guggemos                             200,000             200,000              0
Halkett Family                 Trust                              1,500,000           1,500,000              0

                                      I-18

Halprin Family                 Trust, Dated March 28, 1985           50,000              50,000              0
Sterling Trust                 FBO James A. Hammann               1,000,000           1,000,000              0
James                          Hammann                            1,000,000           1,000,000              0
Harold                         Havekotte                             50,000              50,000              0
Shining Star 09-13-2000 Trust  FBO Phyllis Janet Holmes             500,000             500,000              0
Phyllis Janice                 Holmes Living Trust                  500,000             500,000              0
Richard                        Johnson                              200,000             200,000              0
Tim                            Kaiser                               400,000             400,000              0
Larry                          Kaufman                              100,000             100,000              0
Holly                          Killion                              200,000             200,000              0
Robert D. and Pamela M.        King                                 400,000             400,000              0
Kolanowski Family              Trust, Dated December 2, 2003         50,000              50,000              0
Matt                           Kramer                               100,000             100,000              0
Melvin A. and Barbara L.       Lahmann                               50,000              50,000              0
David                          Lee                                1,080,000           1,080,000              0
Esther                         Lee                                1,600,000           1,600,000              0
Dennis and Nancy               LePon                                200,000             200,000              0
Private                        Life                                 800,000             800,000              0
Kimberly                       Long                                 200,000             200,000              0
Juliet E. and Ronald C.        Long                                 250,000             250,000              0
Thomas                         Lutz                                  50,000              50,000              0
Jennifer                       Mandel                                50,000              50,000              0
Thomas                         Mason                              1,000,000           1,000,000              0
Dana and Karen                 Matsunaga                            200,000             200,000              0
Brian and Robin                McMahon                              400,000             400,000              0
Carolyn                        Miller                               300,000             300,000              0
Ross                           Munro                                200,000             200,000              0
Donald G. and Norma I.         Nachtegaele                          100,000             100,000              0
Gerald                         Nadler                             1,000,000           1,000,000              0
Roy                            Neumann                               50,000              50,000              0
Oliver Family                  Trust                                200,000             200,000              0
Julie-Ann                      O'Rear                            14,250,000          14,250,000              0
Wade                           Pedrotti                             200,000             200,000              0
John                           Pulliam                              200,000             200,000              0
Tim                            Raney                                200,000             200,000              0
Paul                           Ronan                                100,000             100,000              0
Lloyd                          Rutherford                            50,000              50,000              0
Ghanim                         Sabeh                                 50,000              50,000              0
Bassel                         Salloum                               50,000              50,000              0
James                          Salloum                               50,000              50,000              0
Michael and Hoda               Salloum                               50,000              50,000              0
Oscar G. and Susan A.          Sanchez                              100,000             100,000              0
Raffi                          Sarkissian                           200,000             200,000              0
Fred                           Schwartz                             100,000             100,000              0
Brian                          Schwartz                             200,000             200,000              0
Edward                         Shen                                 100,000             100,000              0
Andrew                         Slonka                               267,050             267,050              0
Brent                          Smith                                200,000             200,000              0
Gary                           Smith                                200,000             200,000              0
Leroy                          Solt                                  50,000              50,000              0

                                      I-19

Lisa                           Song                                 100,000             100,000              0
Sterling Trust                 FBO Edward W. Stoll                   50,000              50,000              0
Southwest Securities           FBO Kent E. Stone                    400,000             400,000              0
Samuel R. and Nancy B.         Spear                                200,000             200,000              0
Warren                         Spencer                              200,000             200,000              0
Russell                        Spencer                              400,000             400,000              0
James                          Standaert                            760,000             760,000              0
Paul                           Summers.                              50,000              50,000              0
Kenneth                        Tam                                  200,000             200,000              0
Laurie and Walter              Tayenaka                              50,000              50,000              0
Charles E. Tronson and Mary    Revocable Trust                      200,000             200,000
Jane Tronson                                                                                                 0
David                          Tronson                              200,000             200,000              0
Joseph                         Tucker                                50,000              50,000              0
Mohammadali                    Vaghar                               400,000             400,000              0
Van Burkleo                    Grantor Trust Dated 1/10/92           50,000              50,000              0
David                          Van Middlesworth                     200,000             200,000              0
David and Deborah              Van Zuidam                           500,000             500,000              0
Scott                          Wagner                                50,000              50,000              0
Carol                          Warfield                             200,000             200,000              0
Jerry                          Webb                                  50,000              50,000              0
Gary                           Werner                               200,000             200,000              0
Scott                          Widmer                                10,000              10,000              0
Lisa                           Wong                                 100,000             100,000              0
Russell D.                     Wong Trust                           800,000             800,000              0
Kent                           Zimmer                                50,000              50,000              0

--------------------
(1) Except as set forth in footnote (3) below, beneficial ownership is determined in accordance with Rule 13d-3 of the Exchange Act. The persons named in the table above have sole voting and investment power with respect to all Shares of Common Stock shown as beneficially owned by them.

(2)  Assumes all Shares offered hereby are sold in the offering.

(3) Some of these Shares may have been sold by the Selling Stockholder prior to the date of this Registration Statement.

(4) 23,500,000 of these shares are owned by the Bryan Family Trust. None of shares owned by the Bryan Family Trust shares will be registered.

(5) Effective September 19, 2002, Mr. Nadler was granted 7,000,000 incentive stock options to purchase 7,000,000 shares of Common Stock pursuant to MIT's Option Plan. These Options vest as follows: 25% on September 19, 2003, and 1/36 every 30 days thereafter until the remaining Options have vested. These Options are exercisable for a period of ten years from the date of grant at an exercise price of $0.05 per share. As of July 31, 2005, 5,015,068 of these Options were vested.

(6)  Bruce Pennell has voting or investment control over BRP Enterprises.

         All the Shares offered by this Prospectus are being offered for the account of the Selling Securityholders. Accordingly, we will not receive any proceeds of any sales. See "Use of Proceeds."

                              PLAN OF DISTRIBUTION

         The Shares may be sold or distributed from time to time by the Selling Securityholders or by pledgee, donees or transferees of, or successors in interest to, the Selling Securityholder, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire Shares as principals, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the Shares may be effected in one or more of the following methods: (i) ordinary brokers transactions, which may include long or short sales, (ii) purchases by brokers, dealers or underwriters as principal and resale by such purchasers for their own accounts pursuant to this Prospectus,
(iii) "at the market" to or through market makers or into an existing market for the Common Stock, (iv) in other ways not involving market makers or established trading markets, including direct sales to purchasers or sales effected through agents, (v) through transactions in options, swaps or other derivatives (whether exchange listed or otherwise), or (vi) any combination of the foregoing, or by any other legally available means. In addition, the Selling Securityholders may enter hedging transactions with broker-dealers who may engage in short sales of Shares of Common Stock in the course of hedging the positions they assume with the Selling Securityholders. The Selling Securityholders may also enter into options or other transactions with broker-dealers that require delivery by such broker-dealers of the Shares, which Shares may be resold thereafter pursuant to this Prospectus.

         Brokers, dealers, underwriters or agents participating in the distribution of the Shares may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or the purchasers of Shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commission). Any broker-dealer acting in connection with the sale of the Shares hereunder may be deemed to be underwriters within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and any profit realized by them on the resale of Shares as principals may be deemed underwriting compensation under the Securities Act. Neither the Company nor any Selling Securityholder can presently estimate the amount of such compensation. The Company knows of no existing arrangements between any Selling Securityholder and any such stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the Shares.

         Each Selling Securityholder and any other person participating in a distribution of securities will be subject to applicable provisions of the Exchange Act and its rules and regulations, including Regulation M, which may limit the timing of purchases and sales of securities by the Selling Securityholders and other persons participating in a distribution of securities. Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specific period of time prior to the commencement of such distribution, subject to specified exceptions. These rules may affect the marketability of the securities offered by this Prospectus.

         Any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this Prospectus.

         There can be no assurance that the Selling Securityholders will sell any of the Shares of Common Stock offered by them under this Prospectus.


                                LEGAL PROCEEDINGS

         MTI is not a party to any pending legal proceedings, and no such proceedings are known to be contemplated.


                DIRECTORS, EXECUTIVE OFFICERS AND CONTROL PERSONS

Executive Officers and Directors

         The following lists MTI's executive officers, directors, and key employees as of September 15, 2005:

       NAME                                        POSITION
       -----------------                           ---------------------------
       Roland F. Bryan                            President,  Chief Executive
                                                  Officer,  Chief Financial
                                                  Officer, and Chairman of the
                                                  Board of Directors

       Christopher T. Kleveland                   Vice President of Operations,
                                                  Secretary, and Director

       Gerald A. Nadler                           Chief Scientist (Key Employee)

       Brian Altounian                            Director

         ROLAND F. BRYAN, age 70, has been the President, Chief Executive Officer, Chief Financial Officer, and Chairman of the Board of Directors of MTI since our inception in January 2002. For the six years prior to founding MTI, Mr. Bryan was self employed as an independent advisor to several high-tech companies on corporate organization, management, marketing and product development. Mr. Bryan's professional background is in the areas computer science research and process control through computer automation. During the last 25 years he has built up and sold several high-tech companies in the fields of telecommunications networking, military computer systems and commercial equipment for network access. In 1974, he founded Associated Computer Consultants, Inc. ("ACC"), a company that implemented interconnections to the first packet network for many United States government agencies. In 1983 the name of the company was changed to Advanced Computer Communications, Inc. and continued to produce networking products for both military and commercial applications. ACC made the Inc. 500 List of Fastest Growing Companies in 1984. In 1991 the company was split into two separate businesses, one to concentrate on military products, the other to concentrate on commercial products. ACC was acquired by Ericsson in 1998 for $265 million. In September 1994, Wired Magazine honored Mr. Bryan and 18 others, as the "Creators of the Internet."

         CHRISTOPHER T. KLEVELAND, age 54, has been the Vice President of Operations, Secretary, and a director of MTI since our inception in January 2002. From June 1998 until the incorporation of MTI, Mr. Kleveland served as Vice President of Operations for SecureCoin, Inc. From October 1994 to December 2003, he served as President and Chief Executive Officer of Interforce Information Inc., an information technologies consulting firm. From June 1996 to June 1997, Mr. Kleveland served as Chief Technical Officer for PersonAlarm
Corporation. From August 1979 to May 1996, he was the Vice President of Operations of Advanced Computer Communications, where he established and operated a $20 million manufacturing facility supplying both military and commercial network electronics hardware.

         GERALD A. NADLER, age 62, as our Chief Scientist, has been a key employee of MTI since our inception in January 2002. From 1998 to January 2002, Mr. Nadler was self employed as an independent advisor consulting on designs of networking products for Cratos Networks, Nortel/Aptis, Lucent/Ascend, Openroute, Shiva, and Data General. In 1992, Mr. Nadler founded and from 1992 to 1995 was the President of Elettra Systems, a data communications company. From 1987 to 1991, he designed the spread spectrum wireless meter-reading system for Metricom. In 1985, he founded and from 1985 to 1987 was the President of Token Automation, a data communications company. In 1979, he founded and from 1979 to 1985 was the President of Distributed Computer Systems, a computer and data communications company. From 1976 to 1979, he was a computer architect at Wang Laboratories.

         BRIAN ALTOUNIAN, age 41, has been a director of MIT since June 2004. Mr. Altounian has over 16 years of experience in the areas of business development, finance, operations and administration. Since October 2003, he has been the Chairman of the Board of XsunX, Inc., a publicly traded technology company (OTCBB:XSNX). Since January 2003, Mr. Altounian has been an independent consultant, advising companies in the areas of marketing and business development. From January 2000 to December 2002, Mr. Altounian served as Executive Vice President of Plyent, Inc., a provider of a proprietary software solution that allows dynamic wireless Web access by Web enabled wireless thin devices, such as cell phones and personal digital assistants. Prior to working for Plyent, Inc. Mr. Altounian spent 12 years in the entertainment industry. From January 1998 to December 1999, he was the Vice President of Finance of

Lynch Entertainment, a producer of family television series for the Nickelodeon and Disney Channels. While at Lynch, he established subsidiary corporations, purchased and oversaw the construction of a state-of-the-art television studio facility, and built the infrastructure of the company. From June 1995 to June 1996, he was the Director of Finance and Administration of Time Warner Interactive. From January 1994 to June 1995, he was the Finance Manager of
National Geographic Television. From January 1991 to January 1993, Mr. Altounian, owned an operated his own consulting company, BKA Enterprises, advising small companies in the entertainment industry, including but not limited to Two Oceans Entertainment Group, Papazian-Hirsch Entertainment, The Santa Barbara Grand Opera Association, International Documentary Association and In-Finn-Ity Productions, in the areas of finance, administration and operations. Mr. Altounian received a Masters degree in Business Administration from Pepperdine University in 1992 and a Bachelor degree in psychology from the University of California, Los Angeles in 1987.

BOARD OF DIRECTORS AND COMMITTEES

         Our Board of Directors presently consists of three members: Roland F. Bryan, Christopher T. Kleveland, and Brian Altounian. Our Bylaws generally provide for majority approval of directors in order to adopt resolutions. The Board of Directors may be expanded in the future. All executive officer compensation, including payroll expenditures, salaries, stock options, stock incentives, and bonuses, must be approved by the unanimous consent of the Board of Directors. The Board of Directors maintains an Audit Committee, of which Brian Altounian is the sole member. We are currently preparing the Charter for our Audit Committee and the Code of Ethics for our business operations and information disclosures.

         The Audit Committee is authorized by the Board of Directors to review, with our independent accountants, our annual financial statements prior to publication, and to review the work of, and approve non-audit services performed by, such independent accountants. The Audit Committee makes annual recommendations to the Board for the appointment of independent public accountants for the ensuing year. The Audit Committee also reviews the effectiveness of the financial and accounting functions and the organization, operation and management of MTI.

MTI'S 2002 STOCK OPTION PLAN

         On February 15, 2002, the Board of Directors and a majority of shareholders adopted MTI's 2002 Stock Option Plan (the "Option Plan") under which a total of 20,000,000 shares of Common Stock has been reserved for issuance. The Option Plan terminates on February 15, 2012, unless sooner terminated by the Board of Directors.

         Options granted under the Option Plan may be either "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended, or nonstatutory stock options and become exercisable in accordance with terms approved at the time of grant. Incentive stock options may be granted to any officer or other employee of MTI or any parent or subsidiary of MTI, including members of the Board of Directors who are also employees of MTI or any parent or subsidiary of MTI. Nonstatutory stock options may be granted to officers or other employees of MTI or any parent or subsidiary of MTI, to members of the Board of Directors or the board of directors of any parent or subsidiary of MTI whether or not employees of MTI or any parent or subsidiary of MTI, and to certain other individuals providing services to MTI or any parent or subsidiary of MTI. The Option Plan is currently administered by the Board of Directors which has the authority to determine optionees, the number of shares covered by each option, the type of option (i.e., incentive or nonstatutory), the applicable vesting schedule, the exercise price, the method of payment and certain other option terms. The Board of Directors from time to time, in its absolute discretion, may also (a) award Restricted Stock (in lieu of Options) to employees of, consultants to, and directors of MTI and (b) permit Option holders to exercise their Options prior to full vesting and hold the Common Stock issued upon exercise of the Option as Restricted Stock.

         The exercise price of an option granted under the Option Plan may not be less than 100%, in the case of an incentive stock option, but may be may be less than, equal to or greater than 100%, in the case of a nonstatutory stock option, of the fair market value of the Common Stock subject to the option on the date of the option grant. To the extent that the aggregate fair market value of the stock subject to incentive stock options that become exercisable for the first time during any one calendar year exceeds $100,000 (as determined at the grant date) plus fifty percent (50%) of any unused limit carryover from prior years, the options in excess of such limit shall be treated as nonstatutory stock options. Options may be granted under the Option Plan for terms of up to ten years and will typically be exercisable in installments in accordance with a vesting schedule approved by the Board of Directors at the time an option is granted. Options are not transferable other than upon death or between spouses incident to divorce. Options may be exercised at various periods up to 180 days after the death of the optionee or up to 90 days after the termination of employment of the optionee not for "cause," as that term in defined in the Option Plan, to the extent the option was then exercisable.

         To date we have granted a total of 8,000,000 incentive stock options to employees of MTI, all of which vest as follows: 25% on the Vesting Commencement Date, as defined in each stock option agreement, and 1/36 every 30 days thereafter until the remaining Options have vested. These Options are exercisable for a period of ten years from the date of grant and 7,000,000 are exercisable at an exercise price of $0.05 per share and 1,000,000 are exercisable at an exercise price of $0.025 per share. We are generally permitted to issue additional shares of our capital stock with the approval of our Board of Directors and without the consent of MTI's shareholders. No such options have been issued or granted to our executive officers.

LIMITATION OF LIABILITY AND INDEMNIFICATION

         Under   Delaware   General   Corporation   Law  and  our   Articles  of
Incorporation, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation or its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constituted an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties, including gross negligence.

         The effect of this provision in our Articles of Incorporation is to eliminate the rights of MTI and our stockholders (through stockholder's derivative suits on behalf of MTI) to recover monetary damages against a director for breach of his fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through (vi) above. This provision does not limit nor eliminate the rights of MTI or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, our Articles of Incorporation provide that if Delaware law is amended to authorize the future elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the law, as amended. Delaware General Corporation Law grants corporations the right to indemnify their directors, officers, employees and agents in accordance with applicable law. Our Bylaws provide for indemnification of such persons to the full extent allowable under applicable law. These provisions will not alter the liability of the directors under federal securities laws.

         We intend to enter into agreements to indemnify our directors and officers, in addition to the indemnification provided for in our Bylaws. These agreements, among other things, indemnify our directors and officers for certain expenses (including attorneys' fees), judgments, fines, and settlement amounts incurred by any such person in any action or proceeding, including any action by or in the right of MTI, arising out of such person's services as a director or officer of MTI, any subsidiary of MTI or any other company or enterprise to which the person provides services at the request of MTI. We believe that these provisions and agreements are necessary to attract and retain qualified directors and officers.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling MTI pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL

         The following table lists the security ownership of management and stockholders of MTI who beneficially own 5% or more of the outstanding stock of MTI and their respective holdings of Common Stock in MTI as of September 15, 2005. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities, subject to community property laws, where applicable. The percentage of beneficial ownership is based on 159,017,050 shares of Common Stock outstanding as of September 15, 2005.


                                           Number of Shares Owned                     Percentage of Ownership
         Name and Address
          of Stockholder             Before Offering      After Offering     Before Offering(1)       After Offering(1)
----------------------------------------------------------------------------------------------------------------------------
Roland F. Bryan(2)                      39,510,000          23,500,000             24.85%                   14.78%
c/o MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California 93101

Christopher T. Kleveland (3)            23,500,000          23,500,000             14.78%                   14.78%
c/o MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California 93101

Mark P. Harris(4)                       23,500,000          23,500,000             14.78%                   14.78%
c/o MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California 93101

Wings Fund, Inc.(5)                     10,300,000          10,300,000              6.48%                    6.48%
c/o MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, Califonria 93101

Gerry Nadler(6)                          1,000,000               0                  0.63%                      0
c/o MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California 93101

                                      I-27

Brian Altounian(7)                       1,000,000           1,000,000              0.63%                    0.63%
c/o MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California 93101

Julie O'Rear                            14,250,000              0                   8.96%                      0
401 Church Road
Taigum, Queensland
Australia 4018

                                        ---------           ---------            ----------               ---------
Totals                                 113,060,000          81,800,000             71.10%                   51.44%
---------------------------

(1) Does not include the exercise of 4,077,000 warrants to purchase 4,077,000 shares of Common Stock and 8,000,000 options to purchase 8,000,000 shares of Common Stock.

(2) Roland F. Bryan is the President, Chief Executive Officer, and Chairman of the Board of Directors of MTI. 23,500,000 of these shares are owned by the Bryan Family Trust. Mr. Bryan holds an option to purchase 13,500,000 shares from Mr. Harris at $0.10 per share and an option to purchase 13,500,000 shares from Mr. Kleveland at $0.10 per share. In addition, Mr. Harris and Mr. Kleveland have agreed that Mr. Bryan has the right to vote the shares held under these option agreements. Mr. Bryan holds a convertible note from MTI in the principal amount of $436,000, interest payable at the rate of 6% per year, principal due on or before July 2009, and convertible into 17,440,000 shares of common stock at $0.025 per share.

(3) Christopher Kleveland is a director and the Vice President of Operations of MTI.

(4)  Mark P. Harris is a former director of MTI.

(5)  Wings Fund, Inc. provides consulting services to MTI.

(6) As a Chief Scientist, Gerry Nadler is a key employee of MTI. Does not include 7,000,000 incentive stock options to purchase 7,000,000 shares of Common Stock granted to Mr. Nadler pursuant to MIT's Option Plan. These Options vest as follows: 25% on September 19, 2003 and 1/36 every 30 days thereafter until the remaining Options have vested. These Options are exercisable for a period of ten years from the date of grant at an exercise price of $0.05 per share. As of July 31, 2005, 5,015,068 of these Options were vested.

(7) Mr. Brian Altounian is a director of MTI. Does not include 315,000 warrants to purchase 315,000 shares of common stock issued to Mr. Altounian in consideration for marketing analysis consulting services provided by him to us. These warrants are exercisable for a period of five years at an exercise price of $0.025 per share.

                            DESCRIPTION OF SECURITIES

GENERAL

         As of September 15, 2005, our authorized capital stock consists of 500,000,000 shares of Common Stock, par value $0.001 per share, of which 159,017,050 shares are presently issued and outstanding and a maximum of 168,754,324 of which may be issued and outstanding upon the exercise of vested stock options and warrants.

COMMON STOCK

         All outstanding shares of Common Stock are, and the shares to be issued as contemplated herein will be, fully paid and nonassessable. As a class, holders of the Common Stock are entitled to one vote per share in all matters to be voted upon by the stockholders. Holders of Common Stock are entitled to receive such dividends when and as declared by the Board of Directors out of the surplus or net profits of MTI legally available therefor, equally, on a share for share basis. We do not anticipate paying dividends in the near future. In the event of a liquidation, dissolution or winding-up of MTI, the holders of Common Stock are entitled to share equally, on a share for share basis, in all assets remaining after payment of liabilities, subject to the prior distribution rights of any other classes or series of capital stock then outstanding. The Common Stock has no preemptive rights and is neither redeemable nor convertible, and there are no sinking fund provisions. As of September 15, 2005, our 159,017,050 shares of Common Stock outstanding were held by approximately 156 stockholders of record.

WARRANTS

         As of September 15, 2005, there were approximately 3,292,000 warrants outstanding exercisable until January 28, 2010 at a price of $0.025 per share, 525,000 warrants outstanding exercisable until March 23, 2010 at a price of $0.10 per share, 55,000 warrants outstanding exercisable until April 18, 2010 at a price of $0.10 per share, 5,000 warrants outstanding exercisable until April 28, 2010 at a price of $0.10 per share, and 200,000 warrants outstanding exercisable until June 16, 2010 at a price of $0.10 per share. Each warrant contains provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant under certain circumstances, including stock dividends, stock splits, reorganizations, reclassifications, and consolidations.

STOCK OPTIONS

         As of September 15, 2005, there were a total of 8,000,000 incentive stock options granted to employees of MTI pursuant to MTI's Option Plan, all of which vest as follows: 25% one year after the Vesting Commencement Date, as defined in each stock option agreement, and 1/36 every 30 days thereafter until the remaining Options have vested. These Options are exercisable for a period of ten years from the date of grant and 7,000,000 are exercisable at an exercise price of $0.05 per share and 1,000,000 are exercisable at an exercise price of $0.025 per share.

DIVIDEND POLICY

         We do not intend to pay cash dividends in the foreseeable future on the shares of Common Stock. Cash dividends, if any, that we may pay in the future to holders of Common Stock will be payable when, as, and if declared by the Board of Directors of MTI, based upon the Board's assessment of the financial condition of MTI, our earnings, our need for funds, and other factors including any applicable.


                      INTEREST OF NAMED EXPERTS AND COUNSEL

LEGAL COUNSEL

         The validity of the issuance of the shares of Common Stock covered by this Prospectus will be passed upon for us by Richardson & Associates, counsel to the Company, 233 Wilshire Boulevard, Suite 820, Santa Monica, California, 90401. Mark J. Richardson Esq. of Richardson & Associates owns shares of MTI's Common Stock.

ACCOUNTANTS

         Our financial statements for the twelve months ended December 31, 2004 and December 31, 2003, appearing in the Prospectus have been audited by Rose, Snyder & Jacobs, a Corporation of Certified Public Accountants, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

TRANSFER AGENT AND REGISTRAR

         U.S. Stock Transfer Corporation in Glendale, California is our Transfer Agent and Registrar.

                               MACHINETALKER, INC.

GENERAL

         MachineTalker, Inc. ("MTI" or "we") is a Delaware corporation formed to engage in the business of developing and marketing a wireless control technology. From inception until mid 2004, we focused our operations on the development of our wireless control technology. We made our first sales of product and services in 2004. These sales, however, were not sufficient to cover all expenditures for product development and marketing, resulting in a net loss since inception through June 30, 2005 of $2,274,478. While we are currently shifting the focus of our operations from developing new products to marketing and selling our existing products, we cannot assure that we will be successful in our efforts.

         Our new smart security network technology allows governments, businesses, and individuals to deploy wireless security systems rapidly to protect and monitor things, places, and people. Current security systems are static and rely on centralized control over various types of detectors or nodes. Without independent intelligence and a way to communicate with one another, individual security nodes are unable to carry out functions or overcome failure at the local level. Our technology allows security systems to become dynamic by creating "smart" security networks at the local level. The remote and wireless devices developed by us ("MachineTalkers" or "Talkers") contain powerful microprocessors, on-board sensors, detectors, readers or actuators, and wireless radios. Talkers(R) automatically form an ad hoc wireless mesh network, creating intelligent nodes, each capable of processing data in real-time and on a local basis. Once formed, a small community of Talkers(R) operate independently or collectively to assess local conditions or events and take action accordingly. These cooperating Talkers(R) form redundant and self-healing networks in case of failure. One or more individual units can be connected to modems for wireless communication outside of the local community by way of the Internet.

         Talkers(R) can be used in a variety of applications. We recently developed a trial application for a customer who needed a way to track and maintain the security of numerous shipping containers. Talkers(R) were placed within the shipping containers enabling the customer to track the location of each container and to confirm their safety. We also developed a trial application for a customer who sought a way to relay information among small aircraft and ground stations. Talkers(R) were placed on-board small aircraft to gather and report data to share with adjacent aircraft and ground stations. With the implementation of our special display software, tracking of Talkers(R) can be viewed on personal computers, laptops and PDAs. We continue to demonstrate our products at trade shows and to potential customers.

HISTORY

         MTI was formed in January 2002 by Roland F. Bryan, Christopher T. Kleveland and Mark P. Harris. Our founders are also shareholders of SecureCoin, Inc. ("SecureCoin"). As part of our initial capitalization, our founders contributed certain intellectual property that was developed at and purchased from SecureCoin. SecureCoin assigned all rights to that intellectual property to Messrs. Bryan, Kleveland and Harris in January 2002, and those co-founders then contributed the intellectual property rights to us in connection with our formation. This intellectual property forms the core of our proprietary smart security network technology that allow governments, businesses and individuals to rapidly deploy wireless security systems to protect and monitor things, places and people. Talkers(R) are designed to track the whereabouts and status of the objects into which they are placed. Talkers(R) can be grouped in small clusters or "communities" and can be programmed to sense, record, process, and act upon specified events based upon a customer's specific needs. Once programmed, Talkers(R) are placed into the objects the customer desires to track. Talkers(R) then monitor and report activity as programmed to each other and to the customer via the Internet. For example, Talkers(R) placed inside shipping containers can be programmed to monitor and report activity concerning the tracking and security of the shipping containers and their cargo in transit, including loading and unloading freight manifests. The information can then be exchanged with the trucks onto which the containers are being transported.

         Shortly after our formation in 2002, we voluntarily elected to become a reporting company and filed a Form 10 with the Securities and Exchange Commission. We subsequently determined not to register any of our stock and depleted most of our financial resources on the development of our products. Lacking the capital we needed to prepare and file annual, quarterly, and current reports, we filed a Form 15 in 2004 to terminate our reporting obligations.

THE NEED FOR THE SIMPLE MACHINE MANAGEMENT PROTOCOL(R)(SMMP)

         During the 1970s and early 1980s, a revolution of sorts came about which led to what we now know as the Internet. An important development that made this possible was the establishment of standards, rules, and shared languages, which allowed computers to "talk" to each other. Because of these "protocol" standards, computer interconnectivity exploded and the Internet was put to use in ways that were previously unimaginable.

         MTI believes that today, the same environment for change exists in the world of non-computer entities. Many people can envision a future where almost everything communicates for a useful purpose. Already, our car keys deliver wireless commands to their car door locks and our airbags talk to the emergency desk of the car manufacturer's network.

         Networking of such devices today is limited in the same way that computer networking was limited before universal connectivity made the Internet possible. As in the case of the Internet, we believe that all this will change once a simple, smart, flexible, and inexpensive communication platform is introduced that will enable most things able to talk to each other. Our management team believes the platform will be the MachineTalker(R) infused with a new standard language, the Simple Machine Management Protocol ("SMMP").

         SMMP(R)  provides   MachineTalkers(R)   with  unique   characteristics,
including:

1 A MachineTalker(R)with SMMP(R)can be instructed to represent or be proxy for any entity to which it is attached.

2 A MachineTalker(R) records and maintains a profile of that entity and shares that profile with other MachineTalker(R) members of its local community.

3 A MachineTalker(R)automatically forms an ad hoc mesh network with its peers and they keep track of each other and share in processing information.

4 The SMMP(R) operating system provides for peer-to-peer control, power management to prolong battery life and a simplified API for ease in programming new applications.

PROPRIETARY TECHNOLOGY

         GENERAL. Information passed to and from local or remote nodes and a centralized control facility is similar to the central computer/dumb terminal installations of the pre-Internet era. Like those early hard-wired systems that required every action to be processed centrally, today's security systems are severely handicapped to meet the increasing demands of information distribution and local control.

         We believe  that we have  solved  this  problem  by moving  much of the processing now located at the central control site to inexpensive MachineTalkers(R) that serve as intelligent proxies for sensor, detectors, readers, or actuators. These Talkers(R) can make decisions based upon information provided by their local attachments or by their networked "peers." Each MachineTalker(R) can be set up to perform diagnostics and to transmit status reports on itself and on other members of its "community."

         Like the Internet revolution, we believe that the MachineTalker(R) revolution will be driven by a change in networking technology. MachineTalkers(R) are managed by the SMMP(R) that forms the basis for the ad hoc wireless network and the peer-to-peer relationships.

         AUTOMATIC NETWORK CONFIGURATION (ANC(TM)). The significant advantage of wireless networking is the ability to bring new nodes on-line without plugging in cables or physically reconfiguring a local network. This advantage dovetails with the MachineTalker(R) concept of Automatic Network Configuration ("ANC(TM)"), whereby the addition of a new "Talker(R)" to a community of Talkers(R) will happen simply by powering it up or coming into the sphere of the

"community." This means that a number of sensing devices, made "intelligent" by attachment to MachineTalkers(R), can be moved, or supplemented in the field without having to connect them because they will automatically become absorbed as a member of a local community of sensors. In practical terms, service personnel can add new types of sensors or replace failed sensors without having to interrupt network operation. We believe that the foregoing benefits will justify the deployment of the MachineTalker(R) technology by our target customer base. Once adopted however, we believe that the real value of MachineTalker(R) technology lies in the vast potential that is unlocked as these networked entities or sensors acquire and share intelligence and knowledge amongst themselves in a decentralized and flexible model.

         PATENT APPLICATION. Application No. 20040114557 for a United States patent in the names of Roland F. Bryan, Mark P. Harris, and Christopher T. Kleveland and assigned to MTI entitled "Self Coordinated Machine Network" was filed on April 23, 2002, by our former intellectual property counsel, Lyon & Lyon, LLP. Earlier this year, we contacted our patent examiner who permitted us to amend our application to include additional claims. We filed an amended patent application in May 2005 and are waiting to receive the first office action from our examiner. At this time we cannot predict when or if we will be granted a patent for our "Self Coordinated Machine Network."

         ABSTRACT OF THE PATENT DISCLOSURE. A self coordinated machine network is established by two or more machines in proximity with each other via a wired or wireless network infrastructure. The machines are configured to establish an ad hoc network between them for sharing information related to their common applications. New machines that come into proximity of the network infrastructure are automatically configured to join an existing ad hoc network. Machines that power down or are removed from proximity of the network infrastructure are eliminated from the ad hoc network. Communications between the constituent machines of the ad hoc network allow the machines to self coordinate the network and redundantly store information pertaining to the common and disparate applications of the various machines that comprise the self coordinated machine network. The same is the case for the internal components that make up the machine; in that self-contained subassemblies that take action in response to stimulus or change in status, like keyboards, card readers, bill changers and electronic devices, can be similarly self coordinated with the addition to each sub-assembly of the present invention; whereby cabling between such sub-assemblies is minimized or even eliminated by use of the wireless version of the present invention.

PRODUCTS

         We currently offer several smart security network components for rapidly deploying wireless security systems, including:

         MACHINETALKER(R). MachineTalker(R) is a high performance unit for applications requiring extensive local processing and/or gateway connections to higher level networks (such as Internet, Ethernet, 802.11 and WiFi).

         MINITALKER(R). MiniTalker(R) is similar in functionality to the MachineTalker(R), but has lower performance levels, reduced size, and lower power consumption. As an option, this unit may include on-board sensors for a particular application.

         TAGTALKER(TM). TagTalker(TM) is an ultra low power, very low cost unit for applications requiring limited local processing.

         TOUGHTALKERS(TM). ToughTalker(TM) is a more rugged version of MiniTalker(R) and is designed for use in harsh, industrial environments where it must operate more reliably through shock and vibration, such as inside shipping containers.

         CONTAINERTRACKER(TM). We recently completed development of a demonstration software program to support ToughTalkers(TM) which have been placed aboard a community of shipping containers. The demonstration software enables a user to monitor the containers and control interaction with on-board Talkers(R). The ContainerTracker(TM) software includes the ability to create, insert, and read-back a freight manifest that shows what has been loaded within a container, from where the container came, and to where the container is supposed to go. The manifest can also be accessed by a hand-held personal digital assistant when a container is encountered in the field.

         ASSETTRACKER(TM). In June 2005, we released AssetTracker(TM), a small portable battery powered roving unit that integrates a ToughTalker(TM) with a Global Positioning System Modem. When an AssetTracker(TM) is plugged into an automobile's cigarette lighter, the devise will send location data over a cellular telephone connection which can then be monitored on the Internet and tracked on a map. Additionally, an AssetTracker(TM) can also feed the connection with information from other Talkers it encounters within its vicinity or community. We are currently testing this devise in Texas with a potential customer.

SPECIFICATIONS

         SMMP(R) OPERATING SYSTEM. All of our MachineTalker(R) products use the SMMP(R) language developed by MTI. SMMP(R) is an operating system and protocol that facilitates the establishment of ad hoc wireless networks. MachineTalker(R) modules maintain profiles of all devices and interchange information to facilitate redundancy, establish network relationships and build autonomous communities of MachineTalkers(R).

          RADIO TECHNOLOGIES. Our MachineTalker(R) products utilize a modular architecture to meet the requirement of disparate applications, meaning that different types of radios can be used. The MachineTalker(R) demonstration units utilize a single chip RF transceiver operating in the 902-928 MHz ISM band. We are a voting member of the IEEE 802.15.4 Committee, which has introduced a standard for a low power RF transceiver that utilizes direct sequence, spread spectrum. The 802.15.4 standard is intended to meet the requirements of low power networks in the future, such as MachineTalker(R). Several large semiconductor manufacturers have announced products to fulfill a wide variety of applications. Position Location and high performance can be obtained by our RF transceiver using pulsed spread spectrum techniques.

         MICROPROCESSOR. The MachineTalker(R) is based on a low power extremely powerful 8-bit RISC processor (Atmel ATmega 128). Depending on the application, the MachineTalker(R) can make use of the on-board Analog-to-Digital Converter ("ADC") and various serial and parallel interfaces. The chip contains 128k of flash memory for program and data storage.

         LOW POWER OPERATION. Depending on the duty cycle specified for a given application, the MachineTalker(TM)can have a battery life of 2+ years on AA batteries.

         SENSORS. The MachineTalker(R)can be interfaced to a variety of sensors including micro electro-mechanical systems ("MEMS") and advanced nanotechnology, including:

        o        Temperature o Humidity
        o        Gas (all types)
        o        BioHazard
        o        Pressure
        o        Light Measurement
        o        Magnetometer (compass)
        o        Ultrasonic distance
        o        GPSo Displacement
        o        Gyroscope (MEMS)
        o        Hall Effect (magnetic proximity)
        o        Biometric (Fingerprint)
        o        Accelerometers (vibration, tilt)
        o        Sound Detection
        o        Corrosion Detection
        o        Proximity sensors (human)

         INTERNET ACCESS. Remote and wireless MachineTalkers(R) with their detectors and sensors are now accessible via the Internet. Using the services of SensorLogic, Inc., a strategic partner which provides access services, all types of activities can be easily monitored in real-time from anywhere in the world. Such access can also be made by attachment of our products to standard personal computers, laptops, and PDAs; all acting as "network gateways."

APPLICATIONS FOR MACHINE TALKER SMART SECURITY NETWORK TECHNOLOGY

         GENERAL. We intend to become a significant part of the electronic architecture of the worldwide security and sensor market. We believe that the United States homeland security market provides us with an attractive opportunity, as well as the market for mobile sensors. We believe that applications for our smart security network technology include the following:

        o        Transportation Security (land, sea and air)
        o        People Screening
        o        Cargo Security
        o        Container Security
        o        Mail and Mail Room Security
        o        Sensitive Sites and Public Spaces Security
        o        Weapons of Mass Destruction/Disruption
        o        Logistics and Critical Inventory Tracking

         APPLICATION FOR KELLOGG, BROWN & ROOT. In December 2004, we entered into an agreement with Kellogg, Brown & Root ("KBR"), a division of Halliburton Company, pursuant to which we agreed to develop a solution to enable KBR to track its 600,000 shipping containers on a global basis. Our solution for KBR consisted of equipping each KBR shipping container with a MiniTalker(R) unit programmed with the shipping manifest, source, destination, and other information to identify the individual container when queried. Considering that shipping containers are not usually handled with care and that they generally pass through very harsh environments while in transit, we designed a rugged version of our MiniTalker(R) unit for use in this particular application, referred to as a ToughTalker(TM). In consideration for developing and demonstrating applications software and designing product variations for KBR's intended use, KBR agreed to pay us $300,000, $240,000 of which has been paid in fixed increments as we completed certain milestones for the project. The agreement also contains a five year software license agreement component pursuant to which Kellogg, Brown & Root has the right to use our SMMP(R) software and the right of first refusal to participate with us in the sale of our Talkers(R) in the area of tracking of inventory, containers, and similar packages in consideration for a license fee of $200,000. Kellogg, Brown & Root also had the right under the agreement to purchase up to 250 MiniTalkers(R) at a purchase price of $100 per MiniTalker(R), which it exercised on August 9, 2005. Both parties agreed, however, that due to increased production costs, Kellogg, Brown & Root would purchase 100 MiniTalkers(R) at a purchase price of $250 per MiniTalker(R), for a total of $25,000. Accordingly, the maximum value of the agreement is $525,000. By its terms, the agreement, except for the software license agreement, terminated on July 31, 2005 but has been extended in writing until September 1, 2005 with a further extension contemplated. As of the date of this Prospectus, all deliverable items have been shipped and invoiced to KBR and all payments, except the last payment of $60,000, have been received. With the successful demonstration of the trial application, KBR and we have orally agreed to extend the term of the agreement again for a period to be determined pursuant to which we expect to manufacture and install a large quantity of ToughTalker(TM) units in KBR shipping containers. We cannot assure if or for how long the agreement will actually be extended.

         NASA PROJECT. In July 2004, we entered into an agreement with NASA through its contracting group at SAIC, pursuant to which we agreed to provide a version of MachineTalker(R) that could be placed in an unmanned aerial vehicle ("UAV") to read multiple sensors (atmospheric pressure, accelerometers, and gyroscopes) and to convey results to other Talkers(R) in nearby UAVs in-flight and on the ground. In consideration for our product, NASA agreed to pay us a total of $55,000, payable in increments as we completed certain milestones. Delivery of the final product was to take place within 22 weeks after the commencement of the agreement. When NASA was unable to provide the equipment necessary for us to complete the project, the agreement was extended for a period of one year. We completed development of the application software and display software for the ground station on schedule, and shipped the units to NASA for flight testing. As of the date of this Prospectus, NASA has paid us $25,000 and $15,000, respectively, for those deliverables which have been shipped to NASA Langley for testing. Due to staffing changes at NASA, flight testing was postponed until October 2005. Upon completion of flight testing, NASA is scheduled to pay the remaining $15,000 due to us under the agreement. We believe that the NASA test will illustrate how wireless sensors can be placed anywhere inside an airframe, each with the intelligence to make decisions and gather data, without the need to rewire the aircraft. Information can be passed among sites containing the wireless sensors, to nearby aircraft containing wireless sensors, and to ground stations containing wireless sensors.

BUSINESS AND REVENUE MODELS

         Our business strategy is very straight-forward: (1) apply MachineTalker(R) smart security network technology to the $80 billion worldwide security and sensor products and systems market, (2) initially sell MachineTalker(R) devices through channel partners and distributors in this market, and (3) later on, further develop MachineTalker(R) proprietary technology and products for sale to manufacturers and operators of virtually all machines, appliances and devices.

         Our management believes that most of our revenues will come from the sale of MachineTalker(R) devices. We also plan to earn revenues through licensing of our proprietary technology to equipment manufacturers.

MARKETING AND SALES PLAN

         We compete in worldwide security products and systems market, as well as the market for sensors. The Freedonia Group forecasts that the world market for security products and systems will expand dramatically through 2006, approaching $80 billion, and perhaps double to $160 billion by 2011. Heightened fears of terrorism in the wake of the September 11, 2001 attacks on the United States, in tandem with rising conventional crime rates in many countries, is expected to be the major factor driving growth. Also important will be the robust pace of new product development, especially in the electronic security segment. MTI intends to become a significant part of the electronic architecture of the worldwide security products and systems market.

         MARKETING STRATEGY. Our marketing strategy is to create a favorable environment in which to sell our MachineTalker(R) smart security network devices. We intend to enhance, promote, and support our supposition that the MachineTalker(R) proprietary smart security network technology is the most complete and comprehensive solution available in the marketplace to deploy wireless security and sensor systems rapidly.

         PRODUCT   AND   SERVICE   DIFFERENTIATION.    We   believe   that   the
differentiating attributes of the MachineTalker(R) wireless control solution include:

         o The only complete smart security system to easily create, deploy and manage local wireless security systems
         o        Dynamic ("smart") networks
         o        Creates communities of wireless sensors via SMMP(TM)
         o        Low cost, easy-to-install wireless components
         o        Designed for diverse types of applications
         o        Highly scalable
         o        Highly reliable

         VALUE PROPOSITION. Our value proposition is simple: we believe that MachineTalker(R)smart security networks allow governments, businesses and individuals to deploy wireless security systems rapidly to protect people, places and things at a reasonable cost.

         POSITIONING. We believe that MachineTalker(R) can be positioned as the superior solution for creating, deploying, and managing local wireless security systems. We believe that MachineTalker(R) offers a complete solution that is inexpensive, efficient and scalable. We plan to reposition our competitors by demonstrating that their offerings are inadequate, too costly and not dynamic.

         SALES STRATEGY. After creating a high level of perceived value and building significant demand for sales through our marketing campaign, we intend to sell our smart security network devices aggressively throughout the United States. If and when we achieve initial success in the domestic marketplace, we plan to expand our sales efforts into the international marketplace.

         SALES MARGIN STRUCTURE. We believe that the majority of our sales will be derived from channel partners and certified integration partners. As a result, our sales margin structure must be appropriate for these independent organizations. Our proposed margin structure includes:

         1.       Direct Sales - Full suggested list price.
         2. Channel Partners/Certified Integration Partners Sales - 40% off suggested list price.
         3.       Manufacturer's Representatives - 10% commission.

         FIELD SALES FORCE. Under our current business model we plan to hire approximately two salespeople who are also experienced engineers ("Sales Engineers"). The majority of our sales efforts are expected to be targeted toward Original Equipment Manufacturers ("OEMs") and will be handled internally through these Sales Engineers. MTI has chosen to use Sales Engineers because OEM accounts require considerable customer education and post-sales technical support directly from MTI. Our price points, pricing structure, and profits justify a technical "person-to-person" selling strategy.

         MANUFACTURERS' REPRESENTATIVES. We can supplement our own field sales force by entering into agreements with manufacturers' representatives. Because manufacturers' representatives carry several product/service lines that are compatible with our products and services, we plan to select manufacturers' representatives carrying complementary and compatible products and services, as well as manufacturers' representatives that sell dissimilar products and services yet ones that are appropriate to their customers' customer.

DISTRIBUTION CHANNELS

         We plan to sell our smart security network components through several channels of distribution, including the following:

         DIRECT SALES TO END USERS. Under our current policy we only sell our products directly to end-users when other channels of distribution are unavailable. We anticipate that direct sales will occur most often with smaller customers.

         CHANNEL PARTNERS AND/OR CERTIFIED INTEGRATION PARTNERS. We plan to identify a number of independent organizations that may serve as channel partners, certified integration partners, or both. These organizations are likely to have well-established relationships with mid-size to large size customers. Many may also provide specific vertical market applications. Our requirements for channel partners and certified integration partners include: established branding, established market segment, solid reputation, high volume transactions and independent marketing and services organizations.

COMPETITION

         The worldwide security products and systems industry in general and the market for security products in particular is highly competitive. Our principal competitors include large scale security companies that have provided container security in the past such as Savi Technology that have OEMs that are trying to do what we are doing. Many of these competitors have longer operating histories, greater name recognition, larger installed customer bases, and substantially greater financial and marketing resources than MTI. Because these other companies use bar code readers and radio frequency identification devices without local intelligence to accomplish security and tracking, management believes that one of the features that will distinguish our security systems from the competition is our ad-hoc local wireless network approach to do tracking and security. Our ability to compete successfully in the security products systems industry depends in large part upon our ability to sell and install our smart security systems and to respond effectively to changing technology. By installing representative products in projects funded by large OEM customers such as KBR, we believe that principal industry leaders will adopt our technology. We cannot assure that we will be able to compete successfully in the security products and systems industry, or that future competition will not have a material adverse effect on our business, operating results, and financial condition.

GOVERNMENT REGULATION

         We are subject to various federal, state and local laws affecting wireless communication and security businesses. The Federal Trade Commission and equivalent state agencies regulate advertising and representations made by businesses in the sale of their products, which apply to us. Our business is also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general. Failure of MTI to comply with applicable government rules or regulations could have a material adverse effect on our financial condition and business operations.

EMPLOYEES

         As of September 15, 2005, we employed seven people on a full-time basis. Of those seven full-time employees, two are employed in an administrative, marketing, and sales position, and the remaining five are technical employees employed in research, development, and production positions. We project that during the next 12 months, our workforce is likely to increase to 12, with two of the new positions being in administrative, marketing, and sales positions and the remaining three being research, development, and production positions.

         To support our need for technical staffing, we have established relationships with technical staffing organizations that continuously offer highly qualified personnel to meet our needs, both locally and from out of the area.

PROPERTY

         We currently lease approximately 1,100 square feet of office space at 513 De La Vina Street, Santa Barbara, California 93101 from a company owned by the majority shareholders at a base rental rate of approximately $1,188.64 per month pursuant to a three year lease. The lease term expires on August 20, 2006 with an option to extend the lease term for one year.

INTELLECTUAL PROPERTY

         We currently own the following registered trademarks and service marks:
(i) United  States  Trademark  Registration  No.  2848438,  issued by the United
States Patent and Trademark Office on June 1, 2004 , covering the trademark "TALKER," (ii) United States Trademark Registration No. 2872244, issued by the United States Patent and Trademark Office on August 10, 2004, covering the trademark "SMMP," (iii) United States Trademark Registration No. 2872243, issued by the United States Patent and Trademark Office on August 10, 2004, covering the trademark "MACHINETALKER," (iv) United States Trademark Registration No. 2882375, issued by the United States Patent and Trademark Office on September 7, 2004, covering the trademark "MINITALKER," and (v) United States Trademark

Registration No. 2897704, issued by the United States Patent and Trademark Office on October 26, 2004, covering the trademark "SIMPLE MACHINE MANAGEMENT PROTOCOL" with no claim made to the exclusive right to use "MACHINE MANAGEMENT PROTOCOL" apart from the entire mark.

         We have also applied for the following additional trademarks and services marks: (i) United States Serial No. 78141481, application filed with the United States Patent and Trademark Office on July 5, 2002, for the trademark "TAGTALKER," (ii) United States Serial No. 78154576, application filed with the United States Patent and Trademark Office on August 15, 2002, for the trademark "TINYTALKER," (iii) United States Serial No. 78389393, application filed with the United States Patent and Trademark Office on March 23, 2004, for the trademark "RFIDNET," (iv) United States Serial No. 78425975, application filed with the United States Patent and Trademark Office on May 27, 2004, for the trademark "SEALTALKER," (v) United States Serial No. 78522694, application filed with the United States Patent and Trademark Office on November 24, 2004, for the trademark "TOUGHTALKER," and (vi) United States Serial No. 78535515, application filed with the United States Patent and Trademark Office on December 20, 2004, for the trademark "TINYTALKER." We cannot assure that we will be successful in obtaining theses marks, that these applications will not be challenged, that others will not attempt to infringe upon our marks, or that these marks will afford us any protection or competitive advantages. We have not yet been issued these trademarks and service marks. We may file additional trademark and tradename applications with the United States Office of Patents and Trademarks for additional tradenames and trademarks in the future.

         In April 2002, a Patent Application to the United States Patent and Trademark Office ("USPTO") entitled "Self Coordinated Machine Network" application No. 20040114557 was filed, regarding a self coordinated machine network established by two or more machines in proximity with each other via a wired or wireless network infrastructure. The machines are configured to establish an ad hoc network between themselves for sharing information related to their common applications. New machines that come into proximity of the network infrastructure are configured to join an existing ad hoc network. Machines that power down or are removed from proximity of the network infrastructure are eliminated from the ad hoc network. Communications between the constituent machines of the ad hoc network allow the machines to self coordinate the network and redundantly store information pertaining to the common and disparate applications of the various machines that comprise the self coordinated machine network. An assignment of this application to us from the inventors, Bryan F. Roland, Mark P. Harris, and Christopher T. Kleveland was filed with the USPTO on April 23, 2002.

         All of our employees have executed agreements that impose nondisclosure obligations on the employee and pursuant to which the employee has agreed to assign to us (to the extent permitted by California law) all copyrights and other inventions created by the employee during employment MTI. We have also implemented a trade secret protection policy that management believes to be adequate to protect our intellectual property and trade secrets.

SEASONALITY

         Our   operations   are  not   expected   to  be  affected  by  seasonal
fluctuations, although our cash flow may be affected by fluctuations in the timing of cash receipts from our customers.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The following "Management's Discussion and Analysis of Financial Condition and Results of Operations" contains forward-looking statements that involve risks and uncertainties. MTI's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" beginning on page 6 and elsewhere in this Prospectus.

OVERVIEW

         Our  institution  of more  vigorous  sales  efforts  through year ended
December 31, 2004 and during the second quarter ended June 30, 2005 are beginning to show results in increasing our revenue for our smart security network components and wireless security systems. Because we were able to obtain small amounts of external equity financing during fiscal year 2004 to date, we were able to hire additional personnel in our sales department. This action is beginning to show positive results as our new sales people enhance their competency with regard to our products and services and familiarize themselves with our operating procedures. In order to accelerate sales growth and product development and marketing, we require additional capital.

         Our sales efforts through tradeshows and seminars generate leads of potential customers desiring to purchase our smart security network components and wireless security systems. We plan to continue this lead generation on a quarterly basis to add to the total number of leads to which our sales staff can potentially sell our products and services. We believe that the greater the number of leads generated, whether for immediate or long term purchases, the more likely our efforts will eventually create a consistent number of sales for us.

         The fact that we were able to obtain $1,667,000 in equity financing during fiscal year 2004 through June 30, 2005 has enabled us to hire the additional engineering personnel. In order to accelerate sales growth, product development, and marketing, we will require additional capital through equity financing in the near future. We utilized approximately $851,814 of this capital for additional engineers. We utilized the remaining $815,186 raised by us as follows: $182,390 for marketing costs, $47,997 for legal and accounting fees, $332,914 for research and development, and $251,885 for administrative costs.

         Depending on the amount of additional capital available to us, we plan to invest a significant portion of any additional available capital in sales and marketing, manufacturing inventory, and infrastructure. We constantly evaluate the alternative methods to obtaining additional capital on terms most favorable to us. We cannot assure that we will be able to locate sources of capital on terms favorable to us.

         We currently have seven full time employees as compared to eight employees during 2003. Currently, we employ no part time employees. This change reflects expansion of our Engineering department and reduction of administration. We believe the evolution of our product line and technical OEM sales help to increase adoption of our technology into new fields and applications.

CRITICAL ACCOUNTING POLICIES

         Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We monitor our estimates on an on-going basis for changes in facts and circumstances, and material changes in these estimates could occur in the future. Changes in estimates are recorded in the period in which they become known. We base our estimates on historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from our estimates if past experience or other assumptions do not turn out to be substantially accurate.

         We have identified the policies below as critical to our business operations and the understanding of our results of operations.

         REVENUE RECOGNITION. We recognize revenue in accordance with the Securities and Exchange Commission ("SEC") Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB 104"). We recognize revenue upon shipment, provided that evidence of an arrangement exists, title, and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured. We record revenue net of estimated product returns, which is based upon our return policy, sales agreements, management estimates of potential future product returns related to current period revenue, current economic trends, changes in customer composition and historical experience. We accrue for warranty costs, sales returns, and other allowances based on our experience which tells us we have less than $25,000 per year in warranty returns and allowances. Generally, we extend credit to our customers and do not require collateral. We perform ongoing credit evaluations of our customers and historic credit losses have been within our expectations. We do not ship a product until we have either a purchase agreement or rental agreement signed by the customer with a payment arrangement. This is a critical policy, because we want our accounting to show only sales which are "final" with a payment arrangement. We do not make consignment sales, nor inventory sales subject to a "buy back" or return arrangement from customers. Accordingly, original equipment manufacturers do not presently have a right to return unsold products to the Company.

         We also grant exclusive licenses for the use of the technology required to operate our products. We recognize revenue from software licensing arrangements under SOP 97-2 "Software Revenue Recognition," as amended by SOP-98-9, Modification of SOP 97-2, "Software Revenue Recognition with Respect to Certain Transactions." For those contracts that either do not contain a services component or that have services which are not essential to the functionality of any other element of the contract, software license revenue is recognized over the contract period.

         PROVISION FOR SALES RETURNS, ALLOWANCES AND BAD DEBTS. We maintain a provision for sales allowances, returns and bad debts. Sales returns and allowances result from equipment damaged in delivery or customer dissatisfaction, as provided by agreement. The provision is provided for by reducing gross revenue by a portion of the amount invoiced during the relevant period. The amount of the reduction is estimated based on historical experience.

         RESERVE FOR OBSOLETE/EXCESS INVENTORY. Inventories are stated at the lower of cost or market. We regularly review our inventories and, when required, will record a provision for excess and obsolete inventory based on factors that may impact the realizable value of our inventory including, but not limited to, technological changes, market demand, regulatory requirements and significant changes in our cost structure. If ultimate usage varies significantly from expected usage, or other factors arise that are significantly different than those anticipated by management, inventory write-downs or increases in reserves may be required.

OTHER ACCOUNTING FACTORS

         The effects of inflation have not had a material impact on our operation, nor are they expected to in the immediate future. Although we are unaware of any major seasonal aspect that would have a material effect on the financial condition or results of operation, the first quarter of each fiscal year is always a financial concern due to slow collections after the holidays. The deposits that are shown in the financials are for pending sales of existing products and not any new patented product. These are deposits received from our customers for sales of equipment and services and are only removed as deposits upon completion of the sale. If for whatever reason a customer order is cancelled, the deposit would be returned as stated in the terms of sale, minus a restocking fee. No depositor is a related party of any officer or employee of MachineTalker, Inc. Our terms of deposits typically are 50% down with the balance of the sale due upon delivery.

CURRENT OVERVIEW

RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE 30, 2005 AS COMPARED TO SIX MONTHS ENDED JUNE 30, 2004

         Our annual and quarterly operating results are primarily affected by the level and timing of customer orders, management of cost related to overhead, and timing of expenditures in anticipation of increased sales. This information should be read in conjunction with our annual financial statements. The operating results for any previous quarter are not necessarily indicative of results for any future period.

REVENUE

         We are a development stage company with limited revenue. Revenue increased by $148,683, or 100%, to $148,683 for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. Revenue increased by $164,683, or 100%, to $164,683 for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase in revenue was a result of sequential annualized sales, and new customers.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative ("G&A") expenses decreased by $118,286, or 45.01%, to $144,530 for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. The decrease in G&A expenses was a result of a decrease in marketing services. G&A expenses increased by $33,503, or 11.37%, to $328,144 for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase in G&A expenses was a result of an increase from the prior period in staff salaries of office and clerical personnel $92,727, and professional fees required for public filing of $89,485, which were partially offset by reductions in other categories.

RESEARCH AND DEVELOPMENT

         Research and Development ("R&D") costs increased by $143,971, or 3,526.11%, to $148,054 for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. R&D costs increased by $270,784, or 2,504.24%, to $281,597 for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase in R&D costs was a result of an increase in staffing of engineers and scientists to work on conceptual formulation, design and testing of product alternatives, and construction of prototypes.

NET LOSS

         Net Loss decreased by $130,590, or 46.76%, to $148,708 for the three months ended June 30, 2005 compared to the three months ended June 30, 2004. The decrease in Net Loss was a result of decreased marketing services and an increase in revenue. Net Loss increased by $125,110, or 38%, to $454,309 for the six months ended June 30, 2005 compared to the six months ended June 30, 2004. This increase in Net Loss was a result of increased G&A expenses and R&D costs. Currently operating costs exceed revenue because sales are not yet significant. We cannot assure when or if revenue will exceed operating costs.

RESULTS OF OPERATIONS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 AS COMPARED TO THE FISCAL YEAR ENDED DECEMBER 31, 2003

REVENUE

         We are a development stage company with limited revenue. Revenue for the year ended December 31, 2004 increased by $204,833 to $204,833 from $0 in the prior year. This increase in revenue was the result of an increase in sales of product and obtaining new customers.

GENERAL AND ADMINISTRATIVE EXPENSES

         General and administrative ("G&A") expenses increased by $283,547 or 114.59%, to $530,993 for the year ended December 31, 2004 compared to the prior year. This increase in G&A expenses was the result of increased staffing of office and clerical personnel of $36,270 from the prior period and increased marketing services of $256,250 from the prior period, which were partially offset by reductions in other categories.

RESEARCH AND DEVELOPMENT

         Research and Development ("R&D") costs increased by $101,548, or 92.97%, to $210,776 for the year ended December 31, 2004 compared to the prior year. This increase in R&D costs was the result of an increase in staffing of engineers and scientists to work on conceptual formulation, design and testing of product alternatives, and construction of prototypes.

NET LOSS

         Net Loss increased by $179,339, or 45.50%, to $573,454 for the year ended December 31, 2004, compared to the prior year. This increase in Net Loss was the result of an increase in G&A expenses and R&D costs. Currently operating costs exceed revenue because sales are not yet significant. We cannot assure when or if revenue will exceed operating costs.

LIQUIDITY AND CAPITAL RESOURCES

         We had consolidated net cash of $617,370 at June 30, 2005 as compared to net cash of $0 as of June 30, 2004. We had a net working capital surplus (i.e. the difference between current assets and current liabilities) of $526,062 at June 30, 2005 as compared to a working capital deficit of $75,719 at June 30, 2004. Cash flow used for operating activities increased from ($38,431) during the six months ended June 30, 2004 to ($135,298) during the six months ended June 30, 2005. The increase in cash flow utilized for operating activities in 2005 as compared to 2004 is due to product development. Cash used for investing activities increased from $0 during the six months ended June 30, 2004 to ($32,791) during the six months ended June 30, 2005. Cash provided by financing activities increased from $38,431 during the six months ended June 30, 2004 to $653,000 during the six months ended June 30, 2005. Since January 1, 2005 our capital needs have primarily been met from the proceeds of (i) sales, and (ii) equity financing.

         We had consolidated net cash of $132,459 at December 31, 2004 as compared to net cash of $0 as of December 31, 2003. We had a net working capital surplus (i.e. the difference between current assets and current liabilities) of $270,357 at December 31, 2004 as compared to a working capital deficit of ($116,825) at December 31, 2003. Cash flow used for operating activities increased from ($462,426) during the year ended December 31, 2003 to ($464,252) during the year ended December 31, 2004. The increase in cash flow utilized for operating activities in 2004 as compared to 2003 is due to product development. Cash used for investing activities increased from $0 during the year ended December 31, 2003 to ($11,043) during the year ended December 31, 2004. Cash provided by financing activities increased from $462,425 during the year ended December 31, 2003 to $607,753 during the year ended December 31, 2004. Since January 1, 2004, our capital needs have primarily been met from the proceeds of equity financing and, to a lesser extent, sales.

         We will have additional capital requirements during 2005 and 2006 if we continue with our plan of securing new OEM relationships and developing requisite products. Although we cannot quantify these anticipated costs with specificity, we estimate that we will incur approximately $200,000 in marketing and sales costs during the next twelve months of operations and that our research and development costs will remain at existing levels or approximately $400,000 during the next twelve months of operations. We do not anticipate, however, any significant capital equipment expenditures. We cannot assure that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

                             DESCRIPTION OF PROPERTY

         MTI does not own any real property. We currently lease approximately 1,100 square feet of office space at 513 De La Vina Street, Santa Barbara, California 93101 from a company owned by the majority shareholders at a base rental rate of approximately $1,188.64 per month pursuant to a three year lease. The lease term commenced on August 20, 2003 and we have the option to extend the lease term for one year.


                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         The following are certain transactions involving our officers, directors and shareholders owning more than 10% of our outstanding stock. We believe that the terms of these transactions are at least as favorable to us as we would expect to negotiate with unrelated third parties.

         We lease approximately 1,100 square feet of office space at 513 De La Vina Street, Santa Barbara, California 93101 from a company in which our majority shareholders are minority shareholders at a base rental rate of approximately $1,188.64 pursuant to a three year lease which expires on August 20, 2006 with the option to extend the lease term for one year.

         In June 2004, Mr. Roland F. Bryan, our President and Chief Executive Officer, converted $400,000 of a loan he made to us into 16,000,000 shares of common stock, as adjusted to reflect the ten for one forward split of our common stock which became effective in September 2004. The remaining balance of the loan of $436,000 is reflected by a convertible debenture issued by us to Mr. Bryan in the principal amount of $436,000, interest payable at the rate of 6% per year, principal due July 2009 and convertible into 17,440,000 shares of common stock at $0.025 per share, as adjusted to reflect the ten for one forward split of our common stock which became effective in September 2004.

         In 2002, a former director and current shareholder loaned us $6,000 to fund our expenses. The loan bears interest at 6% and is due on demand. We paid all principal and interest due and payable on the loan on July 15, 2005.

            MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

         Our Common Stock does not trade on any exchange or the OTC market. There is no known public market for our securities. No dividends have been paid to date and our Board of directors does not anticipate paying dividends in the foreseeable future.

         As of September 15, 2005 there were 159,017,050 shares of Common Stock of MTI, par value $0.001 per share, issued and outstanding and owned by approximately 156 shareholders of record.


                             EXECUTIVE COMPENSATION

         We have two executive officers and the following table sets forth all compensation awarded, earned, or paid for services rendered in all capacities to us during fiscal 2003 and 2004 to our Chief Executive Officer, our other executive officer, and each Director who received consulting fees from us during 2003 and 2004.

SUMMARY COMPENSATION TABLE

                                                                          Long Term Compensation
                                               Annual Compensation (1)              (1)
                                               -----------------------              ---

Name and Principal Position(4)                                             Securities Underlying       All Other
                                   Year           Salary         Bonus            Options            Compensation
---------------------------------------------------------------------------------------------------------------------
Roland F. Bryan                    2003         $6,000(2)        - 0 -             - 0 -                 - 0 -
   Chief Executive Officer,
   President, Chief Financial      2004         $60,000(2)       - 0 -             - 0 -                 - 0 -
   Officer, and Chairman

Christopher Kleveland              2003         $15,000(3)       - 0 -             - 0 -                 - 0 -
   Vice President of
   Operations, Secretary, and      2004         $58,885(3)       - 0 -             - 0 -                 - 0 -
   Director

------------------------

(1) Amounts for fiscal year 2003 and 2004 reflect compensation awarded, earned or paid for services rendered in all capacities to us.

(2) Mr. Roland Bryan forwent his annual salary of $120,000 per year in 2003, taking only $6,000. Mr. Bryan forwent his annual salary for the first and second quarters of 2004, receiving a pro rata portion of his $120,000 annual salary during the third and fourth quarters of 2004. Our obligation to pay the portions of Mr. Bryan's salary which Mr. Bryan forwent in 2003 and 2004 was extinguished when Mr. Bryan made the decision to forego them and we have no current or future obligation to pay those portions.

(3) Mr. Christopher Kleveland forwent his annual salary of $120,000 per year in 2003, taking only $15,000. Mr. Kleveland forwent his annual salary for the first and second quarters of 2004, receiving a pro rata portion of his $120,000 annual salary during the third and fourth quarters of 2004, less $1,115 for health insurance premiums which were deducted from his salary. Our obligation to pay the portions of Mr. Kleveland's salary which Mr. Kleveland forwent in 2003 and 2004 was extinguished when Mr. Kleveland made the decision to forego them and we have no current or future obligation to pay those portions.

(4) Mr. Gerry Nadler, a key employee of MTI, received an annual salary of $120,000 in 2003 and 2004.

         Our independent director receives no salary for his services to MTI as a director, but is reimbursed for expenses actually incurred in connection with attending meetings of the Board of Directors. Our Board of Directors may determine and modify the compensation of executive officers, consultants, directors and employees at any time in its discretion.

EMPLOYMENT AGREEMENTS

         We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future. We have established a stock incentive program for the directors, executive officers, employees and key consultants of MTI pursuant to which 20,000,000 authorized and unissued shares of Common Stock have been reserved for issuance to such persons pursuant to MTI's 2002 Stock Option Plan, as determined by the Board of Directors or a compensation committee of the Board.

BOARD OF DIRECTORS

         Our Board of Directors presently consists of three members. Our Bylaws generally provide for majority approval of disinterested directors in order to adopt resolutions, including any borrowings by us or the issuance of any additional Common Stock.

                 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                     ON ACCOUNTING AND FINANCIAL DISCLOSURE

         MTI has not changed accountants since its formation and there are no disagreements with the findings of its accountants.

                             ADDITIONAL INFORMATION

         MTI has filed a registration statement on Form SB-2 (the "Registration Statement") with the Commission under the Securities Act in respect of the Common Stock offered hereby. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the

Commission. For further information with respect to MTI and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, and Financial Statements and Notes thereto filed as a part thereof. All material provisions of all documents are summarized in this Prospectus. Copies of the Registration Statement, including all exhibits and schedules thereto, may be inspected without charge at the public reference room maintained by the Commission in Washington, D.C. at 100 F. Street N.E., and copies of such material can be obtained from the Public Reference Section of the Commission upon payment of certain fees prescribed by the Commission. The Commission's Internet address is www.sec.gov.

         We intend to furnish our stockholders with annual reports containing audited financial statements certified by our independent accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

                              FINANCIAL STATEMENTS

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS
                                    CONTENTS


                                                                            Page
Balance Sheets at June 30, 2005 (unaudited) and
        December 31, 2004 (audited)                                         F-1

Statements of Operations for the quarter ended June 30, 2005 (unaudited)
        and June 30, 2004 (unaudited) and the six months ended June 30,
        2005 (unaudited and June 30, 2004 (unaudited).                      F-2

Statements of Shareholders' Deficit for the six months
        ended June 30, 2005 (unaudited)                                     F-3

Statements of Cash Flows for the six months ended
        June 30, 2005 (unaudited) and June 30, 2004 (unaudited)             F-6


Notes to Financial Statements                                               F-7

Report of Rose, Snyder & Jacobs, a Corporation of Certified
        Public Accountants at December 31, 2004                             F-12

Balance Sheets at December 31, 2003 (audited) and
        December 31, 2004 (audited)                                         F-13

Statements of Operations for fiscal years ended December 31, 2004
        (audited) and December 31, 2003 (audited)                           F-14

Statements of Shareholders' Deficit for the fiscal years ended
        December 31, 2004 (audited) and December 31, 2003 (audited)         F-15

Statements of Cash Flows for the fiscal years ended December 31, 2004
        (audited) and December 31, 2003 (audited)                           F-16

Notes to Financial Statements                                               F-17

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS

                                     ASSETS
                                                                                               June 30,       December 31,
                                                                                                 2005               2004
                                                                                           -----------------  -----------------
                                                                                             (Unaudited)
CURRENT ASSETS
Cash and cash equivalents                                                                  $        617,370   $        132,459
Accounts Receivable                                                                                  75,000            180,000
Inventory                                                                                            20,425                  -
                                                                                           -----------------  -----------------
     TOTAL CURRENT ASSETS                                                                           712,795            312,459
                                                                                           -----------------  -----------------

PROPERTY & EQUIPMENT, at cost
  Machinery & Equipment                                                                              15,629              9,263
  Computer equipment                                                                                 44,793             17,828
  Furniture & Fixture                                                                                 4,055              4,595
                                                                                           -----------------  -----------------
                                                                                                     64,477             31,686

  Less accumulated depreciation                                                                     (15,705)           (10,687)
                                                                                           -----------------  -----------------
     NET PROPERTY AND EQUIPMENT                                                                      48,772             20,999
                                                                                           -----------------  -----------------

OTHER ASSETS
Security Deposit                                                                                      2,975                475
                                                                                           -----------------  -----------------

     TOTAL ASSETS                                                                          $        764,542   $        333,933
                                                                                           =================  =================


                 LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES
   Accounts payable                                                                        $         34,508             20,308
   Accrued expenses                                                                                  18,776             15,603
   Note payable, shareholder (note 6)                                                                 6,000              6,000
   Unearned revenues                                                                                178,817                  -
   Payroll taxes liabilities                                                                              -                191
                                                                                           -----------------  -----------------
      TOTAL CURRENT LIABILITIES                                                                     238,101             42,102
                                                                                           -----------------  -----------------

LONG TERM LIABILITIES
   Notes Payable, shareholder (note 6)                                                              436,000            436,000
                                                                                           -----------------  -----------------
      TOTAL  LIABILITIES                                                                            674,101            478,102
                                                                                           -----------------  -----------------

SHAREHOLDERS' EQUITY (DEFICIT)
   Common stock, $.001 par value;
   500,000,000 authorized shares;
   159,017,050 and 141,930,000 shares issued and outstanding                                        159,017            141,930
   Additional paid in capital                                                                     2,205,902          1,534,070
   Accumulated deficit                                                                           (2,274,478)        (1,820,169)
                                                                                           -----------------  -----------------

      TOTAL SHAREHOLDERS' EQUITY (DEFICIT)                                                           90,441           (144,169)
                                                                                           -----------------  -----------------

       TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)                                $        764,542   $        333,933
                                                                                           =================  =================

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                                          Quarter Ended                    Six Months Ended           From Inception
                                                  ------------------------------- -----------------------------------January 30,2002
                                                                                                                          through
                                                   June 30, 2005  June 30, 2005    June 30, 2005     June 30, 2004     June 30, 2005
                                                  --------------- --------------- ----------------- ----------------- --------------

REVENUE                                           $     148,683   $          -    $     164,683     $           -     $    369,516
                                                  --------------- --------------- ----------------- ----------------- --------------

COST AND OPERATING EXPENSES
 Salaries                                                 24,155              -           94,488             1,761          613,838
 Professional fees                                        45,689          1,859          102,252            12,767          457,161
 Research and development                                148,054          4,083          281,597            10,813          744,758
 Rent                                                      3,566          3,566            7,132             7,132          124,448
 Insurance expenses                                       19,909          1,083           19,936             6,080           62,354
 Depreciation and amortization                             2,392          1,097            5,018             2,194           15,705
 Payroll taxes                                            13,022              -           24,767               209           86,812
 Office expense                                            7,987          1,751            9,996             1,477           66,209
 Meals and entertainment                                   1,190            383            1,631               622           10,221
 Postage & Delivery                                        2,574            161            3,035             1,194            4,229
 Repairs & Maintenance                                     3,087              -            3,087                 -            3,087
 Travel                                                    1,150          1,540            6,909             2,420           51,061
 Taxes & Licenses                                          3,105            800            5,005               800            5,805
 Advertising                                               9,562              -           10,120                 -           13,317
 Marketing Expenses                                        1,050              -            4,250                 -            4,250
 Telephone and Utilities                                   1,645            576            2,667             1,735            4,402
 Marketing Services                                        4,447        250,000           27,851           256,250          284,101
                                                  --------------- --------------- ----------------- ----------------- --------------

   TOTAL OPERATING EXPENSES                              292,584        266,899          609,741           305,454        2,551,759
                                                  --------------- --------------- ----------------- ----------------- --------------

LOSS FROM OPERATIONS                                    (143,901)      (266,899)        (445,058)         (305,454)      (2,182,243)

OTHER INCOME/(EXPENSE)
 Interest Expense                                         (4,807)       (12,399)          (9,251)          (23,745)         (92,235)
                                                  --------------- --------------- ----------------- ----------------- --------------


   NET INCOME (LOSS)                                    (148,708)      (279,298)        (454,309)         (329,199)      (2,274,478)
                                                  =============== =============== ================= ================= ==============


BASIC AND DILUTED LOSS PER SHARE                  $       (0.00)  $      (0.00)   $       (0.00)    $       (0.00)
                                                  =============== =============== ================= =================

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
      BASIC AND DILUTED                             157,287,241     95,941,429      154,893,601        93,780,221
                                                  =============== =============== ================= =================

                              MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                                  (UNAUDITED)

                                                                                         Accumulated
                                                                                        Deficit During
                                                                           Additional        the
                                                     Common stock            Paid-in     Development
                                                ------------------------
                                                  Shares       Amount        Capital        Stage        Total
                                                -----------  -----------   ------------   ----------- -----------
Balance from original
Issuance at January 30, 2002
($0.0017 per share) ($7,650 in cash
and a patent at a fair value of $5,100)          7,500,000   $    7,500    $     5,250    $        -  $   12,750

Issuance of common stock
in February and March 2002
($0.50 per share in cash)                          250,000          250        124,750             -     125,000

Issuance of common stock in April 2002
(20,000 shares at $0.50 per share in cash)          20,000           20          9,980             -      10,000

Issuance of common stock in April 2002
 (20,000 shares as finders fees)                    20,000           20            (20)            -           -

Issuance of common stock in May 2002
(140,000 shares at $0.50 per share in cash)        140,000          140         69,860             -      70,000

Issuance of common stock in May 2002
(20,000 shares as finders fees)                     20,000           20            (20)            -           -

Issuance of common stock in June 2002
($1.00 per share in cash)                           50,000           50         49,950             -      50,000

Net Loss                                                 -            -              -      (852,600)   (852,600)
                                                -----------  -----------   ------------   ----------- -----------
Balance at December 31, 2002                     8,000,000        8,000        259,750      (852,600)   (584,850)

Issuance of common stock in January 2003
 ($1.00 per share in cash)                         128,000          128        127,872             -     128,000


                              MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                                  (UNAUDITED)

                                  (continued)

                                                                                          Accumulated
                                                                                         Deficit During
                                                                           Additional        the
                                                     Common stock            Paid-in      Development
                                                ------------------------
                                                  Shares       Amount        Capital        Stage        Total
                                                -----------  -----------   ------------   ----------- -----------

Issuance of common stock in March 2003
 ($1.00 per share in cash)                          10,000           10          9,990             -      10,000

Net Loss                                                 -            -              -      (394,115)   (394,115)
                                                -----------  -----------   ------------   ----------- -----------
Balance, December 31, 2003                       8,138,000        8,138        397,612    (1,246,715)   (840,965)

Issuance of common stock in January 2004
  (25,000 shares valued at $6,250 for services      25,000           25          6,225             -       6,250

Net Loss                                                 -            -              -       (49,901)    (49,901)
                                                -----------  -----------   ------------   ----------- -----------
Balance, March 31, 2004                          8,163,000        8,163        403,837    (1,296,616)   (884,616)

Issuance of common stock in June 2004
  (16,000,000 shares at $0.025 per share
  in conversion of debt)                        16,000,000       16,000        384,000             -     400,000

Issuance of common stock in June 2004
  (10,000,000 shares at $0.025 per share
    for services)                               10,000,000       10,000        240,000             -     250,000

Stock Split                                     83,207,000       83,207        (83,207)            -           -

Net Loss                                                 -            -              -      (279,298)   (279,298)
                                                -----------  -----------   ------------   ----------- -----------
Balance, June  30, 2004                        117,370,000      117,370        944,630    (1,575,914)   (513,914)

Issuance of common stock in July
  through December 31, 2004 for cash            24,560,000       24,560        589,440             -     614,000

Net Loss                                                                                    (244,255)   (244,255)
                                                -----------  -----------   ------------   ----------- -----------
Balance at December 31, 2004                    141,930,000     141,930      1,534,070    (1,820,169)   (144,169)

Issuance of common stock in January 2005
  (13,720,000 shares at $0.025 per share
   for cash)                                    13,720,000       13,720        329,280                   343,000


                              MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                                  (UNAUDITED)

                                  (continued)

                                                                                          Accumulated
                                                                                        Deficit During
                                                                           Additional         the
                                                     Common stock            Paid-in      Development
                                                ------------------------
                                                  Shares       Amount        Capital        Stage        Total
                                                -----------  -----------   ------------   ----------- -----------
Issuance of common stock in March 2005
  (300,000 shares at $0.10 per share
   for cash)                                       300,000          300         29,700                    30,000

Issuance of 3,817,000 warrants for services                                     23,404                    23,404

Net Loss                                                 -            -              -      (305,601)   (305,601)
                                                -----------  -----------   ------------   ----------- -----------
Balance at March 31, 2005                       155,950,000   $ 155,950    $ 1,916,454    $(2,125,770) $ (53,366)

Issuance of common stock in April 2005
  (300,000 shares at $0.10 per share
    for cash)                                       300,000         300         29,700                    30,000

Issuance of common stock in May 2005
  (267,050 shares at fair value for services        267,050         267          7,801                     8,068

Issuance of common stock in May 2005
  (1,450,000 shares at $0.10 per share
    for cash)                                     1,450,000       1,450        143,550                   145,000

Issuance of common stock in June 2005
  (1,050,000 shares at $0.10 per share
    for cash)                                     1,050,000       1,050        103,950                   105,000

Issuance of 260,000 warrants for services                                        4,447                     4,447

Net Loss                                                  -           -              -       (148,708)  (148,708)
                                                -----------  -----------   ------------   ----------- -----------

Balance at June 30, 2005                        159,017,050  $  159,017    $ 2,205,902    $(2,274,478)$   90,441
                                                ===========  ===========   ============   =========== ===========


                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                                                             Six Months Ended                      From Inception
                                                                ---------------------------------------------
                                                                                                                   January 30, 2002
                                                                                                                      through
                                                                     June 30, 2005          June 30, 2004          June 30, 2005
                                                                ----------------------  --------------------- ----------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                        $            (454,309)  $           (329,199) $          (2,274,478)
Adjustment to reconcile net loss to net cash
 used in operating activities
Depreciation and amortization                                                   5,018                  2,194                 20,805
Issuance of common shares and warrants for  services                           35,919                256,250                292,169
 (Increase) Decrease in:
 Accounts receivable                                                          105,000                      -                (75,000)
 Inventory                                                                    (20,425)                     -                (20,425)
 Deposits                                                                      (2,500)                     -                 (2,975)
 Increase (Decrease) in:
 Accounts payable                                                              14,200                  9,504                 34,507
 Accrued expenses                                                               3,173                 22,820                 52,798
 Unearned revenue                                                             178,817                      -                178,817
 Tax liabilities                                                                 (191)                     -                      -
                                                                ----------------------  --------------------- ----------------------

   NET CASH USED IN OPERATING ACTIVITIES                                     (135,298)               (38,431)            (1,793,782)
                                                                ----------------------  --------------------- ----------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
 Purchase of property and equipment                                           (32,791)                     -                (64,476)
                                                                ----------------------  --------------------- ----------------------

   NET CASH USED IN INVESTING ACTIVITIES                                      (32,791)                     -                (64,476)
                                                                ----------------------  --------------------- ----------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
 Bank overdraft                                                                     -                  2,431                      -
 Proceeds from Officers Loans                                                       -                 36,000                807,978
 Proceeds from issuance of common stock                                       653,000                      -              1,660,000
                                                                ----------------------  --------------------- ----------------------

   NET CASH PROVIDED BY FINANCING ACTIVITIES                                  653,000                 38,431              2,467,978
                                                                ----------------------  --------------------- ----------------------

    NET INCREASE IN CASH                                                      484,911                      -                609,720


CASH, BEGINNING OF PERIOD                                                     132,459                      -                  7,650
                                                                ----------------------  --------------------- ----------------------

CASH, END OF PERIOD                                             $             617,370   $                  -  $             617,370
                                                                ======================  ===================== ======================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
 Interest paid                                                  $              13,332   $             23,745  $              96,317
                                                                ======================  ===================== ======================

                               MACHINETALKER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2005


1.   ORGANIZATION AND LINE OF BUSINESS

     Organization
     ------------
     MachineTalker, Inc. (the "Company") was incorporated in the state of Delaware on January 30, 2002. The Company, based in Goleta, California, began operations on January 30, 2002 to develop and market a wireless control technology. The Company's founders are also the principal owners of SecureCoin, Inc. ("SecureCoin"). As part of MachineTalker's initial capitalization, the Company's founders have contributed certain intellectual property that was developed at and acquired from SecureCoin. SecureCoin assigned all rights to that intellectual property to the co-founders in January 2002, and those co-founders then contributed the intellectual property rights to the Company in connection with its formation. This intellectual property, including a provisional patent, forms the core of MachineTalker's proprietary smart security network technology.

     The accompanying interim unaudited condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the six-month period ended June 30, 2005 are not necessarily indicative of the results that may be expected for the year ending December 31, 2005. For further information, refer to the financial statements for the year ended December 31, 2004 and the notes thereto included in the Company's Annual Report.

     The balance sheet at December 31, 2004 has been derived from the Company's year-end audited financial statements but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements.

     Line of Business
     ----------------
     The Company is currently in the stage of developing wireless networking products that combine microcomputers and wireless radio components in a single package that can be used to service a variety of attachments, including Sensors for measuring temperature, pressure, motion, vibration, location and many other parameters. These "MachineTalkers" can then be programmed to form local wireless networks with other MachineTalkers to process the Sensor data collectively in real time and on a local basis. This allows governments, businesses and individuals to rapidly deploy wireless security systems to protect and monitor things, places and people.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of MachineTalker, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

     Going Concern
     -------------
     The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company does not generate significant revenue, and has negative cash flows from operations, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the

                               MACHINETALKER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2005


     2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, additional cash infusions. The Company has obtained funds from its shareholders since its' inception through June 2005. Management believes this funding will continue, and is also actively seeking new investors. Management believes the existing shareholders and the prospective new investors will provide the additional cash needed to meet the Company's obligations as they become due, and will allow the development of its core of business.

     Revenue Recognition and Unearned Income
     ---------------------------------------
     Revenue for product sales are recorded when the items are shipped, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable and collection of the related receivable is reasonably assured. The Company also granted an exclusive license for the use of the technology required to operate the Company's product. The revenue related to this transaction is recognized over the contract period, and the related deferred revenue amounted to $178,817 at June 30, 2005.

     Development Stage Activities and Operations
     -------------------------------------------
     The Company is still in its initial stage of formation and for the six months ended June 30, 2005, as it had insignificant revenues. FASB #7 defines a development stage activity as one in which all efforts are devoted substantially to establishing a new business and even if planned principal operations have commenced, revenues are insignificant.

     Stock-Based Compensation
     ------------------------
     The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "disclosure only" alternative described in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied.

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below for the six months ended June 30, 2005 and 2004:

                                                           2005           2004
                                                           ----           ----
     Net Loss
      As reported                                        $(454,309)  $ (329,199)
      Add:  Stock Based Employee Compensation
      expense included in reported net loss, net of
      related tax effects                                        -            -

      Deduct:  Total Stock Based Employee
      Compensation expense determined under
      fair value based method for all awards, net of
      related tax effects                                  (15,363)     (55,255)

      Pro Forma                                           (469,672)    (384,454)

      Basic and Diluted Loss per Share
                As reported                               $  (0.00)    $  (0.00)
                Pro Forma                                 $  (0.00)    $  (0.00)

                               MACHINETALKER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2005



3.   CAPITAL STOCK

     At June 30, 2005, the Company's authorized stock consists of 500,000,000 shares of common stock, par value of $0.01 per share. During the six months ended June 30, 2005, the Company issued 13,720,000 shares of common stock at a purchase price of $0.025 per share; 3,100,000 shares of common stock at a purchase price of $0.10 per share. These issuances were made pursuant to Rule 506 of Regulation D promulgated under section 4(2) of the Securities Act of 1933, as amended. The Company also issued 267,050 shares of common stock for services rendered (248,500 at $0.025; 18,550 at $0.10).

4.   STOCK OPTIONS AND WARRANTS

     Stock Options
     -------------
     The Company adopted a Stock Option Plan for the purposes of granting stock options to its employees and others providing services to the Company, which reserves and sets aside for the granting of Options for Twenty Million (20,000,000) shares of Common Stock. Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be administered by the Company's Board of Directors ("Board"). Each option shall be exercisable in full or in installments and at such times as designated by the Board. Notwithstanding any other provision of the Plan or of any Option agreement, each Option shall expire on the date specified in the Option agreement, which date shall not be later than the tenth anniversary from the effective date of the option. During the six months ended June 30, 2005 and 2004, the Company granted 0 stock options and 7,000,000 stock options respectively, as adjusted for the ten for one forward split of the Company's common stock which occurred in September 2004. The 7,000,000 stock options were granted on or about February 15, 2004 and vest as follows: 25% one year after the date of grant and 1/36 every 30 days thereafter until the remaining stock options have vested. These stock options are exercisable for a period of ten years from the date of grant at an exercise price of $0.05 per share, as adjusted for the ten for one forward split of the Company's common stock. In August 2004, the Company granted 1,000,000 stock options, as adjusted to reflect the ten for one forward split of the Company's common stock, at an exercise price of $0.025 per share and exercisable for a period of ten years from the date of grant. These options vest as follows: 25% one year after the date of grant and 1/36 every 30 days thereafter until the remaining stock options have vested.

     SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted was determined using the Black Scholes method with the following assumptions:

                                                                Stock Options
                                                                2005 and 2004
                                                            --------------------
        Risk free interest rate                                 4.00% to 4.28%
        Stock volatility factor                                 1%
        Weighted average expected option life                   10 years
        Expected dividend yield                                 None

     A summary of the Company's stock option activity and related information for the six months ended June 30, is as follows:

                               MACHINETALKER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2005


                                                                   2005                            2004
                                                         ---------------------------     ----------------------------
                                                                           Weighted                        Weighted
                                                             Number        average           Number         average
                                                               of          exercise            of          exercise
                                                            Options         price           Options          price
                                                         -----------    ------------     ------------    ------------
Outstanding at the beginning of the period                 8,000,000    $     0.047        1,600,000     $     0.050
Granted                                                            -              -        7,000,000           0.050
Exercised                                                          -              -                -               -
Expired                                                            -              -                -               -
                                                         -----------    ------------     ------------    ------------
Outstanding at the end of the period                       8,000,000    $     0.047        8,600,000     $     0.050
                                                         ===========    ============     ============    ============
Exercisable at the end of period                           5,490,411    $     0.047        3,962,500     $     0.050
                                                         ===========    ============     ============    ============
Weighted average fair value of
  options granted during the period                                     $         -                      $     0.016
                                                                        ============                     ============

     The Black Scholes option valuation model was developed for use in estimating the fair value of traded options and warrants, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options or warrants.

     The weighted average remaining contractual life of options outstanding issued under the plan as of June 30, 2005 was as follows:

                                                                   Weighted               Weighted              Weighted
                                                                    Average               Average                Average
                             Stock                 Stock           Remaining           Exercise Price        Exercise Price
   Exercisable              Options               Options         Contractual            of Options            of Options
      Prices              Outstanding           Exercisable      Life (years)           Outstanding            Exercisable
-------------          ---------------       ---------------    --------------         --------------       ----------------
$       0.025              1,000,000               623,973          9.1 years          $      0.025         $       0.025
$       0.050              7,000,000             4,866,438          8.6 years          $      0.050         $       0.050
                       ---------------       ---------------
                           8,000,000             5,490,411
                       ===============       ===============

     Warrants
     --------
     During the six months ended June 30, 2005 the Company granted a total of 4,077,000 warrants to purchase a total of 4,077,000 shares of the Company's common stock to fifteen individuals for marketing services rendered to the Company, of which 3,292,000 are exercisable at $0.025 per share and expire in January 2010; 525,000 are exercisable at $0.10 per share and expire in March 2010; and 260,000 are exercisable at $0.10 per share and expire in April 2010. The fair market value for the warrants were $27,851, and was determined using the Black Scholes pricing model.

                               MACHINETALKER, INC.
                          (A Development Stage Company)
                          NOTES TO FINANCIAL STATEMENTS
                                  JUNE 30, 2005



5.   RELATED PARTY

     The Company leases its premises from a company in which our majority shareholders are minority shareholders pursuant to a three year lease, which expires on August 20, 2006 with the option to extend the lease term for one year. The rent expense for the six months ended June 30, 2005 and 2004 amounted to $7,132.

     At March 31, 2004, loans from the Company's President and Chief Executive Officer, were converted to equity and to convertible debentures. $400,000 was converted into equity, and $436,000 was converted into debentures with interest payable at the rate of 6% per year, principal due July 2009, convertible into 17,440,000 shares of common stock at $0.025 per share.

            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     Board of Directors
     MachineTalker, Inc.



         We have audited the accompanying balance sheets of MachineTalker, Inc. (a Delaware corporation in the development stage) as of December 31, 2004 and 2003 and the related statements of operations, shareholders' deficit and cash flows for the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

         We conducted our audits in accordance with auditing standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MachineTalker, Inc. as of December 31, 2004 and 2003, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

         The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered losses and has generated negative cash flows from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

     /s/Rose, Snyder & Jacobs
     ------------------------
     Rose, Snyder & Jacobs
     A Corporation of Certified Public Accountants

     Encino, California


     March 18, 2005

                              MACHINETALKER, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                                 BALANCE SHEETS
                           DECEMBER 31, 2004 AND 2003

                                                                                                     2004              2003
                                                                                               ------------------ ----------------
                                            ASSETS

CURRENT ASSETS
Cash                                                                                           $         132,459  $             -
Accounts Receivable                                                                                      180,000                -
                                                                                               ------------------ ----------------
TOTAL CURRENT ASSETS                                                                                     312,459                -
                                                                                               ------------------ ----------------

PROPERTY & EQUIPMENT, at cost
Machinery & Equipment                                                                                      9,263                -
Computer equipment                                                                                        17,828           17,828
Furniture & Fixture                                                                                        4,595            2,814
                                                                                               ------------------ ----------------
                                                                                                          31,686           20,642

Less accumulated depreciation                                                                            (10,687)          (6,299)
                                                                                               ------------------ ----------------
NET PROPERTY AND EQUIPMENT                                                                                20,999           14,343
                                                                                               ------------------ ----------------

OTHER ASSETS
Security Deposit                                                                                             475              475
                                                                                               ------------------ ----------------

  TOTAL ASSETS                                                                                 $         333,933  $        14,818
                                                                                               ================== ================


                            LIABILITIES AND SHAREHOLDERS' DEFICIT

CURRENT LIABILITIES
Accounts payable                                                                               $          20,308  $        42,247
Accrued expenses                                                                                          15,603           28,111
Note Payable, shareholders (note 6)                                                                        6,000           46,466
Payroll Tax Liabilities                                                                                      191                -
                                                                                               ------------------ ----------------
TOTAL CURRENT LIABILITIES                                                                                 42,102          116,825
                                                                                               ------------------ ----------------

LONG TERM LIABILITIES
Notes Payable, shareholders (note 6)                                                                     436,000          738,958
                                                                                               ------------------ ----------------
TOTAL  LIABILITIES                                                                                       478,102          855,783
                                                                                               ------------------ ----------------

SHAREHOLDERS' DEFICIT
Common stock, $.001 par value;
20,000,000 authorized shares through June 16th, 2004;
500,000,000 shares from June 17th, 2004;
141,930,000 and 8,276,000 shares issued and outstanding                                                  141,930            8,276
Additional paid in capital                                                                             1,534,070          397,474
Accumulated deficit during the development stage                                                      (1,820,169)      (1,246,715)
                                                                                               ------------------ ----------------

TOTAL SHAREHOLDERS' DEFICIT                                                                             (144,169)        (840,965)
                                                                                               ------------------ ----------------

  TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIT                                                  $         333,933  $        14,818
                                                                                               ================== ================

          Report of Independent Registered Public Accounting Firm and
                         Notes to Financial Statements

                                    Page F-13

                             MACHINETALKER, INC.
                         (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF OPERATIONS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                                                                  From Inception
                                                                                                                 January 30,2002
                                                                                                                      through
                                                                    2004                      2003              December 31, 2004
                                                           -----------------------    ----------------------   ---------------------

REVENUE                                                    $              204,833     $          -             $            204,833
                                                           -----------------------    ----------------------   ---------------------


COSTS AND EXPENSES
Salaries                                                                  108,270                    72,000                 518,870
Professional fees                                                          84,133                    86,970                 354,910
Research and development                                                  210,776                   109,228                 459,516
Rent                                                                       14,264                    27,429                 117,316
Insurance expenses                                                          8,137                    17,543                  42,418
Depreciation and amortization                                               4,388                     3,968                  15,787
Payroll taxes                                                              17,821                    10,127                  62,045
Office expense                                                             20,586                    14,900                  59,006
Meals and entertainment                                                     1,764                     1,426                   8,590
Travel                                                                     15,291                    10,328                  44,113
Advertising                                                                    91                     2,755                   3,196
Marketing Services                                                        256,250                         -                 256,250
                                                           -----------------------    ----------------------   ---------------------

TOTAL COSTS AND EXPENSES                                                  741,769                   356,674               1,942,017
                                                          -----------------------    ----------------------   ---------------------

LOSS FROM OPERATIONS                                                     (536,936)                 (356,674)             (1,737,184)
                                                          -----------------------    ----------------------   ---------------------

OTHER (EXPENSE)
Interest Expense                                                          (36,518)                  (37,441)                (82,985)
                                                           -----------------------    ----------------------   ---------------------


NET LOSS                                                   $             (573,454)    $            (394,115)   $         (1,820,169)
                                                           =======================    ======================   =====================


BASIC AND DILUTED LOSS PER SHARE                           $                (0.01)    $               (0.00)
                                                           =======================    ======================

WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
      BASIC AND DILUTED                                               112,436,932                90,290,630
                                                           =======================    ======================





         Report of Independent Registered Public Accounting Firm and
                         Notes to Financial Statements

                                     Page F-14

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                      STATEMENTS OF SHAREHOLDERS' DEFICIT
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                                                Accumulated
                                                                                               Deficit During
                                                                                 Additional         the
                                                          Common stock            Paid-in       Development
                                                   ---------------------------
                                                     Shares         Amount         Capital         Stage          Total
                                                   ------------ -------------- --------------- -------------- -------------
Balance from original
Issuance at January 30, 2002
($0.0017 per share) ($7,650 in cash
and a patent at a fair value of $5,100)              7,500,000        $ 7,500         $ 5,250            $ -      $ 12,750

Issuance of common stock
in February and March 2002($0.50 per share in cash)    250,000            250         124,750              -       125,000

Issuance of common stock in April 2002
(20,000 shares at $0.50 per share in cash)              20,000             20           9,980              -        10,000

Issuance of common stock in April 2002
 (20,000 shares as finders fees)                        20,000             20             (20)             -             -

Issuance of common stock in May 2002
(140,000 shares at $0.50 per share in cash)            140,000            140          69,860              -        70,000

Issuance of common stock in May 2002
(20,000 shares as finders fees)                         20,000             20             (20)             -             -

Issuance of common stock in June 2002
($1.00 per share in cash)                               50,000             50          49,950              -        50,000

Net Loss                                                     -              -               -       (852,600)     (852,600)
                                                   ------------ -------------- --------------- -------------- -------------
Balance at December 31, 2002                         8,000,000          8,000         259,750       (852,600)     (584,850)

Issuance of common stock in January 2003
 ($1.00 per share in cash)                             128,000            128         127,872              -       128,000

Issuance of common stock in March 2003
 ($1.00 per share in cash)                              10,000             10           9,990              -        10,000

Net Loss                                                     -              -               -       (394,115)     (394,115)
                                                   ------------ -------------- --------------- -------------- -------------
Balance, December 31, 2003                           8,138,000          8,138         397,612     (1,246,715)     (840,965)

Issuance of common stock in January 2004
  (25,000 shares valued at $6,250 for services)         25,000             25           6,225              -         6,250

Issuance of common stock in June 2004
  (16,000,000 shares at $0.025 per share
  in conversion of debt)                            16,000,000         16,000         384,000              -       400,000

Issuance of common stock in June 2004
  (10,000,000 shares at $0.025 per share
   for services)                                    10,000,000         10,000         240,000              -       250,000

Stock Split                                         83,207,000         83,207         (83,207)             -             -

Issuance of common stock at $0.025 per share
  in July through December 31, 2004 for cash        24,560,000         24,560         589,440              -       614,000

Net Loss                                                     -              -               -       (573,454)     (573,454)
                                                   ------------ -------------- --------------- -------------- -------------

Balance at December 31, 2004                       141,930,000      $ 141,930     $ 1,534,070   $ (1,820,169)   $ (144,169)
                                                   ============ ============== =============== ============== =============

         Report of Independent Registered Public Accounting Firm and
                         Notes to Financial Statements

                                    Page F-15

                               MACHINETALKER, INC.
                          (A DEVELOPMENT STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

                                                                                                                    From Inception
                                                                                                                   January 30, 2002
                                                                                                                        through
                                                                                2004                 2003          December 31,2004
                                                                        -------------------- -------------------- ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss                                                                $          (573,454) $          (394,115) $      (1,820,169)
Adjustment to reconcile net loss to net cash
  used in operating activities
Depreciation and amortization                                                         4,388                3,968             15,787
Issuance of common shares for marketing services                                    256,250                    -            256,250
(Increase) Decrease in:
 Accounts receivable                                                               (180,000)                   -           (180,000)
 Deposits                                                                                                   (475)              (475)
Increase (Decrease) in:
   Accounts payable                                                                  (7,804)             (73,300)            20,308
   Accrued expenses                                                                  36,178                1,496             49,624
Payroll tax liabilities                                                                 191                    -                191
                                                                        -------------------- -------------------- ------------------

NET CASH USED IN OPERATING ACTIVITIES                                              (464,251)            (462,426)        (1,658,484)
                                                                        -------------------- -------------------- ------------------

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment                                                  (11,043)                   -            (31,685)
                                                                        -------------------- -------------------- ------------------

NET CASH USED IN INVESTING ACTIVITIES                                               (11,043)                   -            (31,685)
                                                                        -------------------- -------------------- ------------------

CASH FLOWS FROM FINANCING ACTIVITIES:
Bank overdraft                                                                      (42,247)              25,405                  0
Proceeds from Advances from Shareholders                                             36,000              299,020            807,978
Proceeds from issuance of common stock                                              614,000              138,000          1,007,000
                                                                        -------------------- -------------------- ------------------

NET CASH PROVIDED BY FINANCING ACTIVITIES                                           607,753              462,425          1,814,978
                                                                        -------------------- -------------------- ------------------

NET INCREASE IN CASH                                                                132,459                    -            124,809

CASH, BEGINNING OF YEAR                                                                   -                    -              7,650
                                                                        -------------------- -------------------- ------------------

CASH, END OF YEAR                                                       $           132,459  $                 -  $         132,459
                                                                        ==================== ==================== ==================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
   Interest paid                                                        $            36,518  $            37,441  $          82,985
                                                                        ==================== ==================== ==================

SUPPLEMENTAL  SCHEDULE OF NON-CASH  TRANSACTIONS
     During the year ended December 31, 2004, the Company issued 25,000 common shares valued at $6,250 for marketing services; 16,000,000 common shares for conversion of $400,000 of debt; and 10,000,000 common shares valued at $250,000 for marketing services.



         Report of Independent Registered Public Accounting Firm and
                         Notes to Financial Statements

                                    Page F-16

                              MACHINETALKER, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 2004 and 2003

1.   ORGANIZATION AND LINE OF BUSINESS

     ORGANIZATION

     MachineTalker, Inc. (the "Company") was incorporated in the state of Delaware on January 30, 2002. The Company, based in Goleta, California, began operations on January 30, 2002 to develop and market a wireless control technology. The Company's founders are also the principal owners of SecureCoin, Inc. ("SecureCoin"). As part of MachineTalker's initial capitalization, the Company's founders have contributed certain intellectual property that was developed at and acquired from SecureCoin. SecureCoin assigned all rights to that intellectual property to the co-founders in January 2002, and those co-founders then contributed the intellectual property rights to the Company in connection with its formation. This intellectual property, including a provisional patent, forms the core of MachineTalker's proprietary smart security network technology.

     LINE OF BUSINESS

     The Company is currently in the stage of developing wireless networking products that combine microcomputers and wireless radio components in a single package that can be used to service a variety of attachments, including Sensors for measuring temperature, pressure, motion, vibration, location and many other parameters. These "MachineTalkers" can then be programmed to form local wireless networks with other MachineTalkers to process the Sensor data collectively in real time and on a local basis. This allows governments, businesses and individuals to rapidly deploy wireless security systems to protect and monitor things, places and people.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     This summary of significant accounting policies of MachineTalker, Inc. is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

     GOING CONCERN
     The accompanying financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and liabilities and commitments in the normal course of business. The accompanying financial statements do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company does not generate significant revenue, and has negative cash flows from operations, which raise substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern and appropriateness of using the going concern basis is dependent upon, among other things, an additional cash infusion. As discussed in note 6, the Company has obtained funds from its shareholders since its' inception through 2004. Management believes this funding will continue, and is also actively seeking new investors. Management believes the existing shareholders and the prospective new investors will provide the additional cash needed to meet the Company's obligations as they become due, and will allow the development of its core of business.

     DEVELOPMENT STAGE ACTIVITIES AND OPERATIONS
     The Company has been in its initial stages of formation and for the year ended December 31, 2004, had insignificant revenues. FASB #7 defines a development stage activity as one in which all efforts are devoted substantially to establishing a new business and even if planned principal operations have commenced, revenues are insignificant.

            Report of Independent Registered Public Accounting Firm

                              MACHINETALKER, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 2004 and 2003

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     REVENUE RECOGNITION
     The Company recognizes revenue when services are performed, and at the time of shipment of products, provided that evidence of an arrangement exists, title and risk of loss have passed to the customer, fees are fixed or determinable, and collection of the related receivable is reasonably assured. To date the Company has had minimal revenue and is still in the development stage.

     CASH AND CASH EQUIVALENT
     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     USE OF ESTIMATES
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Significant estimates made in preparing these financial statements include the estimate of useful lives of property and equipment, the deferred tax valuation allowance, and the fair value of stock options. Actual results could differ from those estimates.

     PROPERTY AND EQUIPMENT
     Property and equipment are stated at cost, and are depreciated using the straight-line method over 5 years.

     FAIR VALUE OF FINANCIAL INSTRUMENTS
     SFAS No. 107, "Disclosures About Fair Value of Financial Instruments", requires disclosure of the fair value information, whether or not recognized in the balance sheet, where it is practicable to estimate that value. As of December 31, 2004 and 2003, the amounts reported for cash, accounts receivable, accounts payable, accrued interest and other expenses, and notes payable approximate the fair value because of their short maturities.

     ADVERTISING
     The Company expenses  advertising costs as incurred.  Advertising costs for
     the  years  ended   December   31,  2004  and  2003  were  $91  and  $2,755
     respectively.

     RESEARCH AND DEVELOPMENT COSTS
     Research and development costs are expensed as incurred. These cost consist primarily of salaries and direct payroll related costs. The costs for the years ended December 31, 2004 and 2003 were $207,326 and $109,228 respectively.

     STOCK-BASED COMPENSATION
     The Company accounts for employee stock option grants in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related interpretations (APB 25), and has adopted the "disclosure only" alternative described in Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation. Entities electing to remain with the accounting method of APB 25 must make pro forma disclosures of net income and earnings per share, as if the fair value method of accounting defined in SFAS No. 123 had been applied.

     LOSS PER SHARE CALCULATIONS
     The Company adopted Statement of Financial Standards ("SFAS") No. 128 for the calculation of "Loss per Share". SFAS No. 128 dictates the calculation of basic earnings per share and diluted earnings per share. Basic earnings per share is computed by dividing income available to common shareholders by the weighted-average number of common shares available. Diluted earnings per share is computed similar to basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the potential common shares had been issued and if the additional common shares were dilutive. The Company's diluted loss per share is the

           Report of Independent Registered Public Accounting Firm

                              MACHINETALKER, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 2004 and 2003


2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

     same as the basic loss per share for the years ended December 31, 2004, and 2003 as the inclusion of any potential shares would have had an anti-dilutive effect due to the Company generating a loss. The weighted average number of shares used for the calculation of the loss per share considers the stock split as if it had occurred on January 1, 2003.

     INCOME TAXES
     The Company  uses the  liability  method of  accounting  for income  taxes.
     Deferred tax assets and liabilities are recognized for the future tax consequences attributable to financial statements carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. The measurement of deferred tax assets and liabilities is based on provisions of applicable tax law. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance based on the amount of tax benefits that, based on available evidence, is not expected to be realized.

     RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
     In December 2002, the Financial Accounting Standards Board ("FASB") issued SFAS 148, Accounting for Stock-Based Compensation - Transition and Disclosure. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The disclosure requirements of this statement were effective for our years ended December 31, 2004 and 2003.

     In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R, Share-based Payment. SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R will be effective for the year ending December 31, 2006, and applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are to follow a fair value of those equity instruments. Under SFAS 123R, we will be required to follow a fair value approach using an option-pricing model, such as the Black Schole option valuation model, at the date of a stock option grant. The deferred compensation calculated under the fair value method would then be amortized over the respective vesting period of the stock option. The adoption of SFAS 123R is expected to have a material impact on our results of operations.

     In January 2003, the FASB issued FASB Interpretation No. 46 (FIN46) "Consolidation of Variable Interest Entities, and Interpretation of ARB 51." This interpretation addresses consolidation by business enterprises of certain variable interest entities (VIEs). The Interpretation as amended is effective immediately for all enterprises with interests in VIEs created after January 31, 2003. In December 2003, the FASB issued a revised version of FIN46 (FIN46R), which clarified the provisions of FIN46 by addressing implementation issues. FIN46R must be applied to all entities subject to the Interpretation as of the first interim quarter ending after March 15, 2004. The adoption of this interpretation did not impact the financial statements.


3.   DEFERRED TAX BENEFIT

     At December 31, 2004, the Company has federal and state cumulative net operating loss carryforwards of approximately $1,564,000 that expire through 2024. The Company also has tax credits, totaling approximately $625,000 to offset future Federal and State income taxes. For financial reporting purpose, a valuation allowance has been recognized in an amount equal to such deferred tax assets due to the uncertainty surrounding their ultimate realization.

            Report of Independent Registered Public Accounting Firm

                              MACHINETALKER, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 2004 and 2003

4.   CAPITAL STOCK

     At December 31, 2004, the Company's authorized stock consists of 500,000,000 shares of common stock, par value $0.001 per share. In September 2004, the Company effected a ten for one forward split of its common stock. As adjusted to reflect the split, during the year ended December 31, 2004, the Company issued 250,000 shares of common stock for services rendered valued at $6,250; 24,560,000 shares of common stock at a purchase price of $0.025 per share pursuant to a private placement made pursuant to Rule 506 of Regulation D promulgated under section 4(2) of the Securities Act of 1933, as amended (the "Private Placement"), 16,000,000 shares of common stock for conversion of debt of $400,000 as part of the Private Placement, and 10,000,000 shares of common stock for services rendered valued at $250,000. As adjusted to reflect the split and certain anti-dilution provisions applicable until the registration of such shares of common stock, during the year ended December 31, 2003, the Company issued 5,520,000 shares of common stock for cash of $138,000.

5.   STOCK OPTIONS

     The Company adopted a Stock Option Plan for the purposes of granting stock options to its employees and others providing services to the Company, which reserves and sets aside for the granting of Options for Twenty Million (20,000,000) shares of Common Stock. Options granted under the Plan may be either Incentive Options or Nonqualified Options and shall be administered by the Company's Board of Directors ("Board"). Each option shall be exercisable in full or in installments and at such times as designated by the Board. Notwithstanding any other provision of the Plan or of any Option agreement, each Option shall expire on the date specified in the Option agreement, which date shall not be later than the tenth anniversary from the effective date of this option. During the years ended December 31, 2004 and 2003, the Company granted 8,000,000 and 1,600,000 stock options, respectively, with effective dates of March 19, 2003 through August 1, 2004. The stock options vest as follows: 25% one year after the date of grant and 1/36 every 30 days thereafter until the remaining stock options have vested. The stock options are exercisable for a period of ten years from the date of grant at an exercise price of $0.025 or $0.05 per share, as adjusted for the ten for one forward split of the Company's common stock.

     SFAS 123, Accounting for Stock-Based Compensation, requires pro forma information regarding net income (loss) using compensation that would have been incurred if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of options granted was determined using the Black Schole method with the following assumptions:

                                                                           2004                  2003
                                                                    --------------------  -------------------
Risk free interest rate                                             4.08% to 4.28%        3.81%
Stock volatility factor                                             1%                    1%
Weighted average expected option life                               10 years              10 years
Expected dividend yield                                             None                  None

           Report of Independent Registered Public Accounting Firm

                              MACHINETALKER, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 2004 and 2003


5.   STOCK OPTIONS (continued)

A summary of the Company's stock option activity and related information follows:


                                                             Weighted                         Weighted
                                               Number        average            Number        average
                                                 of          exercise             of          exercise
                                              Options         price            Options         price
                                              -------------  ---------------   --------------  ----------
Outstanding, beginning of year                 1,600,000        $ 0.050                  -      $     -
Granted                                        8,000,000        $ 0.047          1,600,000      $ 0.050
Exercised                                              -              -                  -            -
Expired                                       (1,600,000)         (0.05)                 -            -
                                              -------------  ---------------   --------------  ----------
Outstanding, end of year                       8,000,000        $ 0.047          1,600,000      $ 0.050
                                              =============  ===============   ==============  ==========
Exercisable at the end of year                 4,498,630        $ 0.047            714,520      $ 0.050
                                              =============  ===============   ==============  ==========
Weighted average fair value of
  options granted during the year                               $ 0.047                         $ 0.050
                                                             ===============                   ==========

The Black Schole option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

The weighted average remaining contractual life of options outstanding issued under the plan as of December 31, 2004 was as follows:

                                                                   Weighted               Weighted              Weighted
                                                                    Average               Average                Average
                             Stock                 Stock           Remaining           Exercise Price        Exercise Price
   Exercisable              Options               Options         Contractual            of Options            of Options
      Prices              Outstanding           Exercisable      Life (years)           Outstanding            Exercisable
-------------          -----------------     ----------------    -------------         -----------------    ----------------
      $ 0.025                 1,000,000               500,000      9.7 years               $ 0.025               $ 0.025
      $ 0.050                 7,000,000             3,998,630      9.1 years               $ 0.050               $ 0.050
                              ----------            ----------
                              8,000,000             4,498,630
                              ==========            =========

The Company has adopted only the disclosure provisions of SFAS No. 123. It applies APB 25 and related interpretations in accounting for its plans and does not recognize compensation expense for its stock-based compensation plans.

If the Company had elected to recognize compensation expense based upon the fair value at the grant date for awards under this plan consistent with the methodology prescribed by SFAS No. 123, the Company's net income and earnings per share would be reduced to the pro forma amounts indicated below for the years ended December 31, 2004 and 2003:

           Report of Independent Registered Public Accounting Firm

                              MACHINETALKER, INC.
                          (A Development Stage Company)
                          Notes to Financial Statements
                           December 31, 2004 and 2003

                                                                    2004           2003
                                                                    ----           ----
          Net Loss
              As reported                                          $(573,454)    $ (394,115)
              Add:  Stock Based Employee Compensation
              expense included in reported net loss, net of
              related tax effects                                          -              -

              Deduct:  Total Stock Based Employee
              Compensation expense determined under
              fair value based method for all awards, net of
              related tax effects                                    (74,623)       (11,145)

              Pro Forma                                             (648,077)      (405,260)

              Basic and Diluted Loss per Share
                          As reported                              $  ( 0.01)     $  ( 0.00)
                          Pro Forma                                $  ( 0.01)     $  ( 0.00)

6.   RELATED PARTY

The Company leases its premises from a company in which our majority shareholders are minority shareholders pursuant to a three year lease which expires on August 20, 2006, with the option to extend the lease term for one year. The rent expense for the years ended December 31, 2004 and 2003 amounted to $14,264 and $27,429 respectively.

During the year ended December 31, 2004, loans from the Company's President and Chief Executive Officer, were converted to equity and to convertible debentures. Four hundred thousand dollars was converted into equity, and $436,000 was converted into debentures with interest payable at the rate of 6% per year, principal due July 2009, convertible into 17,440,000 shares of common stock at $0.025 per share. Also, during the year ended December 31, 2004, one of Company's shareholders loaned the Company $6,000 to fund the Company's expenses. The loan bears interest at 6% and is due on demand.

           Report of Independent Registered Public Accounting Firm
                                      F-22

UNTIL 25 DAYS AFTER THE DATE OF THIS PROSPECTUS, ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                              73,367,050 Shares of

                                  Common Stock

                             PRELIMINARY PROSPECTUS



                                November 2, 2005

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Under   Delaware   General   Corporation   Law  and  our   Articles  of
Incorporation, our directors will have no personal liability to us or our stockholders for monetary damages incurred as the result of the breach or alleged breach by a director of his "duty of care." This provision does not apply to the directors' (i) acts or omissions that involve intentional misconduct or a knowing and culpable violation of law, (ii) acts or omissions that a director believes to be contrary to the best interests of the corporation or its shareholders or that involve the absence of good faith on the part of the director, (iii) approval of any transaction from which a director derives an improper personal benefit, (iv) acts or omissions that show a reckless disregard for the director's duty to the corporation of its shareholders in circumstances in which the director was aware, or should have been aware, in the ordinary course of performing a director's duties, of a risk of serious injury to the corporation or its shareholders, (v) acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation or its shareholders, or (vi) approval of an unlawful dividend, distribution, stock repurchase or redemption. This provision would generally absolve directors of personal liability for negligence in the performance of duties including gross negligence.

         Insofar as an indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted for directors, officers or persons controlling MTI pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission each indemnification is against public policy as expressed in the Act and is therefore unenforceable.


Item 25.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The following table sets forth all costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the sale of the Shares being registered hereby. All of the amounts shown are estimates except for the Securities and Exchange Commission (the "Commission") registration fee and the National Association of Securities Dealers ("NASD") filing fee.

         Commission Registration Fee                    $    929.56
         Accounting Fees and Expenses                   $ 33,000.00
         Legal Fees and Expenses                        $ 45,000.00
         Printing and Engraving Expenses                $  5,000.00
         Transfer Agent Fees                            $  2,200.00
         Miscellaneous Expenses                         $  5,000.00
                                                   --------------------
                                   TOTAL                $ 91,129.56
                                                   ====================

Item 26.  RECENT SALES OF UNREGISTERED SECURITIES

         In June 2005, we completed a private placement of 3,100,000 shares of our common stock (the "Common Stock") for a purchase price of $0.10 per share, raising total capital of $310,000 from approximately 52 investors. The private placement was made pursuant to Regulation D of Rule 506 of the Securities Act of 1933, as amended (the "Securities Act").

         On June 16, 2005, we issued warrants to purchase an aggregate of 200,000 shares of Common Stock at an exercise price of $0.10 per share to four investors for services rendered. The warrants expire on June 16, 2010.

         In May 2005, we issued 267,050 shares of common stock to Andrew Slonka in consideration for engineering services.

         On April 28, 2005, we issued warrants to purchase an aggregate of 5,000 shares of Common Stock at an exercise price of $0.10 per share to one investor for services rendered. The warrants expire on April 28, 2010.

         On April 18, 2005, we issued warrants to purchase an aggregate of 55,000 shares of Common Stock at an exercise price of $0.10 per share to three investors for services rendered. The warrants expire on April 18, 2010.

         On March 23, 2005, we issued warrants to purchase an aggregate of 525,000 shares of Common Stock at an exercise price of $0.10 per share to four investors for services rendered. The warrants expire on March 23, 2010.

         On January 28, 2005, we issued warrants to purchase an aggregate of 3,292,000 shares of Common Stock at an exercise price of $0.025 per share to eight investors for services rendered. The warrants expire on January 28, 2010.

         In January 2005, we completed a private placement of 54,280,000 shares of our Common Stock for a purchase price of $0.025 per share, raising total capital of $1,357,000 from approximately 57 investors, of which 16,000,000 were acquired by Roland F. Bryan, the Chairman, Chief Executive Officer, and President of MTI through the conversion of $400,000 of a loan made by him to us. The private placement was made pursuant to Regulation D of Rule 506 of the Securities Act.

         In June 2004, we issued 10,000,000 shares of common stock, as adjusted to reflect the ten for one forward split of our Common Stock which became effective in September 2004, to Corporate Strategies, Inc. in consideration for assisting us with the preparation of our business plan.

         In January 2004, we issued 25,000 shares of Common Stock to Mikell Becker in consideration for arranging and assisting us with sales presentations. In light of the ten for one forward split of our Common Stock which occurred on September 7, 2004, this investor now owns 250,000 shares of Common Stock.

         In March 2003, we completed a private placement of 188,000 shares of Common Stock for a purchase price of $1.00 per share, raising total capital of $188,000 from approximately 10 investors. The shares of Common Stock issued pursuant to this private placement contain certain anti-dilution provisions applicable until the registration of such shares of Common Stock. Accordingly, in light of the ten for one forward split of our Common Stock which occurred on September 7, 2004 and the subsequent private placement of our Common Stock for a purchase price of $0.025 per share which was completed in January 2005, these investors were each issued 39 additional shares of Common Stock for each share of Common Stock originally purchased by them. These investors now own 7,520,000 shares of Common Stock. The private placement was made pursuant to Regulation D of Rule 506 of the Securities Act.

         In May 2002, we completed a private placement of 410,000 shares of Common Stock for a purchase price of $0.50 per share, raising total capital of $205,000 from approximately 57 investors. The shares of Common Stock issued pursuant to this private placement contain certain anti-dilution provisions applicable until the registration of such shares of Common Stock. Accordingly, in light of the ten for one forward split of our Common Stock which occurred on September 7, 2004 and the subsequent private placement of our Common Stock for a purchase price of $0.025 per share which was completed in January 2005, these investors were each issued 19 additional shares of Common Stock for each share of Common Stock originally purchased by them. These investors now own 8,200,000 shares of Common Stock. The private placement was made pursuant to Regulation D of Rule 506 of the Securities Act.

Item 27.  EXHIBITS


3.1  Articles of Incorporation (1)
3.2  Amendments to Articles of Incorporation (1)
3.3  Bylaws (1)
4.1  Specimen Certificate for Common Stock (1)
4.2  2002 Stock Option Plan (1)
4.3  Form of Incentive Stock Option Agreement (1)
4.4  Form of Non Qualified Stock Option Agreement (1)
5.1 Opinion of Richardson & Associates as to the legality of the securities being registered
10.1 Lease Agreement by and between MachineTalker, Inc. and SecureCoin, Inc., dated August 20, 2003 (1)
10.2 Agreement No. CA-00062 by and between MachineTalker, Inc. and Kellogg, Brown & Root Services, Inc., dated December 20, 2004
10.3 Agreement by and between MachineTalker, Inc. and Science Applications International Corporation, dated July 1, 2004 (1)
23.1 Consent of Richardson & Associates (included as part of Exhibit 5.1).
23.2 Consent of Rose, Snyder & Jacobs, A Corporation of Certified Public Accountants.
24.1 Power of Attorney (contained on page II-4 hereof).


------------------------

(1) Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated August 1, 2005.


Item 28.  UNDERTAKINGS

         The undersigned Registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

         (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

         (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment hereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

         (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

         Provided, however, that paragraphs (i) and (ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The undersigned Registrant hereby undertakes that, for the purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference into this Registration Statement shall be deemed to be a new registration statement relating to the securities offered herein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the finial adjudication of such issue.


                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Roland F. Bryan, his true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent or the substitute or substitutes of him, may lawfully do or cause to be done by virtue hereof.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Barbara, State of California, on November 2, 2005


                                    MACHINETALKER, INC.

                                    By: /s/    Roland F. Bryan
                                    -------------------------------
                                    Roland F. Bryan, President, Chief Executive
                                    Officer, Principal Financial/Accounting
                                    Officer and Chairman


         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                    Title                                   Date
--------------------------   -----------------------------------     ------------------

/s/ ROLAND F. BRYAN          President, Chief Executive Officer,     November 2, 2005
-------------------          Principal Financial/Accounting, and
    ROLAND F. BRYAN          Chairman


/s/ CHRISTOPHER KLEVELAND    Vice President of Operations,           November 2, 2005
-------------------------    Secretary, and Director
    CHRISTOPHER KLEVELAND

/s/ BRIAN ALTOUNIAN          Director                                November 2, 2005
-------------------
    BRIAN ALTOUNIAN


EXHIBIT          DESCRIPTION
NO.

3.1  Articles of Incorporation (1)
3.2  Amendments to Articles of Incorporation (1)
3.3  Bylaws (1)
4.1  Specimen Certificate for Common Stock (1)
4.2  2002 Stock Option Plan (1)
4.3  Form of Incentive Stock Option Agreement (1)
4.4  Form of Non Qualified Stock Option Agreement (1)
5.1 Opinion of Richardson & Associates as to the legality of the securities being registered
10.1 Lease Agreement by and between MachineTalker, Inc. and SecureCoin, Inc., dated August 20, 2003 (1)
10.2 Agreement No. CA-00062 by and between MachineTalker, Inc. and Kellogg, Brown & Root Services, Inc., dated December 20, 2004
10.3 Agreement by and between MachineTalker, Inc. and Science Applications International Corporation, dated July 1, 2004 (1)
23.1 Consent of Richardson & Associates (included as part of Exhibit 5.1).
23.2 Consent of Rose, Snyder & Jacobs, A Corporation of Certified Public Accountants.
24.1 Power of Attorney (contained on page 7 hereof).
-------------------


(1) Incorporated by reference to the Form SB-2 Registration Statement filed with the Securities and Exchange Commission dated August 1, 2005.

                                                                     EXHIBIT 5.1



                                  LEGAL OPINION

                      [RICHARDSON & ASSOCIATES LETTERHEAD]


                                November 2, 2005


MachineTalker, Inc.


Re: MachineTalker, Inc. - Validity of Issuance of Shares

Ladies and Gentlemen:

We have acted as special counsel to you in connection with the registration on Form SB-2 under the Securities Act of 1933, as amended ("Registration Statement"), of a total of 73,367,050 shares (the "Shares") of the Common Stock of MachineTalker, Inc., par value $0.001 per share. You have requested our opinion in connection with the registration of the Shares covered by the Prospectus (the "Prospectus"). In connection with our acting as counsel, we have examined the laws of the State of Delaware together with certain other documents and instruments prepared on behalf of MachineTalker, Inc. as we have deemed necessary and relevant in the preparation of our opinion as hereinafter set forth.

In our examination, we have assumed the genuineness of all signatures on original documents and the authenticity of all documents submitted to us as originals, the conformity to original documents to all documents submitted to us as certified, conformed or photostatic copies of originals, the authenticity of such latter documents, and the proper execution, delivery and filing of the documents referred to in this opinion.

Based upon the foregoing, we are of the opinion that the Shares sold by the Selling Securityholders pursuant to the terms of the Prospectus have been duly created and have been and will be validly issued shares of the Common Stock, par value $0.001 per share, of MachineTalker, Inc. Upon payment for the Shares and full compliance with all of the terms and conditions relating to the issuance of the Shares set forth in the Prospectus, the Shares will be fully paid and non-assessable.

For the purposes of this opinion, we are assuming that the appropriate certificates are duly filed and recorded in every jurisdiction in which such filing and recordation is required in accordance with the laws of such jurisdictions. We express no opinion as to the laws of any state or jurisdiction other than Delaware.

We consent to the use of this opinion as an exhibit to the Registration Statement, and we further consent to the use of our name in the Registration Statement and the Prospectus, which is a part of said Registration Statement.

Respectfully submitted,
/s/Mark J. Richardson
Mark J. Richardson for
Richardson & Associates

EXHIBIT 10.2
                       Kellogg Brown & Root Services, Inc.

                             Agreement No. CA-00062

This Agreement is entered into as of the 20 December 2004, by and between Kellogg Brown & Root Services, Inc. (hereinafter "KBR" or "Company"), whose offices are located at 1550 Wilson Boulevard, Suite 400, Arlington, Virginia 22209 and MachineTalker, Inc. (TIN: 01-0592299 ) whose address is 513 De La Vina Street, Santa Barbara, CA 93101 (hereinafter "MACHINETALKER" or "Consultant").

1. TERM AND SCOPE OF AGREEMENT:

1.1 Term
1.1.1 Effective Dates
The Agreement shall be valid and effective from the date of its execution by both parties but in no event prior to 20 December 2004 or after 31 July 2005.

1.1.2 Termination
The Agreement may be terminated at any time by either party upon written notification. Such notification shall not relieve either party of its respective liabilities that may have accrued prior to termination.

1.1.3 Renewal
This Agreement may be renewed for additional terms after the scheduled completion date upon mutual written agreement between the parties. If not renewed, the Agreement shall automatically expire at twelve midnight on 31 July 2005.

1.1.4 Licensed Product and Technology
"LICENSED PRODUCT" means those certain devices that employ the use of the Licensed Technology and that are manufactured and sold by MACHINETALKER that are intended to enable users of those devices to track inventory, containers and other similar packages. "LICENSED TECHNOLOGY" means the Documentation and the Software that enables the Licensed Products to transmit and receive information via self-coordinated machine network by employing MACHINETALKER's Simple Machine Management Protocol (SMMP(R)) technology, as described in U.S. Patent Application 2004/0114557. The scope of the technology disclosed within U.S. Patent Application 2004/0114557, and licensed herein, shall be considered limited to such aspects of the technology as reasonably relates to applications, systems, or solutions that track inventory, containers and other similar packages.

1.1.5 Changes
All changes, of any type, to this agreement affecting either the term or the value shall require the prior written agreement of both parties in the form of a modification to this agreement. Should MACHINETALKER elect to proceed with a change prior to finalization of written modification to this agreement, it shall be at the sole risk and liability of MACHINETALKER.

1.2 Scope

1.2.1 Introduction
MACHINETALKER will adapt their MachineTalker(R) product family of wireless mesh networking processors for placement on-board of shipping containers and materials, inventory, packages or other similar items in transit and storage to provide for tracking of those items. Specifically, the MiniTalker(R) and/or TagTalker(R) products will be tested in conjunction with KBR requirements to determine choice of radio, battery and methods for mounting within the Shipping containers and materials.

1.2.2 Background
The tracking or finding of items will bring significant economic savings while minimizing the problem of loss of valuable contents due to theft or spoilage.

1.2.3 KBR Project
The Project will involve the coordinated effort of systems personnel from both MACHINETALKER and KBR. The MACHINETALKER staffing will include systems engineering personnel to formulate how MachineTalker's(R) will be adapted physically and what new Applications Software is to be created to meet KBR requirements. KBR staffing will include those who will specify aspects of shipping processes, what is to be detected, what actions will be taken, what is to be reported, and how it is to be reported.

Subsequently, the MACHINETALKER team will test variations of the basic MachineTalker(R) product to optimize performance in KBR specified environment. MACHINETALKER will implement Applications Software to service sensors, accept cargo information and to report in the manner specified for use by KBR tracking system software.

The end result is to equip the items with the means for tracking and security and to do so in concert with KBR tracking system. The Project tasks to accomplish this goal are tied to "milestones" as expressed below and in the Project Schedule and Payment Deliverable Chart. Each deliverable shall also include submission of a written report addressing the goal of the deliverable, the status of each goal and an assessment of the progress of the project.

1.2.4 Project Specifics
Task #1 - All hands meeting(s) among Project team members to discuss and determine all operational issues to be resolved by the use of on-board means for security and tracking. The result of these meetings will be to publish a task-oriented schedule and guidelines for testing, evaluation and specification for the requisite Applications Software to fulfill the stated goals of the Project. MACHINETALKER shall prepare and submit a written report which shall summarize the findings of the all hands meeting, including but not necessarily limited to, the specification for the end product and its interfaces.

Task #2 - Test and evaluation of the insertion of wireless products into the shipping container environment. These tests will be conducted using off-the-shelf MiniTalkers(R) to evaluate operation at different radio frequencies and in different container locations and configurations. The result of these tests will be to find the optimum radio frequencies and the optimum mounting locations within the Shipping containers and materials. Radio frequencies which are prohibited for use by the U.S. Government will not be considered. MACHINETALKER shall prepare a written report upon completion of this Task #2 and, in conjunction with the report, submit a manufacturing specification for the production hardware configuration for KBR MiniTalker(R) unit.

Task #3 -  Codification  of KBR freight  tracking  and  inventory  software  I/O language (protocol) desired by KBR Project team. This codification is anticipated to be the foundation of the data content being sent by a MACHINETALKER network or by individual shipping containers and materials, to KBR tracking and control center. MACHINETALKER shall prepare a written report summarizing this progress and accomplishments made under this deliverable including the specification of the required format.

Task #4 - Selection of sensors and detectors that will be used on-board of the shipping containers and materials and that will be serviced by KBR - MiniTalker version. MACHINETALKER engineers will experiment with and test the proposed sensing devices to ensure that their output parameters can be serviced by the wireless node. Consideration shall be given to the type of sensor, sensor output, power requirements and packaging. MACHINETALKER shall prepare and submit a report which will include a specification on implementing the sensor hardware and the Applications Software to support each sensor type and provide for the range of sensor types and their relative physical attributes along with draft information about their use.

Task #5 - Finalization of the design of the end-product including hardware and software documentation to build units to meet KBR requirement, field testing of the first production units with the Applications Software and, incorporation of changes that will improve the end product. MACHINETALKER shall prepare and submit an initial report that, at minimum, includes a Bill of Materials for the manufacture of units in quantity, a summary of Applications Software changes to improve operation in the field and incorporates detailed results of testing in the field. MACHINETALKER shall prepare a final report that summarizes the issues of operating wireless sensors on-board Shipping containers and materials, descriptions of the form-fit-and function, details on installation, use and maintenance, methodology for determining placement of sensors and wireless nodes on or within containers and guidelines for use of different types of sensors of interest to shipping and maintenance personnel.

1.2.5 Go-No-Go Decision

As expressed in Section 1.2.6 below, KBR, on or about Week 14, at its sole discretion, shall determine if the project will proceed. Election to continue the project must be made by the affirmative action of KBR to purchase the Software License as set forth in Exhibit 6 of this Agreement. In the event KBR elects to end the project, or fails to purchase the Software License, 1) KBR shall waive any and all rights to the licenses technology and products, 2) KBR and MACHINETALKER shall cease to have any right and/or obligation to each other,
3) MACHINETALKER shall be free of all encumbrances and limitations on the intellectual property rights as it applies to the licensed technology and products, and 4) KBR shall pay MACHINETALKER the remainder of any amounts not yet paid toward the Firm Fixed Price of this Consulting Agreement.

 1.2.6 Deliverables (to be completed in accordance with timeframes set forth in the Relative Activity Periods vs. Tasks, Attachment A to this Agreement):

---------------------------------------------------------------------------------------------------------------------
             EVENT                                                  DELIVERABLE
      (Weeks After Initiation)
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------

  Deliverable 1                  Project Initiation, Team Assignment and Statement of Work
  Project Initiation
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
  Deliverable 2                  MACHINETALKER and KBR Project Personnel Planning Document
                                 With KBR Project Team Participation, MACH INETALKER Project Leader will document the
  Deliver Project Specification  application and present the design goals of KBR Project, including Tasking,
  (on or before: Week 5)         Refined Schedule, and Potential Operational Problems to be resolved.
                                 Publication by MACHINETALKER of KBR Project Specification.
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
 Deliverable 3
                                 Testing of the Recommended Sensors and Detectors
                                 With  KBR  Project Team  Participation, MACHINETALKER designers will experiment with different sensors  and  detectors  that  are relevant for use as attachments to the
 Completion of Sensor/Detector   final KBR-MiniTalker(R)product in the target application.
 Evaluation
 (on or before: Week 11)         Publication of results listing of sensor/detector choices and recommendations on purchase and packaging of these devices.
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
 Decision Point for Project      KBR "Go-No-Go" project KBR evaluates current testing progress, and projects probable likelihood of success for integration and solution formulation efforts. KBR
 (on or before: Week 14)         either ends the project or proceeds with the project based on KBR's evaluation.
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
 Deliverable 4                   Incorporation    of   Project    Findings, Recommendations and User's Information
                                 Publication of User's Guide covering the intended application, product capability,
 Completion of User's Guide      installation requirements, links to KBR overall tracking system, parameters of use,
 (on or before: Week 20 )        cautions, and maintenance procedures.
---------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------
 Deliverable 5                   Completion of MACHINETALKER Training of KBR User's and Field Installation Team
                                 Incorporation of suggestions by KBR Project personnel. Such input to be the result of KBR experience with the product in the field and may include recommended changes for future units to refine planned use and for potential use in other KBR initiatives.
 Project Completion              Publication of the Final Report documenting the procedures used to install and
 (on or before: Week 26)         make use of KBR-MiniTalker(R) product provided by MACHINETALKER. Including information on adapting  other types of sensors and  detectors to the MiniTalker with  suggestions on adapting and using those attachments.
---------------------------------------------------------------------------------------------------------------------


Note: Deliverables will include reports pertaining to the respective tasks and a
Final  Report  documenting  use  of  KBR-MiniTalker(R),   the  Sensors  and  the
programming necessary to employ the units.

 2. KBR Contact
 Performance of the work under this Agreement is subject to the written technical direction of the Technical Representative. "Technical direction" means a directive to MACHINETALKER that approves approaches, solutions, designs or refinements; fills in details or other wise completes the general description of work or documentation items; shifts emphasis among work areas or tasks; or furnishes similar instruction to MACHINETALKER. Technical direction includes requiring studies and pursuit of certain lines of inquiry regarding matters within the general tasks and requirements of this Agreement.

 The Technical Representative does not have the authority to, and shall not, issue any instruction purporting to be technical direction that:

(1)  constitutes an additional assignment outside of the statement of work;
(2)  constitutes a change to the Agreement or work required under the Agreement;
(3) constitutes a basis for an increase in the total price or the period of performance under the Agreement;
(4) changes any of the expressed terms, conditions or specifications of the Agreement;
(5) interferes with MACHINETALKER's right to perform the terms and conditions of the Agreement.


The Technical  Manager for KBR is Andrew Bush or his assigns and is the point of
contact  for  all  technical   matters  under  this  Agreement  subject  to  the
limitations above.

Technical direction shall be issued in writing by the Technical Representative. If, in MACHINETALKER's opinion, any instruction or direction by the Technical Representative falls within items (1) through (5) above, MACHINETALKER shall provide written notification to the Subcontract Administrator and shall not proceed with the work required prior to negotiation and issuance of the appropriate modification to the Agreement, or withdrawal of the instruction/direction.


                                           Name: Andy Bush
The Technical Representative :             Telephone: 703-526-2358
 for this Agreement shall be               e-mail: andy.bush@halliburton.com


The Subcontract Administrator              Primary Contact
 for the Agreement shall be:               Name: Kevin B. Shriner
                                           Telephone #: 703-526-7966
                                           e-mail: kevin.shriner@halliburton.com

3. Compensation
For performing the Services, MACHINETALKER will be compensated as follows:

     Phase 1A: Firm-Fixed Price = $300,000.00 inclusive of services and all other expenses including but not limited to travel within the continental United States to be paid in firm-fixed-price increments in accordance with the Payment Schedule set forth in Paragraph 4, Phase 1A below.

     Phase 1B: Firm-Fixed Price = $100.00 per MiniTalker(R) not to exceed 250 MiniTalkers(R) or $25,000.00. Purchase and/or quantity purchased shall be at the sole discretion of KBR. Units in excess of 250, if any, shall be made available at a price of no more than $100.00 per unit during the testing period.

     Phase 1C: Firm-Fixed Price = $200,000.00 Software License (SMMP(R)). This offer by MACHINETALKER for the purchase of the Software License shall be accepted or rejected at the sole discretion of KBR, but acceptance by KBR must be in the form of a Lump Sum payment received by MACHINETALKER prior to 11:59pm on 01 April 2005. In the event KBR elects to purchase the Software License, said License terms and conditions shall be as set forth in Exhibit 6 of this Agreement. In the event KBR elects to end the project, or fail to purchase the Software License, 1) KBR shall waive any and all rights to the licenses technology and products, 2) KBR and MACHINETALKER shall cease to have any right and/or obligation to each other and 3) MACHINETALKER shall be free of all encumbrances and limitations on the intellectual property rights as it applies to the licensed technology and products.

3.1 Reimbursement for Certain Approved Expenses
(a) Travel Expenses All travel expenses shall be paid solely by MACHINETALKER unless otherwise prior authorized in writing by modification to this Agreement. Travel outside the continental United States is not authorized under this Agreement. In the event travel outside of the continental United States, to the Middle East or other hazardous areas is authorized under this Agreement, MACHINETALKER acknowledges that additional insurance, such as Defense Base Act Insurance and/or MediVac Insurance shall be required prior to travel to such hazardous area.

(b) Other Expenses All other expenses shall be paid solely by MACHINETALKER unless otherwise prior authorized in writing by modification to this Agreement.

(c) Travel and Other Expense Documentation Requirements In the event, travel or other expenses are authorized in writing for additional reimbursement under this Agreement, all expenses including travel expenses shall be subject to the travel requirements as set forth in the Federal Travel Regulation (FTR) and shall be reimbursed as-incurred (at-cost) only after receipt of monthly billing and supporting documentation (i.e., receipts and other payment documentation without regard to amount) from MACHINETALKER.

3.2 Agreement Value and Change Requirement

3.2.1 Maximum Value
The maximum value of this Agreement shall not exceed the amount of $525,000.00.

3.2.2 75% Expenditure Notification Requirement Not Applicable.

3.2.3 KBR Entire Financial Obligation
The above-stated maximum value shall constitute the entire financial obligations of KBR in connection with the services provided under this Agreement unless otherwise agreed to in writing by the parties.

4. Payments and Invoicing.
Payment for consulting services and expenses incurred will be made within 30 working days of receipt and approval by KBR of a proper invoice for services rendered in accordance with the Payment Schedule set forth below. No payment shall be rendered prior to satisfactory completion of the appropriate deliverable.

 Payment Schedule
-------------------------------------------------------------------------------------------------------------------
  Deliverable    Amount Due    Estimated Schedule
                                 (on or before)                        Deliverable Description
-------------------------------------------------------------------------------------------------------------------
       1          $60,000          Initiation        Initiation Payment upon execution of agreement
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       2          $60,000            Week 5          Refined Product Specification
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       3          $60,000            Week 11         Completion Sensor Experimentation
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
      N/A           None             Week 14         Go-No-Go Decision to Proceed and/or to purchase/to not
                                                     purchase
                                                     Mini-Talkers
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       4          $60,000            Week 20         Completion of Users' Guide
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
       5          $60,000            Week 26         Final Report
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
   Total Due      $300,000      Firm Fixed Price
-------------------------------------------------------------------------------------------------------------------


     Phase 1A: Firm-Fixed Price = $300,000.00 services and all other expenses including but not limited to travel within the continental United States which shall be paid in increments by deliverable in accordance with the Payment Schedule set forth below upon satisfactory accomplishment of each deliverables.

     Phase 1B: Firm-Fixed Price = $100.00 per MiniTalker(R) not to exceed 250 MiniTalkers(R) or $25,000.00. Purchase and/or quantity purchased shall be at the sole discretion of KBR. Units in excess of 250, if any, shall be made available at a price of no more than $100.00 per unit during the testing period.

     Phase 1C: Firm-Fixed Price = $200,000.00 Software License (SMMP(R)). This offer by MACHINETALKER for the purchase of the Software License shall be accepted or rejected at the sole discretion of KBR, but acceptance by KBR must be in the form of a Lump Sum payment received by MACHINETALKER prior to 11:59pm on 01 April 2005. In the event KBR elects to purchase the Software License, said License terms and conditions shall be as set forth in Exhibit 6 of this Agreement. In the event KBR elects to end the project, or fail to purchase the Software License, 1) KBR shall waive any and all rights to the licenses technology and products, 2) KBR and MACHINETALKER shall cease to have any right and/or obligation to each other and 3) MACHINETALKER shall be free of all encumbrances and limitations on the intellectual property rights as it applies to the licensed technology and products.

Invoices shall be submitted to:
         Kellogg Brown & Root Services, Inc.
             P.O. Box 12366Arlington, Virginia 22219-2366
                Attention: Procurement - Mr. Kevin B. Shriner

MACHINETALKER shall execute and submit one (1) copy of the "Affidavit for Subcontractor" incorporated as Exhibit 2 with the final invoice.

5. MACHINETALKER as Independent Contractor.
As an independent contractor under this Agreement, and not an employee or agent of KBR, MACHINETALKER is not authorized to and will not commit KBR to any obligation, and MACHINETALKER will receive no vacation accrual, holiday pay, paid sick leave, insurance, or any other benefits afforded employees of KBR. All taxes, Social Security payments, and other such related charges relative to MACHINETALKER's Services shall be solely MACHINETALKER's responsibility.

6.       Performance of the Services.

6.1  MACHINETALKER's  Services  will  be  performed  at  MACHINETALKER's  office location, KBR Arlington, Virginia and/or other locations to be mutually agreed-upon in writing between KBR and MACHINETALKER. KBR is interested in the results obtained through the use of MACHINETALKER's Services, rather than the manner in which MACHINETALKER's Services are performed. While MACHINETALKER is expected to devote the amount of effort reasonably required to complete the assignments given to MACHINETALKER within the financial and time constraints attendant to each assignment, the number of hours worked during any given day and the particular days that MACHINETALKER works will be solely at MACHINETALKER's discretion except where interface with KBR or client representatives is required. MACHINETALKER understands and agrees that, for any Services performed on KBR's premises or that of a customer or supplier of KBR, that it will comply with any and all rules and regulations pertaining to health, safety, environmental, or security, specifically, KBR's policies regarding substance testing for any persons performing work under contract to KBR on KBR premises.

6.2 EXCEPT FOR EXISTING BUSINESS RELATIONSHIPS AS NOTED IN EXHIBIT 4 MACHINETALKER agrees not to accept any other representation appointment, not to enter into a relationship with any person, firm or corporation with respect to projects which may be competitive with or conflict with the interests of KBR. KBR, however, acknowledges that MACHINETALKER provides MachineTalker(R) products, consulting, and development services to other clients, and agrees that nothing hereunder shall be deemed or construed to prevent MACHINETALKER from carrying on such business or developing for itself or others materials that are not competitive with those produced as a result of the Services provided hereunder, irrespective of their similarity to the deliverables provided hereunder.

6.3 License to Use.
In  addition  to  the  SMMP(R)  license   agreement   executed  by  the  parties
incorporated  as  Exhibit  6 to  this  Agreement  and to  the  extent  that  any
MACHINETALKER Information, as defined below, is incorporated into the Applications Software, MACHINETALKER will grant an exclusive, non-royalty bearing, worldwide and perpetual license to use such MACHINETALKER Information under this Agreement in the area of container and inventory security and tracking. Nothing in this Section 6.3 shall be deemed to permit KBR to disclose, provide access to, sublicense, disassemble, decompile, reverse engineer, modify, create derivative works of, or transfer any MACHINETALKER Information to any third party, except to a subsidiary or affiliate, with a need to know without the prior, written consent of MACHINETALKER.

7. No Subcontracting.
It is understood that this Agreement is for Services to be rendered by MACHINETALKER personally. In no event shall Services requested of MACHINETALKER hereunder be rendered by any other person without KBR's prior written approval.

8. Confidentiality and Proprietary Information.

8.1 Confidentiality
MACHINETALKER agrees to keep confidential and not disclose to any third party nor use except in connection with MACHINETALKER's Services for KBR all information concerning KBR, including but not limited to the existence and content of this Agreement, KBR's Services, the business affairs or technical data or processes of KBR, or its customers, made available to MACHINETALKER by KBR in the course of MACHINETALKER's Services to KBR, except to the extent KBR authorizes disclosures in writing. All memoranda, notes, and documents made available to MACHINETALKER by KBR will remain the property of KBR and shall be returned to KBR upon completion of the Services or termination of the Agreement.

KBR agrees that in conjunction with the Project described in the Agreement KBR may receive or be privy to information that is confidential and proprietary to Consultant. Such Confidential Information can include, but is not limited to, the business plans, business associations or proprietary technical information of the Consultant. Except as developed for KBR during the Project, all memoranda, notes, and documents made available to KBR by the Consultant will remain the property of the Consultant and shall be returned to the Consultant upon completion of the Services or termination of the Agreement.

If either MACHINETALKER or KBR receives from the other party written information which is marked "Confidential" or "Proprietary", the receiving party agrees not to use such information except in the performance of this Agreement, and to treat such information in the same manner as it treats its own confidential information for a period of Five (5) years from the date of disclosure. Without limiting the foregoing, it is agreed that all communications between MACHINETALKER and KBR relating to bidding, testing, or sales activities are to be confidential. However, MACHINETALKER's and KBR's obligations above shall not apply with respect to any Confidential Information which:

     A.) (i) is already rightfully in the possession of the Party; (ii) is or becomes publicly available through no wrongful act of either Party; (iii) is rightfully received by the Party from a third party without an obligation of confidentiality to the other Party; (iv) is disclosed to a third party by either Party without restriction; or (v) is approved for release by written authorization of the disclosing Party.
     B.) Is or becomes generally available to the public other than by reason of a breach by either of the PARTIES of its obligations under this Agreement; or
     C.) Is compelled by court order to disclose, provided that disclosing Party
(i) provides to the other Party a reasonable period prior to disclosure written notice of all circumstances pertaining to the proposed disclosure, and (ii) cooperates reasonably with any attempt by other Party to obtain or file pleadings with respect to any protective judicial order limiting or prohibiting the disclosure of such Confidential Information except to the extent necessary for the purposes of the proceeding in which the disclosure order arose; or Other Party agrees that the confidential information can be disclosed to a third party under a non-disclosure agreement with that party, for the sole purpose of preparing proposals, marketing, sales, and other activities reasonably related to disclosing Party's overall business strategy in the area of applications, systems, or solutions that track inventory, containers and other similar packages, where such final purpose is the sale of, and implementation of, the Licensed Products.

8.2 Ownership of Proprietary Information and Work Product

MACHINETALKER's original works in developing the Applications Software, including but not limited to MACHINETALKER's work products submitted to KBR, are agreed to be works made for hire, and all right, title and interest will be owned by KBR. MACHINETALKER will promptly disclose to KBR any invention or original work conceived or prepared by MACHINETALKER in the course of MACHINETALKER's Services hereunder in developing such Applications Software, or based on information made available to MACHINETALKER by KBR in the course of MACHINETALKER's Services. Hereunder, all right, title, and interest in such inventions and original works, including any derivative works, or improvements, modifications, or enhancements thereof ("Works") are owned by KBR. MACHINETALKER will assist KBR with all reasonably necessary efforts to execute all papers necessary to enable KBR or its nominee to apply for Letters Patent based on such inventions and copyrights on such Works in the United States and any foreign countries which KBR may select, and to assign to KBR or its nominee the entire right, title, and interest in and to any such Works. Such services by MACHINETALKER are recognized to be outside of the scope of this agreement and MACHINETALKER will be compensated for such efforts at MACHINETALKER's published hourly fee contained in Attachment B.

MACHINETALKER's and KBR's obligations in this Article 8 shall survive any termination or expiration of this Agreement for a period of 5 years from the termination of the Agreement.

9. MACHINETALKER's Reports.
MACHINETALKER will furnish monthly reports reflecting the times worked and a summary of the efforts and the results of MACHINETALKER's Services corresponding to those times. Such reports shall be submitted to the Technical Representative upon request.

10. Compliance with Laws.
MACHINETALKER agrees to conduct its activities and perform all Services in accordance with all applicable laws, regulations, codes or ordinances, including but not limited to possessing all valid and current professional licenses or certifications required to perform the Services in the applicable jurisdiction(s). In the provision of Services pursuant to this Agreement, MACHINETALKER shall comply with KBR/Halliburton Code of Business Conduct incorporated into this Agreement as Exhibit 1. In addition, MACHINETALKER shall comply with all requirements and standards of conduct applicable to it under the Personnel Employment Services Act, Tex. Civ. Stat. Ann. art. 5221a-7.

11. Future Purchases of Licensed Product.
Exhibit 7, Purchase Order Terms and Conditions will be made a part of any future purchases of Licensed Products.

12. Dispute Resolution.
This Agreement and any disputes between the parties shall be governed by the laws of the Commonwealth of Virginia, excluding any provisions thereof dealing with conflict of laws which might make the laws of other jurisdictions applicable. The parties agree that all disputes and claims will be amicably resolved through good faith direct negotiation between the parties as an exclusive substitute for litigation. Should any dispute or claim not be resolved within a reasonable period, the parties agree, as a sole and exclusive remedy, to submit the dispute or claim to mediation or binding arbitration, to be administered by the American Arbitration Association in Arlington, Virginia, in accordance with its then-current rules and procedures.

13. Indemnification for Services

(A) MACHINETALKER AGREES TO INDEMNIFY AND HOLD KBR HARMLESS FROM ANY LOSS, ACTION, OR CLAIM ARISING OUT OF ANY SERVICES RENDERED, PROVIDED THAT KBR GIVES MACHINETALKER NOTICE OF ANY SUCH LOSS OR CLAIM WITHIN 30 DAYS OF THE DATE THAT KBR IS MADE AWARE OF THE CLAIM. KBR AGREES TO USE BEST EFFORTS TO ASSIST MACHINETALKER IN ANY SUCH DEFENSE TO THE EXTENT REASONABLE AND PRACTICABLE.

(B) KBR AGREES TO INDEMNIFY AND HOLD MACHINETALKER HARMLESS FROM ANY LOSS OR CLAIM RELATED TO THE NEGLIGENCE OF KBR, ITS AGENTS OR EMPLOYEES DURING THE TESTING PERIOD DESCRIBE IN ATTACHMENT A, OR ARISING OUT OF ANY REPRESENTATION OR WARRANTY MADE BY KBR, ITS AGENTS, OR EMPLOYEES WHERE SUCH REPRESENTATION EXCEEDS MACHINETALKER'S LIMITED WARRANTY IF SUCH LOSS OR CLAIM IS EXCLUSIVE OF MACHINETALKER NEGLIGENCE, PROVIDED THAT MACHINETALKER GIVES KBR NOTICE OF ANY SUCH LOSS OR CLAIM WITHIN 30 DAYS OF THE DATE THAT MACHINETALKER IS MADE AWARE OF THE CLAIM. MACHINETALKER AGREES TO USE BEST EFFORTS TO ASSIST KBR IN ANY SUCH DEFENSE TO THE EXTENT REASONABLE AND PRACTICABLE.

In the event that either Party is entitled to claim damages from the other Party subsequent to an action arising under article 17, above, such liability shall be limited to:

     1) Damages for bodily injury (including death) and damage to real property and tangible personal property; and
     2) The amount of any other actual direct damages, up to the charges (if recurring, 12 month's charges apply) for the Product that is the subject of the claim.

In no event shall either party be liable to the other for:

     A)   loss of, or damage to, records or data; or
     B) special, incidental, or indirect damages or any consequential economic damages; or
     C)   lost profits, business, revenue, or anticipated savings.

All indemnities are subject to the limitations and exclusions elsewhere in this Agreement.

NOTWITHSTANDING ANYTHING IN THE AGREEMENT TO THE CONTRARY, KBR'S MAXIMUM LIABILITY TO MACHINETALKER SHALL NOT EXCEED THE AMOUNT OF $600,000 UNDER ANY CIRCUMSTANCES, INCLUSIVE OF ATTORNEYS' FEES, COSTS, AND EXPENSES, FOR ANY CLAIM ARISING FROM OR RELATED TO THE AGREEMENT OR TO THE SUBJECT MATTER OF THE AGREEMENT. SUCH CLAIMS MIGHT INCLUDE BUT ARE NOT LIMITED TO CLAIMS FOR BREACH OF CONTRACT.

13.3 In the event, travel outside of the continental United States is authorized under this Agreement, MACHINETALKER acknowledges, understands and accepts that conditions in the world including locations throughout Middle East, Kuwait and/or Iraq can be considered dangerous. Although reasonable efforts are made to ensure the safety of all personnel, KBR makes no representations or warranties regarding the safety of individuals and accepts no liability or responsibility for the safety of independent contractors, subcontractors, MACHINETALKER's, vendors or suppliers including, but not limited to, health and welfare costs that may be incurred in the event of injury.

14. CREATION OF SECURITY INTEREST.
MACHINETALKER hereby grants to KBR a security interest in any products or items purchased for the purpose of creating, repairing, or modifying Licensed Product to secure the performance of MACHINETALKER's obligations as stated in the Agreement. MACHINETALKER agrees to maintain a Job Cost System that at all time will uniquely identify the said products or items to which KBR holds a security interest. MACHINETALKER agrees to segregate the said products or items at all times so that they are readily identifiable and separate from any other similar materials not belonging to KBR and not subject to KBR's security interest. MACHINETALKER agrees to provide free and open access to its facility during normal business hours for inspection by KBR, and to MACHINETALKER's Job Cost System for the purpose of allowing KBR to audit the accuracy of the system and compliance with this Article. MACHINETALKER further agrees to execute any and all UCC-1 forms and such other forms that KBR may request in order to perfect KBR's security interest or to accomplish the purposes of this Article.

15. AUDIT RIGHTS.
For the purpose of evaluating MACHINETALKER's incurred costs with respect to MACHINETALKER's invoices for cost reimbursement, progress payments, MACHINETALKER's claim(s) arising out of a termination or partial termination of this contract, and MACHINETALKER's proposals for incentive price revisions or elements of MACHINETALKER's change proposals which involve unique claims (e.g., obsolescence costs) which must be verified by audit, MACHINETALKER agrees that KBR or any of its duly authorized representatives shall have access to and the right to audit any directly pertinent books, documents, papers, and records which support direct and indirect costs.

16. EXAMINATION OF PROPOSED COSTS.
For the purpose of evaluating MACHINETALKER's proposed costs with respect to proposals, change proposals, and proposals for follow-on procurement, MACHINETALKER agrees that KBR or any of its duly authorized representatives may subject such proposals or reports and related financial data to analysis type examination at MACHINETALKER's facility. For such purposes, MACHINETALKER shall make available all data supporting direct and indirect costs.

17. PERFORMANCE OF WORK ON GOVERNMENT PREMISES
Any work under this contract which is performed by MACHINETALKER or any of its subcontractors on premises under Government control is subject to all provisions of this contract governing such work and to the following: A.) All MACHINETALKER personnel shall at all times conspicuously display a distinctive badge provided by MACHINETALKER, identifying such personnel as employees of MACHINETALKER and shall observe and otherwise be subject to such security regulations as are in effect for the particular premises involved. B.) Except as may be otherwise specified in this contract, MACHINETALKER shall furnish all supplies, material and equipment required for the work to be performed. C.) MACHINETALKER shall provide direct supervision of its own employees but shall not supervise or accept supervision from any Government personnel. D.) MACHINETALKER shall designate to KBR in writing an on-the-premises representative to serve as point of contact for MACHINETALKER with the Contracting Officer or his duly authorized representative. E.) Performance of work on Government premises shall be confined to the area(s) specified by the Contracting Officer or his duly authorized representative.

18. PROCUREMENT INTEGRITY
As an express condition of the award of this subcontract, (or subcontract modification) MACHINETALKER represents and warrants to KBR that in relation to the award of the prime contract (or prime contract modification) under which this subcontract is issued, MACHINETALKER has complied, and will continue to comply, in all respects with the Procurement Integrity provisions of the Office of Federal Procurement Policy Act Amendments of 1988 (the Act), 41 U.S.C. 423, and its implementing Federal Acquisition Regulations (see FAR 3.104), as amended. MACHINETALKER further agrees that it shall comply with the Act and implementing regulations, as amended, in relation to any and all modifications or extensions of the prime contract under which this subcontract is issued. For violations of the Act by the MACH INETALKER or MACHINETALKER's subcontractors, as determined by notice from the U.S. Government.

19. NOTICE
Any correspondence of notice given by either Party to the other hereunder shall be served, if delivered in person to the office of the authorized representative and designated in writing to act for the respective party, or if deposited in the mail, properly stamped with the required postage and addressed to the office of the authorized representative. Either Party hereto shall have the right to change any representative or address it may have given to the other Party by giving such other party due notice in writing of such change. Notices shall be delivered as addressed as follows:

FOR KBR: Kevin Shriner Telephone: 703-526-7966 Kellogg Brown & Root Services, Inc. 1550 Wilson Blvd, Suite 200
                                    Arlington VA 22209

FOR MACHINETALKER                   Roland F. Bryan Telephone: 805-957-1680
                                    MachineTalker, Inc.
                                    513 De La Vina Street
                                    Santa  Barbara,  CA  93101  Notices  of  all
                                    changes   to  the   Agreement,   except   as
                                    otherwise stated herein, shall be delivered thirty (30) days prior to the effective date of the change.


20. Purchase of the Software License.
MACHINETALKER offers the purchase of the Software License under the condition that acceptance by KBR must be in the form of a Lump Sum payment in the amount of $200,000 and received by MACHINETALKER prior to 11:59pm on 01 April 2005. In the event KBR elects to purchase the Software License, said License terms and conditions shall be as set forth in Exhibit 6 of this Agreement. In the event KBR elects to end the project, or fails to purchase the Software License, such action or inaction on behalf of KBR shall result in the following: 1) KBR shall waive any and all rights to the licenses technology and products, 2) KBR and MACHINETALKER shall cease to have any right and/or obligation to each other and
3) MACHINETALKER shall be free of all encumbrances and limitations on the intellectual property rights as it applies to the licensed technology and products.

21. Agreement Documents

     Attachment A -Relative Activity Periods vs. Task
     Attachment B -MACHINETALKER Hourly Rates
     Exhibit 1 - Halliburton Code of Business Conduct
     Exhibit 2 - Affidavit for MACHINETALKER (Final Release)
     Exhibit 3 - Small Business Program Representations
     Exhibit 4 - Organizational Conflict of Interest
     Exhibit 5 - Secrecy Agreement (Mutual Non-Disclosure Agreement)
     Exhibit 6 - Software License (9 Pages)
     Exhibit 7 - Purchase Order Terms and Conditions (11 Pages)
     Exhibit 8 - Notice of KBR Invoice Procedures


22. Entire Agreement.

The foregoing constitutes the entire Agreement between KBR and MACHINETALKER and supercedes any representations or Agreements heretofore made with respect to the same subject matter. This Agreement may be renewed, modified, or amended only by a document in writing signed by both parties hereto.

Please signify Agreement to the foregoing by dating and signing both originals of this Agreement and returning one original to KBR's attention.

                                 "MACHINETALKER"
                  MACHINETALKER, INC., a Delaware corporation


Name & title: Date:
Roland F. Bryan, President

Address and Facsimile Number for Notice:

MachineTalker, Inc.
513 De La Vina Street
Santa Barbara, California 93101

Facsimile No.: (805) 957-1740

                                      "KBR"
                      KELLOGG, BROWN & ROOT SERVICES, INC.




 Name & title: Date:


 Address and Facsimile Number for Notice:

 Kellogg, Brown & Root Services, Inc.
 Attn: Procurement
 1550 Wilson Boulevard, Suite 400
 Arlington, Virginia 22209

 Facsimile No.: (____)

Consulting Agreement
MachineTalker, Inc.

                                  ATTACHMENT A
                       RELATIVE ACTIVITY PERIODS VS. TASK

   ---------------------------------------------------------------------------------------------------------------------------------
         Relative Activity Periods vs. Task                1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 26
             Modify MiniTalker(R)Design             WEEKS
                                                  ----------------------------------------------------------------------------------
   ===============================================----------------------------------------------------------------------------------

   ---------------------------------------------------------------------------------------------------------------------------------
                               Payment Milestones    1             2            3                          4                 5
   ---------------------------------------------------------------------------------------------------------------------------------
                                     Deliverables
   ---------------------------------------------------------------------------------------------------------------------------------
                 Project Management              Activity  X X X X X X X X X X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   All Hands Review and Meetings                           X X     X       X          X           X           X
   ---------------------------------------------------------------------------------------------------------------------------------
   Application Evaluation                                    X X X X
   ---------------------------------------------------------------------------------------------------------------------------------
   Refine Product Specification                              X X X X
   ---------------------------------------------------------------------------------------------------------------------------------
   Container Tests - Standard MiniTalker                       X X X
   ---------------------------------------------------------------------------------------------------------------------------------
   Experimentation Alternative Radios             Activity X X X X X X X X X
   ---------------------------------------------------------------------------------------------------------------------------------
   Determine Relative Sensors/Detectors                    X X X X X
   ---------------------------------------------------------------------------------------------------------------------------------
   Sensor Experimentation                         Activity X X X X X X X X X X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Decision Point To End Project or Proceed                                              X
   ---------------------------------------------------------------------------------------------------------------------------------
   Hands On Testing By KBR Team                   Activity                                     X  X  X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Finalize Production Specification                                                     X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Release To Production (250 Units)                                                              X
   ---------------------------------------------------------------------------------------------------------------------------------
   Fabricate & Test Production Units                                                              X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Deliver Production Units                                                                                         X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Release User's Guide/Assy Docs                                                        X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
                  Hardware Variations             Activity X X X X X X X X X X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Design - Specific Version                                       X X X X X
   ---------------------------------------------------------------------------------------------------------------------------------
   Implement New Container Package                                         X X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Pre-Order Long-Term Parts                                                             X
   ---------------------------------------------------------------------------------------------------------------------------------
   Check Designs vs. Spec                         Activity             X X X X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Fabricate & Test Container Package                                              X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Design and Package Sensors                                              X X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Refine Product Specification                                                             X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   ---------------------------------------------------------------------------------------------------------------------------------
                       Software                   Activity X X X X X X X X X X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   KBR Freight Manifest Specification                      X X X X X X X
   ---------------------------------------------------------------------------------------------------------------------------------
   Design & Test Application I/O SW               Activity           X X X X X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Design & Test Sensor I/O SW                    Activity           X X X X X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Test Project Software Using Standard                                         X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
   Test SW With KBR Tracking Programs                                                       X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------

                         Preliminary KBR Project Schedule

         Note:  Requires  access to and  direct  involvement  of  requisite  KBR
         Systems personnel throughout the Project.

   ---------------------------------------------------------------------------------------------------------------------------------
         Note:  See KBR Project Deliverables Table (Page 2)
   ---------------------------------------------------------------------------------------------------------------------------------
                    Applied Time Senior Scientist   x1     X X X X X X X X X                   X  X  X  X  X              X  X
   ---------------------------------------------------------------------------------------------------------------------------------
                    Applied Time Systems Engineer   x1     X X X X X X X X X X  X  X  X  X  X  X  X  X           X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
                  Applied Time Software Architect   x1             X X X X X X  X  X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------
                   Applied Time Technical Support   x2     X X X X X X X X X X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X  X
   ---------------------------------------------------------------------------------------------------------------------------------

                                  ATTACHMENT B
                        MachineTalker, Inc. Hourly Rates:


--------------------------------------------------------------------------------

            Labor Category          Standard Rate/Hour      Discounted Rate/Hour
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Applied Time Senior Scientist          $140.00                   $84.65
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Applied Time Systems Engineer          $120.00                   $72.56
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Applied Time Software Architect        $100.00                   $60.46
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Applied Time Technical Support          $70.00                   $42.32
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
 Applied Time Technical Support          $70.00                   $42.32
--------------------------------------------------------------------------------

Consulting Agreement
 MachineTalker, Inc.

                                    EXHIBIT 1


                            Code of Business Conduct

  Halliburton Company

Code of
      Business
          Conduct

                                TABLE OF CONTENTS


Letter To All Employees ......................................1

General Policy Regarding Laws and Business Conduct ...........2

Ethical Business Practices ...................................3
    Sensitive Transactions ...................................3
    Commercial Bribery .......................................4
    Accounting Controls, Procedures and Records ..............5
    Use and Disclosure of Inside Information .................6
    Confidential or Proprietary information ..................6
    Conflicts of Interest ....................................7
    Fraud and Similar Irregularities .........................8
 Export Matters and International
 Business Relationships ......................................9
 Export Administration and International
    Economic Sanctions .......................................9
    Boycotts .................................................9
    International Business Relationships .....................10

 Antitrust and Competition ...................................11

 Employment and the Workplace ................................12
    Equal Employment Opportunity .............................12
    Harassment ...............................................12

 Health, Safety and Environment ..............................13

  Political Activities .......................................14

  United States Federal Government Contracting ...............15

  Confidential Reporting of Alleged Code Violations ..........1E

  Useful Telephone Numbers ...................................1E

  Training ...................................................1E
  Distribution ...............................................1E

General Policy Regarding Laws and Business Conduct

         The Code of Business Conduct of Halliburton Company (the "Company") consists of the policies relating to the ethical and legal standards of conduct to be followed by Directors, employees and agents of the Company in the conduct of its business. The Code of Business Conduct applies to all Company Directors, employees and agents and all Company activities throughout the world, except where specifically indicated.

         It is the policy of the Company to comply with applicable law. Some Company policies are based on the requirements of applicable law and others are just good ethics and business sense. The Company is organized under United States law and its securities are publicly traded. This means that the Company is primarily governed by United States law, and that United States law applies to some of the Company's business outside the United States.

         The Company does business in many countries around the world and, as a good business citizen, we must observe the applicable laws of the countries in which the Company does business. Sometimes there is a conflict between the United States law and the law of one of the other countries in which the Company operates. In these situations the Company will resolve the conflict with the advice and counsel of the Law Department.

         It is the personal responsibility of each Company Director, employee and agent to observe the standards of conduct and other requirements of the Code of Business Conduct whether or not these standards and requirements are also imposed by law. Any Director, employee or agent who does not comply with these standards and requirements is acting outside the scope of his or her employment, responsibilities or agency.

         The underlying formal policies themselves have more detail than is contained in this booklet. It is the responsibility of each Director, employee or agent to familiarize himself or herself with the details of the policies of the Company that apply to his or her assigned duties. If an employee wishes to refer to the complete policies summarized in this booklet, they are available in electronic and written form. If a Director, employee or agent has any questions about the policies summarized in this booklet, he or she should contact the Law Department.

Reference: Corporate Policy 3-0001

                           Ethical Business Practices

         Company policy requires Directors, employees and agents to observe high standards of business and personal ethics in the conduct of their duties and responsibilities. Directors and employees must practice fair dealing, honesty and integrity in every aspect of dealing with other Company employees, the public, the business community, shareholders, customers, suppliers, competitors and government authorities. When acting on behalf of the Company, Directors and employees shall not take unfair advantage through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or other unfair-dealing practices.

         Company policy prohibits unlawful discrimination against employees, shareholders, Directors, officers, customers or suppliers on account of race, color, age, sex, religion or national origin. All persons shall be treated with dignity and respect and they shall not be unreasonably interfered with in the conduct of their duties and responsibilities.

         No Director or employee should be misguided by any sense of loyalty to the Company or a desire for profitability that might cause him or her to disobey any applicable law or Company policy. Violation of Company policy will constitute grounds for disciplinary action, including, when appropriate, termination of employment.


Reference: Corporate Policy 3-0001

Sensitive Transactions

         Company policy prohibits its Directors, employees and agents from entering into sensitive transactions. If such a transaction occurs, the Company and its officers, Directors and employees directly involved may be subject to fines, imprisonment and civil litigation.

         The term "sensitive transactions" is commonly used to describe a broad range of business dealings generally considered to be either illegal, unethical, immoral or to reflect adversely on the integrity of the Company. These transactions are usually in the nature of kickbacks, gifts of significant value, bribes or payoffs made to favorably influence some decision affecting a company's business or for the personal gain of an individual. These transactions may result in violation of various laws, including the United States Foreign Corrupt Practices Act (the "FCPA") and similar laws of other countries.

     Company policy and the FCPA prohibits the Company and its officers, Directors, employees and agents from corruptly offering or giving anything of value to:

         o An official, including any person acting in an official capacity for a government outside the United States or an official of a public international organization;
         o A political party official or political party outside the United States; or
         o        A candidate for political office outside the United States;

directly or indirectly, for the purpose of influencing any act or decision of these officials in their official capacity or in violation of their lawful duties or to secure any improper advantage in order to help the Company obtain or retain business or direct business to any person.

         Employees of government owned companies such as national oil companies are considered to be government officials.

         Company policy prohibits any Director, employee or agent from making any payment or engaging in any transaction that is prohibited by the FCPA.

         This policy does not prohibit properly made and recorded facilitating payments. Sometimes the Company may be required to make facilitating or expediting payments to a low level government official or employee in some countries other than the United States to expedite or secure the performance of routine governmental action by the government official or employee. Such facilitating payments may not be illegal under the FCPA and similar laws of other countries. Nevertheless, it may be difficult to distinguish a legal facilitating payment from an illegal bribe, kickback or payoff. Accordingly, facilitating payments must be strictly controlled and every effort must be made to eliminate or minimize such payments. Facilitating payments, if required, will be made only in accordance with the advance guidance of the Law Department. All facilitating payments must be recorded accurately as facilitating payments in the accounting records of the Company.

Reference: Corporate Policy 3-0005

Commercial Bribery

         Company policy prohibits commercial bribes, kickbacks and other similar payoffs and benefits paid to any suppliers or customers.

         Directors, employees and agents are also prohibited from receiving, directly or indirectly, anything of a significant value (other than salary, wages or other ordinary compensation from the Company) in connection with a transaction entered into by the Company.

         Bribery of suppliers or customers includes any payment for the benefit of any representative of the supplier or customer. It includes:

         o        Gifts of other than nominal value;
         o Cash payments by Directors, employees or third per-sons, such as agents or consultants, who are reimbursed by the Company;
         o The uncompensated use of Company services, facilities or property, except as may be authorized by the Company; and
         o        Loans, loan guarantees or other extensions of credit.

         This policy does not prohibit expenditures of reasonable amounts for meals and entertainment of suppliers and customers which are an ordinary and customary business expense, if they are otherwise lawful. Expenditures of this type should be included on expense reports and approved under standard Company procedures.

Reference: Corporate Policy 3-0006

Accounting Controls, Procedures and Records

         Applicable laws and Company policy require the Company to keep books and records that accurately and fairly reflect its transactions and the dispositions of its assets. In addition, the Company must maintain a system of internal accounting controls that will ensure the reliability and adequacy of its books and records. Failure to meet such requirements may constitute a violation of law.

         To satisfy these requirements, the Company has adopted policies to ensure that only proper transactions are entered into by the Company, that such transactions have proper management approval, that such transactions are properly accounted for in the books and records of the Company and that the reports and financial statements of the Company are timely prepared, understandable and fully, fairly and accurately reflect such transactions. All Directors and employees having any responsibility for such functions must be familiar with the Company's policies, accounting controls, procedures and records and must comply with their requirements.

Reference: Corporate Policy 3-0004

Use and Disclosure of Inside information

         The laws of the United States and many other countries regulate the use and disclosure of inside information concerning the Company. Information is "inside information" if it has not been publicly disclosed. The Company has policies (based in part on such laws) concerning the use and disclosure of inside information.

         Company policy prohibits disclosure of material inside information to anyone other than persons within the Company whose positions require them to know such information.

         Company policy also prohibits trading in the securities of the Company by any employee while in the possession of material inside information. If an employee or agent has inside information he or she must wait until the end of business on the second business day after the information has been properly disclosed to the public before trading in the securities of the Company. Company policy also prohibits providing inside information to other persons or recommending that they buy or sell the Company's securities on the basis of inside information. More restrictive rules apply to certain key employees, officers and Directors.

         A Director, employee or agent shall not trade in the securities of another company if, in the course of his or her employment or position with the Company, he or she learns confidential information about such other company that is likely to affect the price of such securities.

         Company Directors, employees and agents are discouraged from short term speculation in the securities of the Company.

         It is Company policy that no preferential treatment be given with respect to disclosure of inside information. The Company has adopted procedures to avoid improper preferential disclosures.

Reference: Corporate Policy 3-0008

Confidential or Proprietary Information

         Company Directors, employees and agents often learn confidential or proprietary information about the Company or its customers. Company policy prohibits Directors, employees and agents from disclosing or using confidential or proprietary information outside the Company or for personal gain, either during or after employment, without proper written Company authorization to do so. An unauthorized disclosure could be harmful to the Company or a customer or helpful to a competitor.

         The Company also works with proprietary data of customers, suppliers and joint venture partners. This is an important trust and must be discharged with the greatest care for the Company to merit the continued confidence of its customers, suppliers and joint venture partners. No Director, employee or agent shall disclose or use confidential or proprietary information outside the Company without Company authorization, nor shall any Director, employee or agent disclose such information to other employees except on a need-to-know basis.

Reference: Corporate Policy 3-0009

Conflicts of Interest

         Company policy prohibits conflicts between the interests of its Directors or employees and the Company. A complete definition of what constitutes a conflict of interest is difficult. There are some situations, however, that will always be considered a prohibited conflict of interest. These situations occur when a Director or employee or any person having a close personal relationship with the Director or employee:

o Obtains a significant financial or other beneficial interest in one of the Company's suppliers, customers or competitors without first notifying the Company and obtaining written approval from the Chief. Executive Officer or his or her designee;
o Engages in a significant personal business transaction involving the Company for profit or gain, unless such transaction has first been approved in writing by the Chief Executive Officer or his or her designee;
o Accepts money, gifts of other than nominal value, excessive hospitality, loans, guarantees of obligations or other special treatment from any supplier, customer or competitor of the Company (loans from lending institutions at prevailing interest rates are excluded);
o Participates in any sale, loan or gift of Company property without obtaining written approval from the Chief Executive Officer or his or her designee;
o Learns of a business opportunity through association with the Company and discloses it to a third party or invests in or takes the opportunity personally without first offering it to the Company;
o     Uses  corporate  property,  information, or position for personal gain; or
o     Competes with the Company.

         A conflict of interest may arise because of outside directorships, personal use of Company property or obtaining Company services for personal benefit.

         "Person having a close personal relationship with the Director or employee" refers to the Director's or employee's spouse, parents, children, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, any person living in the same house with the Director or employee or any business associate of the Director or employee.

         Periodically the Company requires certain employees to certify to the Company that they have complied with all requirements of the Code of Business Conduct. Disclosure of a particular situation that may be a conflict of interest does not mean that the Company will consider it to be substantial enough to be prohibited. Each situation will be considered on an individual basis.

Reference: Corporate Policy 3-0003

Fraud and Similar Irregularities

         Company policy prohibits fraud and establishes procedures to be followed concerning the recognition, reporting and investigation of suspected fraud. Fraud includes, but is not limited to:

         o        Dishonest or fraudulent act;
         o        Embezzlement;
         o Forgery or alteration of negotiable instruments such as Company checks and drafts;
         o Misappropriation of Company, employee, customer, partner or supplier assets;
         o Conversion to personal use of cash, securities, supplies or any other Company asset;
         o        Unauthorized  handling or reporting  of Company  transactions;
                  and
         o Falsification of Company records or financial statements for personal or other reasons.

         Directors and employees are obligated to protect the Company's assets and ensure their efficient use. Theft, carelessness and waste of Company assets by Directors and employees are prohibited since such actions and conduct have a direct and negative impact on the Company's profitability. All Company assets shall only be used for the legitimate business purposes of the Company.

         Any Director, employee or agent who suspects that any fraudulent activity may have occurred is required to report such concern to the Law Department, Audit Services, Security Department, or the Company's Chief
Financial Officer. All fraud investigations will be conducted under the direction of the Law Department.

Reference: Corporate Policy 3-0015

                        Export Matters and International
                             Business Relationships

 Export Administration and International Economic Sanctions

         Although the Company operates in many countries throughout the world, as a United States company it must comply with the export administration and international economic sanctions laws of the United States. Company policy requires that the Company conduct all of its business and export its services, products and technology in compliance with such laws. There are no exceptions to this policy.

         The Company has established a comprehensive internal monitoring program to ensure compliance with such laws. The requirements of these laws are complex and sometimes difficult to understand. Any questions concerning the requirements of this policy or the applicable law should be addressed to the export control manager or the Law Department. All Company Directors, employees and agents must observe all requirements of the internal controls program and act in compliance with these laws.

Reference: Corporate Policy 3-0010

Boycotts

         Applicable laws and Company policy prohibits cooperation with certain boycotts imposed by the laws of other countries. Applicable United States laws also require that the Company not provide certain information concerning the identity and nationality of its employees, Directors, shareholders, subcontractors and suppliers or information about where the Company does business when such information is requested to support a prohibited boycott.The Company is also required to report requests it receives to support such boycotts even though it does not comply with such requests.

         Sometimes requests to support a prohibited boycott are hard to detect. All employees and agents who are likely to come in contact with such requests must be fully aware of the details of this policy.

Reference: Corporate Policy 3-0011

International Business Relationships

         The Company often enters into business relationships with other persons and companies outside the United States. These "International Business Relationships" take the form of agency agreements, joint ventures and other forms of business combinations. Company policy governs the manner in which it will enter into and manage these business relationships.

      The term "International Business Relationships" includes the following:
o Employment of an agent, consultant, sponsor or any other party to assist the Company in obtaining work or projects, personnel visas, import licenses, facilities or other matters necessary for operation within a country or region;
o Entering into a joint venture, consortium or shareholder agreement, or any other arrangement where another party obtains an equity interest in the business of an entity in which the Company also owns an interest or a share of the profits from any work performed by the Company;
o Entering into a distribution, marketing, sales representation or licensing agreement where another party distributes, markets, sells or licenses others or obtains a license relating to the services, products or technology of the Company; or
o Entering into a contract or subcontract where another party will perform the majority of the work to be performed under the Company's contract.

         "International Business Relationships" do not include subcontracts or purchase orders for goods or routine services in the regular course of business.

         While International Business Relationships are useful in the conduct of the Company's business, they must be adequately subject to the Company's systems of control to protect the Company's assets against unauthorized use. Also, the Company may be held accountable for actions taken by agents and others on its behalf. Thus, Company policy requires that selection of other parties with whom the Company will join in International Business Relationships must be subject to appropriate management control and investigation.

                                    All  proposed  agreements   establishing  or
                                    amending   such    relationships   must   be
                                    carefully reviewed by legal, financial and management personnel prior to signing the agreement.

         Further, these agreements must require that the other parties agree to comply with the Company's Code of Business Conduct for International Business Relationships. This separate code of conduct applies to International Business Relationships. It includes many of the same requirements as the Company's Code of Business Conduct. Any employee who has responsibilities with respect to International Business Relationships must be familiar with the more detailed applicable Company policies.

Reference: Corporate Policy 3-0007

Antitrust and Competition

         The antitrust laws of the United States and other countries prohibit agreements or actions that might eliminate or discourage competition, bring about a monopoly, abuse a dominant market position, artificially maintain prices or otherwise illegally hamper or distort commerce.

         In addition to criminal fines and jail terms, United States antitrust violations often allow a private party to recover three times actual money damages. Antitrust lawsuits have frequently resulted in judgments against companies amounting to tens of millions and on occasions hundreds of millions of dollars.

         The Company does not tolerate any business activity that violates antitrust laws that apply to the Company's business. Company policy requires that no Director, employee or agent of the Company shall enter into any understanding, agreement, plan or scheme, express or implied, formal or informal, with any competitor in regard to prices, terms or conditions of sale or service, production, distribution, territories or customers; nor exchange or discuss with a competitor prices, terms or conditions of sale or service, or any other competitive information; nor engage in any other conduct which violates any of the antitrust laws. However, subcontracting arrangements or joint proposals with competitors which are not in violation of applicable antitrust laws and which have been approved by the Law Department are not prohibited. Any discussion with competitors in connection with a project in which the competitor is an alliance partner, joint venturer, or subcontractor must be precleared and coordinated with the Law Department.

         Antitrust laws are complex and sometimes difficult to understand. Any Director, employee or agent of the Company who has responsibility for business conduct that might be subject to antitrust laws must be guided by the advice of the Law Department. Any questions concerning antitrust implications must be referred to the Law Department before taking any action. There are no exceptions to this policy and no one is authorized to approve any action in violation of this policy.

Reference: Corporate Policy 3-0013

                          Employment and the Workplace

 Equal Employment Opportunity

         Company policy prohibits all unlawful discrimination against any employee or applicant for employment. The Company is committed to providing equal opportunity to all qualified individuals in its hiring and promotion policies. The Company will endeavor to create a workforce that is a reflection of the diverse population of the communities in which it operates.

         With respect to operations governed by United States law, this policy relates to all phases of employment, including recruitment, hiring, placement, promotion, transfer, compensation, benefits, training, educational, social and recreational programs and the use of Company facilities. It covers all other personnel actions in all job categories and at all levels, including employment of qualified disabled individuals, disabled veterans and veterans of the Vietnam era. It is intended to provide employees with a working environment free of discrimination, harassment, intimidation or coercion relating directly or indirectly to race, color, religion, sex, age, disability or national origin.

         All Directors, members of management and other employees shall actively support this policy.

Reference: Corporate Policy 3-0002

 Harassment

         The Company believes that all employees should be treated with dignity and respect. It is the policy of the Company to provide a work environment which is free from harassment.

         As used in this policy, harassment includes sexual, racial, ethnic, and other forms of harassment, including harassment based upon disability. Some examples, depending on the facts and circumstances, include:

o Verbal or Written Harassment - unwelcome or derogatory comments regarding a person's race, color, sex, religion, ancestry, ethnic heritage, mental or physical disability, age or appearance; threats of physical harm; or the distribution of material having such effects, including by electronic mail or display in any Company work area.
o Physical Harassment - hitting, pushing or other aggressive physical contact or threats to take such action, or inappropriate gestures.
o Sexual Harassment - unwelcome sexual conduct, whether verbal or physical, including sexual advances, demands for sexual favors, or other verbal or physical conduct of a sexual nature, whether or not it was designed or intended to promote an intimate relationship.

         It is not considered harassment for supervisors and other members of management to enforce job performance and standards of conduct in a fair and consistent manner.

         Any employee who believes she or he is being harassed should consider telling the offending party that she or he objects to that conduct. This often solves the problem. However, if an employee is not comfortable confronting the offending party (or if the offending party's unwelcome conduct continues), the employee should advise his or her immediate supervisor of the offending conduct. If the employee is more comfortable discussing the issue with someone other than his or her immediate supervisor, or if the immediate supervisor has not taken what the employee regards as appropriate action to solve the problem, the employee should contact a Human Resources or Law Department representative.

         Reports of harassment will be investigated promptly and discreetly.

         Any employee who reports any act of harassment in good faith, including sexual harassment, will not be retaliated against because of such report.

Reference: Corporate Policy 3-0016

Health, Safety and Environment

         Protection of health, safety and the prevention of pollution to the environment are primary goals of the Company. The Company will strive to develop and provide products and services that have no undue environmental impact and are safe in their intended use, efficient in their consumption of energy and natural resources and can be recycled, reused or disposed of safely.

         All employees must conduct their duties and responsibilities in compliance with applicable law and industry standards relating to health and safety in the workplace and prevention of pollution to the environment.

         The Chief Health, Safety and Environment Officer of the Company shall oversee the administration of this policy. Implementation shall be subject to the oversight of the Health, Safety and Environment Committee of the Company's Board of Directors.

Reference: Corporate Policy 3-0014

Political Activities

         The Company believes strongly in the democratic process. Its Directors and employees should take an active interest in fostering principles of good government in the countries and communities in which they live. Directors and employees may spend their own time and funds supporting political candidates and issues, but they will not be reimbursed by the Company. Directors and employees should ensure that their personal political contributions and activities are in compliance with applicable law.

         Further, some political conduct which is permitted and encouraged for individuals is unlawful for corporations.

         Company policy requires Directors, employees and agents who represent the Company in political and governmental matters to comply with all laws regulating corporate participation in public affairs. To assure that these requirements are met and as guidance to them, the following policies have been adopted:

         No Director, employee or agent shall apply any pressure on any other employee that infringes that individual's right to decide whether, to whom and in what amount a personal political contribution is to be made;

         No contributions of Company funds, property or services shall be made in support of political candidates for federal office in the United States or in certain states or other countries where such contributions are prohibited. Indirect expenditures on behalf of a candidate, such as travel on a Company aircraft, may be considered as contributions in this regard;

         No political contribution of Company funds, property or services can be made by the Company, except in accordance with a plan approved by the Chief Executive Officer;

o When permitted by law and authorized by the Chief Executive Officer, Company funds and facilities may be used to provide administrative support for the operation of political action committees or programs, the purposes of which include the disbursement of financial contributions made by certain employees, shareholders and/or others to political parties or candidates. No Company funds, facilities or other property will be used for other than administrative support of such a committee;

o When permitted by law and authorized by the Chief Executive Officer, expenditures of Company funds may be made to inform or influence the voting public on an issue of importance to the business of the Company and its shareholders.

     If an employee or Director is requested to make a political contribution or to provide assistance on behalf of the Company, whether personal or corporate, and such employee or Director has any questions regarding this Company policy or applicable law, the employee or Director should contact the Company's Vice President - Government Relations or the Law Department.

Reference: Corporate Policy 3-0012

United States(degree)federal Government Contracting

         To ensure that the Company complies with federal regulations on United States governmental contracts, all employees involved in the performance of work under governmental contracts are to be adequately informed and sufficiently trained in the policies and practices contained in the Code of Business Conduct and other Company policies specifically relating to government contracting. Each business unit manager with contracts with the United States government is responsible for ensuring that training sessions regarding these policies are conducted and that the training sessions are properly documented.

         The Company takes appropriate, timely action to correct violations of United States governmental standards. If any employee has a question on the propriety of a transaction, the employee must report the transaction to the immediate supervisor. If the supervisor finds the question to have substance, the supervisor must report the transaction to the General Counsel or his or her designee. The supervisor must advise the employee of the action the supervisor has taken. If the employee disagrees with the supervisor or if the employee is not comfortable reporting the transaction to the supervisor, the employee may contact the General Counsel or his or her designee directly.

         When cost and pricing data are required to respond to a government solicitation, the cost and pricing data must be current, accurate, and complete at the time of submission. All costs are to be properly recorded, documented, and retained in compliance with United States federal procurement regulations. Each business unit doing business with the United States government must invoice the government in strict compliance with United States governmental cost principles and other United States federal regulations.

         Many United States governmental projects in which the Company participates may involve classified or proprietary materials or information. In these cases, the Company complies with all United States government security regulations to prevent unauthorized access, distribution, or use of any classified information.

         The Company complies with applicable United States federal statutes and regulations governing the employment of former United States military, Department of Defense, or other federal employees. When the Company contemplates hiring a former United States governmental employee or engaging the employee as a consultant, the responsible business unit manager shall consult with the Law Department for guidance.

Reference: Corporate Policy 3-0017

Confidential Reporting of Alleged Code Violations

         If you need advice or assistance or know of a violation of the Code of Business Conduct, you should contact management or the Law Department in person or by telephone. You may also send an e-mail to FHOUCODE or a letter to the special Mailbox noted below, or you may call the Company's Ethics Helpline.

If you use the Ethics Helpline, Mailbox or Code e-mail address:

1. You may refrain from identifying yourself (although, in the absence of such identification, the Company may have insufficient information to investigate the allegations).
2. No retribution shall be imposed on you for making the report in good faith unless you are one of the violators.
3.       Your confidentiality shall be maintained unless disclosure is:

o Required or advisable in connection with any governmental investigation or report;
o        In the interests of the Company, consistent with the goals of the Code;
         or
o        Required or advisable in the Company's legal defense of the matter.

         The Ethics Helpline, Mailbox and Code e-mail address are not intended to be used for personal grievances. All matters that do not appear to constitute violations of the Code of Business Conduct will be referred to the appropriate department; for example, reports concerning personnel grievances will be sent to the Human Resources Department.

         The Ethics Helpline is answered by an independent company and is available every day, 24 hours a day. Translators are available on request. If you are calling from the United States or Canada, you may access the Ethics Helpline toll free by dialing:

                                 1-888-414-8112

If you are in the United Kingdom, you may dial toll free: 0800-169-3116 If you are in Indonesia, you may dial toll free:

                               001-803-1-009-1244

If you are calling from any other country, you may call collect at:

                                  770-613-6714

The address of the Mailbox for making Code reports is:

                           Director of Business Conduct Halliburton Company P.O. Box 2625
                           Houston, Texas 77252-2625 U.S.A.

                            Useful Telephone Numbers

Executive Vice President                    713.759.2620
and General Counsel
Law Department - Houston, TX                281.575.4434
        (Energy Services Group)
Law Department - Houston, TX                713.753.2241
        (Kellogg Brown & Root)
Law Department - Houston, TX                713.753.2344
        (KBR Government Operations)
General Counsel and Secretary -
Landmark                                    713.839.2422
Law Department - Leatherhead
44.1372.86.6583
Law Department - Aberdeen                   44.1224.776071
Law Department - Cairo                      20.2.522.8737
Law Department - Dubai                      971.4.3036629
Law Department - Moscow                     7.095.755.8300
Law Department - Perth                      61.8.9278.4280
Law Department - Singapore                  65.6329.7779
Chief Financial Officer                     713.759.2636
Vice President - Human Resources            281.575.3734
Director of Audit Services                  713.839.4747
Security Department                         713.839.4704
Director of Business Conduct                713.759.2673


                                    Training

         Code of Business Conduct training is available on the Company's intranet. Additionally, various departments offer a significant number of training courses in a wide number of Code of Business Conduct subjects that include, among many others, environmental compliance, safety, compliance with laws and equal opportunity. To arrange training on the Code of Business Conduct or other subjects, contact the Director of Business Conduct.


                                  Distribution

         The Company's Code of Business Conduct is a very important part of the governance of the Company. A summary of the Code is published in a number of languages and is distributed to employees in hard copy and on the Company's intranet. The Code of Business Conduct is also published on the Company's internet home page at http://www.halliburton.com. To obtain a full copy of the Company's Code of Business Conduct, contact the Director of Business Conduct.

Consulting Agreement
MachineTalker, Inc.

                                    EXHIBIT 2


                    Affidavit for Consultant - Final Release
                           (submit with final invoice)

CONSULTANT                                  Prime Contractor
                                            Kellogg Brown & Root Services, Inc.
                                            1550 Wilson Boulevard, Suite 200
                                            Arlington, Virginia 22209


"AFFIDAVIT FOR CONSULTANT"

                         RE: AGREEMENT/WORK RELEASE NO.

_NAME OF CONSULTANT:                                   DATE OF AGREEMENT:
_NAME OF OWNER UNDER AGREEMENT: Kellogg Brown & Root Services, Inc.
                                -----------------------------------

         WHEREAS, the above-named Consultant entered into the above-referenced Agreement with Kellogg Brown & Root Services, Inc. for performance by Consultant of the Services described in the Agreement; and

         WHEREAS, under the Agreement certain monies are not due and payable unto Consultant until all bills for labor, material, and other changes arising in the performance of the Services have been fully paid by the Consultant;

         NOW, THEREFORE, for the purpose of inducing Kellogg Brown & Root Services, Inc. to pay over such monies unto the Consultant, the Consultant does hereby:

                 Warrant and represent to Kellogg Brown & Root Services, Inc. that all bills for labor, material, re-sublet work, equipment rental, taxes, insurance and all other charges arising in connection with the performance of the Services have been fully paid by or for the Consultant, except as listed below;
                  Agree to indemnify and hold harmless Kellogg Brown & Root Services, Inc. from all liens, claims, demands, penalties, losses, costs, damages, and liability in any manner arising out of or in connection with any claim by any person, entity or agency for payment for work or labor performed or material furnished pursuant to or in connection with the Agreement;
                  Release, relieve and discharge Kellogg Brown & Root Services, Inc. from all claims for payment (other than unpaid retainage, if any) for work performed under or in connection with the Agreement or any change order or other modification thereto, except as listed below.


EXCEPTIONS:

Signed:_____________________________________________

Printed Name and Title_____________________________________________



                  FOR CONSULTANT
           SUBSCRIBED AND SWORN TO before me this the_______day of__________2003

                                  NOTARY PUBLIC
                          County of___________________

                       State of__________________________

Consulting Agreement
 MachineTalker, Inc.

                                    EXHIBIT 3


                     Small Business Program Representations

52.21 9-1 SMALL BUSINESS PROGRAM  REPRESENTATIONS  (APR 2002) - ALTERNATE I (APR
2002)

(a)(1) The North American Industry Classification System (NAICS) code for this acquisition is 561210.

(2) The small  business size standard is  $6,000,000.00.

(3) The small business size standard for a concern which submits an offer in its own name, other than on a construction or service contract, but which proposes to furnish a product which it did not itself manufacture, is 500 employees.

(b) Representations. (1) The offeror represents as part of its offer that it [ ] is, [ ] is not a small business concern.

(2) (Complete only if the offeror represented itself as a small business concern in paragraph (b)(1) of this provision.) The offeror represents, for general statistical purposes, that it [ ] is, [ ] is not a small disadvantaged business concern as defined in 13 CFR 124.1002.

(3) (Complete only if the offeror represented itself as a small business concern in paragraph (b)(1) of this provision.) The offeror represents as part of its offer that it [ ] is, [ ] is not a women-owned small business concern.

(4) (Complete only if the offeror represented itself as a small business concern in paragraph (b)(1) of this provision.) The offeror represents as part of its offer that it [ ] is, [ ] is not a veteran-owned small business concern.

(5) (Complete only if the offeror represented itself as a veteran-owned small business concern in paragraph (b)(4) of this provision.) The offeror represents as part of its offer that it [ ] is, [ ] is not a service-disabled veteran-owned small business concern.

(6) [Complete only if the offeror represented itself as a small business concern in paragraph (b)(1) of this provision.] The offeror represents, as part of its offer, that--

(i) It [ ] is, [ ] is not a HUBZone small business concern listed, on the date of this representation, on the List of Qualified HUBZone Small Business Concerns maintained by the Small Business Administration, and no material change in ownership and control, principal office, or HUBZone employee percentage has occurred since it was certified by the Small Business Administration in accordance with 13 CFR part 126; and

(ii) It [ ] is, [ ] is not a joint venture that complies with the requirements of 13 CFR part 126, and the representation in paragraph (b)(6)(i) of this provision is accurate for the HUBZone small business concern or concerns that are participating in the joint venture. (The offeror shall enter the name or names of the HUBZone small business concern or concerns that are participating in the joint venture:

) Each HUBZone small business concern participating in the joint venture shall submit a separate signed copy of the HUBZone representation.

(7) (Complete if offeror represented itself as disadvantaged in paragraph (b)(2) of this provision.) The offeror shall check the category in which its ownership falls:

____ Black American.

____ Hispanic American.

____ Native American (American Indians, Eskimos, Aleuts, or Native Hawaiians).

____ Asian-Pacific American (persons with origins from Burma, Thailand, Malaysia, Indonesia, Singapore, Brunei, Japan, China, Taiwan, Laos, Cambodia (Kampuchea), Vietnam, Korea, The Philippines, U.S. Trust Territory of the Pacific Islands (Republic of Palau), Republic of the Marshall Islands, Federated States of Micronesia, the Commonwealth of the Northern Mariana Islands, Guam, Samoa, Macao, Hong Kong, Fiji, Tonga, Kiribati, Tuvalu, or Nauru).

       Subcontinent Asian (Asian-Indian) American (persons with origins from India, Pakistan, Bangladesh, Sri Lanka, Bhutan, the Maldives Islands, or Nepal).

       Individual/concern, other than one of the preceding.

(c) Definitions. As used in this provision--

Service-disabled veteran-owned small business concern--

(1) Means a small business concern--

(i) Not less than 51 percent of which is owned by one or more service-disabled veterans or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more service-disabled veterans; and

(ii) The management and daily business operations of which are controlled by one or more service-disabled veterans or, in the case of a veteran with permanent and severe disability, the spouse or permanent caregiver of such veteran.

(2) Service-disabled veteran means a veteran, as defined in 38 U.S.C. 101(2), with a disability that is service-connected, as defined in 38 U.S.C. 101(16).

"Small business concern," means a concern, including its affiliates, that is independently owned and operated, not dominant in the field of operation in which it is bidding on Government contracts, and qualified as a small business under the criteria in 13 CFR Part 121 and the size standard in paragraph (a) of this provision.

Veteran-owned small business concern means a small business concern--

(1) Not less than 51 percent of which is owned by one or more veterans (as defined at 38 U.S.C. 101(2)) or, in the case of any publicly owned business, not less than 51 percent of the stock of which is owned by one or more veterans; and

(2) The management and daily business operations of which are controlled by one or more veterans.

"Women-owned small business concern," means a small business concern --

(1) That is at least 51 percent owned by one or more women or, in the case of any publicly owned business, at least 51 percent of the stock of which is owned by one or more women; or

(2) Whose management and daily business operations are controlled by one or more women.

(d)      Notice.

(1) If this solicitation is for supplies and has been set aside, in whole or in part, for small business concerns, then the clause in this solicitation providing notice of the set-aside contains restrictions on the source of the end items to be furnished.

(2) Under 15 U.S.C. 645(d), any person who misrepresents a firm's status as a small, HUBZone small, small disadvantaged, or women-owned small business concern in order to obtain a contract to be awarded under the preference programs established pursuant to section 8(a), 8(d), 9, or 15 of the Small Business Act or any other provision of Federal law that specifically references section 8(d) for a definition of program eligibility, shall--

(i) Be punished by imposition of fine, imprisonment, or both;

(ii) Be subject to administrative remedies, including suspension and debarment; and

(iii) Be ineligible for participation in programs conducted under the authority of the Act.

                               (End of provision)

52.21 9-19 SMALL BUSINESS CONCERN REPRESENTATION FOR THE SMALL BUSINESS COMPETITIVENESS DEMONSTRATION PROGRAM (OCT 2000)

(a) Definition.

"Emerging small business" as used in this solicitation, means a small business concern whose size is no greater than 50 percent of the numerical size standard applicable to the North American Industry Classification System (NAICS) code assigned to a contracting opportunity.

(b) [Complete only if the Offeror has represented itself under the provision at 52.219-1 as a small business concern under the size standards of this solicitation.] The Offeror [ ] is, [ ] is not an emerging small business.

(c) (Complete only if the Offeror is a small business or an emerging small business, indicating its size range.)

Offeror's number of employees for the past 12 months (check this column if size standard stated in solicitation is expressed in terms of number of employees) or Offeror's average annual gross revenue for the last 3 fiscal years (check this column if size standard stated in solicitation is expressed in terms of annual receipts). (Check one of the following.) No. of Employees Avg. Annual Gross Revenues

       50 or fewer          $1 million or less
--------             -------
       101 - 250            $2,000,001 - $3.5 million
--------             -------
       251 - 500           $3,500,001 - $5 million
--------             -------
       501 - 750           $5,000,001 - $10 million
--------             -------
       751 - 1,000         $10,000,001 - $17 million
--------             -------
       Over 1,000          Over $17 million
--------             -------
                               (End of provision)


52.21 9-21 SMALL BUSINESS SIZE REPRESENTATION FOR TARGETED INDUSTRY CATEGORIES UNDER THE SMALL BUSINESS COMPETITIVENESS DEMONSTRATION PROGRAM (MAY 1999)

(Complete only if the Offeror has represented itself under the provision at 52.219-1 as a small business concern under the size standards of this solicitation.)

Offeror's number of employees for the past 12 months (check this column if size standard stated in solicitation is expressed in terms of number of employees) or Offeror's average annual gross revenue for the last 3 fiscal years (check this column if size standard stated in solicitation is expressed in terms of annual receipts). (Check one of the following.)

No. of Employees Avg. Annual Gross Revenues

       50 or fewer          $1 million or less
--------             -------
       101 - 250            $2,000,001 - $3.5 million
--------             -------
       251 - 500           $3,500,001 - $5 million
--------             -------
       501 - 750           $5,000,001 - $10 million
--------             -------
       751 - 1,000         $10,000,001 - $17 million
--------             -------
       Over 1,000          Over $17 million
--------             -------

                               (End of provision)

52.222-22 PREVIOUS CONTRACTS AND COMPLIANCE REPORTS (FEB 1999) The offeror represents that --

(a) [ ] It has, [ ] has not participated in a previous contract or subcontract subject to the Equal Opportunity clause of this solicitation;

(b) [ ] It has, [ ] has not, filed all required compliance reports; and

(c) Representations indicating submission of required compliance reports, signed by proposed subcontractors, will be obtained before subcontract awards.

                               (End of provision)

52.222-25 AFFIRMATIVE ACTION COMPLIANCE (APR 1984)

The offeror represents that (a) [ ] it has developed and has on file, [ ] has not developed and does not have on file, at each establishment, affirmative action programs required by the rules and regulations of the Secretary of Labor (41 CFR 60-1 and 60-2), or

(b) [ ] has not previously had contracts subject to the written affirmative action programs requirement of the rules and regulations of the Secretary of Labor.

                               (End of provision)


52.222-38 COMPLIANCE WITH VETERANS' EMPLOYMENT REPORTING REQUIREMENTS (DEC 2001)

By submission of its offer, the offeror represents that, if it is subject to the reporting requirements of 38 U.S.C. 4212(d) (i.e., if it has any contract containing Federal Acquisition Regulation clause 52.222-37, Employment Reports on Special Disabled Veterans, Veterans of the Vietnam Era, and Other Eligible Veterans), it has submitted the most recent VETS-100 Report required by that clause.

                               (End of provision)


52.223-13 CERTIFICATION OF TOXIC CHEMICAL RELEASE REPORTING (OCT 2000)

(a) Submission of this certification is a prerequisite for making or entering into this contract imposed by Executive Order 12969, August 8, 1995.

(b) By signing this offer, the offeror certifies that--

(1) As the owner or operator of facilities that will be used in the performance of this contract that are subject to the filing and reporting requirements described in section 313 of the Emergency Planning and Community Right-to-Know Act of 1986 (EPCRA) (42 U.S.C. 11023) and section 6607 of the Pollution Prevention Act of 1990 (PPA) (42 U.S.C. 13106), the offeror will file and continue to file for such facilities for the life of the contract the Toxic Chemical Release Inventory Form (Form R) as described in sections 313(a) and (g) of EPCRA and section 6607 of PPA; or

(2) None of its owned or operated facilities to be used in the performance of this contract is subject to the Form R filing and reporting requirements because each such facility is exempt for at least one of the following reasons: (Check each block that is applicable.)

[ ] (i) The facility does not manufacture, process or otherwise use any toxic chemicals listed under section 313(c) of EPCRA, 42 U.S.C. 11023(c);

[ ] (ii) The facility does not have 10 or more full-time employees as specified in section 313.(b)(1)(A) of EPCRA 42 U.S.C. 11023(b)(1)(A);

[ ] (iii) The facility does not meet the reporting thresholds of toxic chemicals established under section 313(f) of EPCRA, 42 U.S.C. 11023(f) (including the alternate thresholds at 40 CFR 372.27, provided an appropriate certification form has been filed with EPA);

[ ] (iv) The facility does not fall within Standard Industrial Classification Code (SIC) major groups 20 through 39 or their corresponding North American Industry Classification System (NAICS) sectors 31 through 33; or

[ ] (v) The facility is not located within any State of the United States, the District of Columbia, the Commonwealth of Puerto Rico, Guam, American Samoa, the United States Virgin Islands, the Northern Mariana Islands, or any other territory or possession over which the United States has jurisdiction.

                               (End of provision)


52.230-1 COST ACCOUNTING STANDARDS NOTICES AND CERTIFICATION (JUN 2000)

Note: This notice does not apply to small businesses or foreign governments. This notice is in three parts, identified by Roman numerals I through III.

Offerors shall examine each part and provide the requested information in order to determine Cost Accounting Standards (CAS) requirements applicable to any resultant contract.

If the offeror is an educational institution, Part II does not apply unless the contemplated contract will be subject to full or modified CAS coverage pursuant to 48 CFR 9903.201-2(c)(5) or 9903.201-2(c)(6), respectively.

I. DISCLOSURE STATEMENT--COST ACCOUNTING PRACTICES AND CERTIFICATION

(a) Any contract in excess of $500,000 resulting from this solicitation will be subject to the requirements of the Cost Accounting Standards Board (48 CFR Chapter 99), except for those contracts which are exempt as specified in 48 CFR 9903.201-1.

(b) Any offeror submitting a proposal which, if accepted, will result in a contract subject to the requirements of 48 CFR Chapter 99 must, as a condition of contracting, submit a Disclosure Statement as required by 48 CFR 9903.202. When required, the Disclosure Statement must be submitted as a part of the offeror's proposal under this solicitation unless the offeror has already submitted a Disclosure Statement disclosing the practices used in connection with the pricing of this proposal. If an applicable Disclosure Statement has already been submitted, the offeror may satisfy the requirement for submission by providing the information requested in paragraph (c) of Part I of this provision.

CAUTION: In the absence of specific regulations or agreement, a practice disclosed in a Disclosure Statement shall not, by virtue of such disclosure, be deemed to be a proper, approved, or agreed-to practice for pricing proposals or accumulating and reporting contract performance cost data.

(c) Check the appropriate box below:

(1) Certificate of Concurrent Submission of Disclosure Statement.

The offeror hereby certifies that, as a part of the offer, copies of the Disclosure Statement have been submitted as follows: (i) original and one copy to the cognizant Administrative Contracting Officer (ACO) or cognizant Federal agency official authorized to act in that capacity (Federal official), as applicable, and (ii) one copy to the cognizant Federal auditor.

(Disclosure must be on Form No. CASB DS-1 or CASB DS-2, as applicable. Forms may be obtained from the cognizant ACO or Federal official and/or from the loose-leaf version of the Federal Acquisition Regulation.)

Date of Disclosure Statement:_________________Name and Address of Cognizant ACO or Federal Official Where Filed:____________________

The offeror further certifies that the practices used in estimating costs in pricing this proposal are consistent with the cost accounting practices disclosed in the Disclosure Statement.

(2)Certificate of Previously Submitted Disclosure Statement. The offeror hereby certifies that the required Disclosure Statement was filed as follows:

Date of Disclosure Statement:___________Name and Address of Cognizant ACO or Federal Official Where Filed:__________________________________

The offeror further certifies that the practices used in estimating costs in pricing this proposal are consistent with the cost accounting practices disclosed in the applicable Disclosure Statement.

(3)Certificate of Monetary Exemption.

The offeror hereby certifies that the offeror, together with all divisions, subsidiaries, and affiliates under common control, did not receive net awards of negotiated prime contracts and subcontracts subject to CAS totaling more than $50 million (of which at least one award exceeded $1 million) in the cost accounting period immediately preceding the period in which this proposal was submitted. The offeror further certifies that if such status changes before an award resulting from this proposal, the offeror will advise the Contracting Officer immediately.

(4)      Certificate of Interim Exemption.

The offeror hereby certifies that (i) the offeror first exceeded the monetary exemption for disclosure, as defined in (3) of this subsection, in the cost accounting period immediately preceding the period in which this offer was submitted and (ii) in accordance with 48 CFR 9903.202-1, the offeror is not yet required to submit a Disclosure Statement. The offeror further certifies that if an award resulting from this proposal has not been made within 90 days after the end of that period, the offeror will immediately submit a revised certificate to the Contracting Officer, in the form specified under subparagraph (c)(1) or
(c)(2) of Part I of this provision, as appropriate, to verify submission of a completed Disclosure Statement.

CAUTION: Offerors currently required to disclose because they were awarded a CAS-covered prime contract or subcontract of $50 million or more in the current cost accounting period may not claim this exemption (4). Further, the exemption applies only in connection with proposals submitted before expiration of the 90-day period following the cost accounting period in which the monetary exemption was exceeded.

II. COST ACCOUNTING STANDARDS--ELIGIBILITY FOR MODIFIED CONTRACT COVERAGE

If the offeror is eligible to use the modified provisions of 48 CFR 9903.201-2(b) and elects to do so, the offeror shall indicate by checking the box below. Checking the box below shall mean that the resultant contract is subject to the Disclosure and Consistency of Cost Accounting Practices clause in lieu of the Cost Accounting Standards clause.

[ ] The offeror hereby claims an exemption from the Cost Accounting Standards clause under the provisions of 48 CFR 9903.201-2(b) and certifies that the offeror is eligible for use of the Disclosure and Consistency of Cost Accounting Practices clause because during the cost accounting period immediately preceding the period in which this proposal was submitted, the offeror received less than $50 million in awards of CAS-covered prime contracts and subcontracts. The offeror further certifies that if such status changes before an award resulting from this proposal, the offeror will advise the Contracting Officer immediately.

CAUTION: An offeror may not claim the above eligibility for modified contract coverage if this proposal is expected to result in the award of a CAS-covered contract of $50 million or more or if, during its current cost accounting period, the offeror has been awarded a single CAS-covered prime contract or subcontract of $25 million or more.

III. ADDITIONAL COST ACCOUNTING STANDARDS APPLICABLE TO EXISTING CONTRACTS

The offeror shall indicate below whether award of the contemplated contract would, in accordance with subparagraph (a)(3) of the Cost Accounting Standards clause, require a change in established cost accounting practices affecting existing contracts and subcontracts.

[ ] YES [ ] NO
                               (End of provision)

252.209-7001 DISCLOSURE OF OWNERSHIP OR CONTROL BY THE GOVERNMENT OF A TERRORIST COUNTRY (MAR 1998)

(a) "Definitions."

As used in this provision --

(a) "Government of a terrorist country" includes the state and the government of
a  terrorist  country,  as  well  as  any  political  subdivision,   agency,  or
instrumentality thereof.

(2) "Terrorist country" means a country determined by the Secretary of State, under section 6(j)(1)(A) of the Export Administration Act of 1979 (50 U.S.C. App. 2405(j)(i)(A)), to be a country the government of which has repeatedly provided support for such acts of international terrorism. As of the date of this provision, terrorist countries include: Cuba, Iran, Iraq, Libya, North Korea, Sudan, and Syria.

(3) "Significant interest" means --

(i) Ownership of or beneficial interest in 5 percent or more of the firm's or subsidiary's securities. Beneficial interest includes holding 5 percent or more of any class of the firm's securities in "nominee shares," "street names," or some other method of holding securities that does not disclose the beneficial owner;

(ii) Holding a management position in the firm, such as a director or officer;

(iii) Ability to control or influence the election, appointment, or tenure of directors or officers in the firm;

(iv) Ownership of 10 percent or more of the assets of a firm such as equipment, buildings, real estate, or other tangible assets of the firm; or

(v) Holding 50 percent or more of the indebtness of a firm.

(b) "Prohibition on award."

In accordance with 10 U.S.C. 2327, no contract may be awarded to a firm or a subsidiary of a firm if the government of a terrorist country has a significant interest in the firm or subsidiary or, in the case of a subsidiary, the firm that owns the subsidiary, unless a waiver is granted by the Secretary of Defense.

(c) "Disclosure."

If the government of a terrorist country has a significant interest in the Offeror or a subsidiary of the Offeror, the Offeror shall disclosure such interest in an attachment to its offer. If the Offeror is a subsidiary, it shall also disclose any significant interest the government of a terrorist country has in any firm that owns or controls the subsidiary. The disclosure shall include
--

(1) Identification of each government holding a significant interest; and

(2) A description of the significant interest held by each government.

                               (End of provision)

252.225-7020 TRADE AGREEMENTS CERTIFICATE (APR 2003)

(a) Definitions. Caribbean Basin country end product, designated country end product, NAFTA country end product, non-designated country end product, qualifying country end product, and U.S. -made end product have the meanings given in the Trade Agreements clause of this solicitation.

(b) Evaluation.  The Government--

(1) Will evaluate offers in accordance with the policies and procedures of Part 225 of the Defense Federal Acquisition Regulation Supplement; and

(2) Will consider only offers of end products that are U.S.-made, qualifying country, designated country, Caribbean Basin country, or NAFTA country end products, unless the Government determines that--

(i) There are no offers of such end products;

(ii)  The  offers  of  such  end  products  are   insufficient  to  fulfill  the
Government's requirements; or

(iii) A national interest exception to the Trade Agreements Act applies.

(c) Certification and identification of country of origin.

(1) For all line items subject to the Trade Agreements clause of this solicitation, the offeror certifies that each end product to be delivered under this contract, except those listed in paragraph (c)(2) of this provision, is a U.S.-made, qualifying country, designated country, Caribbean Basin country, or NAFTA country end product.

(2) The following supplies are other non-designated country end products:

(Line Item Number)

(Country of Origin)

                               (End of provision)


252.247-7022 REPRESENTATION OF EXTENT OF TRANSPORTATION BY SEA (AUG 1992)

(a) The Offeror shall  indicate by checking the  appropriate  blank in paragraph
(b) of this provision whether transportation of supplies by sea is anticipated under the resultant contract. The term supplies is defined in the Transportation of Supplies by Sea clause of this solicitation.

(b) Representation. The Offeror represents that it:

         (1) Does anticipate that supplies will be transported by sea in the performance of any contract or subcontract resulting from this solicitation.

         (2) Does not anticipate that supplies will be transported by sea in the performance of any contract or subcontract resulting from this solicitation.

(c) Any contract resulting from this solicitation will include the Transportation of Supplies by Sea clause. If the Offeror represents that it will not use ocean transportation, the resulting contract will also include the Defense FAR Supplement clause at 252.247-7024, Notification of Transportation of Supplies by Sea.

                               (End of provision)


52.000-4117 CONTRACTOR'S CERTIFICATION

Bidders are cautioned to note the "Contractor's Certification," included in this
solicitation,   and  to  furnish  the  information  required  by  paragraph  b.,
Partnerships, and paragraph c., Corporations, as appropriate.

Name of Company:

Signed by:

Typed/Printed Name:

Date Signed:

Consulting Agreement MachineTalker, Inc.

                                    EXHIBIT 4

                       Organizational Conflict of Interest

                       ORGANIZATIONAL CONFLICT OF INTEREST
                                  CERTIFICATION

                               MachineTalker, Inc.
                                   Consultant

Consultant certifies that, to the best of its knowledge and belief, and excepting those organizations listed below, no facts exist concerning any past, present, or currently planned activities (financial, contractual, organizational or otherwise) which relate to the work contemplated to be provided to the Kellogg Brown & Root Services, Inc. and which are relevant to possible organizational conflicts of interest.

KBRSI acknowledges that Consultant provides its MachineTalker(R) products, its consulting and its development services to other clients; and that Consultant has developed the means and promoted the use of its products in shipping container tracking and security to many organizations including KBRSI. In this regard Consultant has published original material, given seminars and has entered into prior negotiations with those clients listed below:

         Continental   Airlines,   Universal  Guardian   Holdings,   Mitsubishi,
         Sovereign   Tracking  Systems,   Nera  Satellite   Systems   (Norwegian
         shipping).

Consultant certifies that these referenced clients may specify the use of MachineTalker(R) products in the tracking of shipping containers or inventory. Consultant acknowledges that the goal of the KBRSI Agreement is to develop the means to track shipping containers and inventory on a global basis and to provide that service for the shipping industry. Therefore, in keeping with the Agreement, should any of these existing clients wish to develop a similar service using MachineTalker(R) products, Consultant will introduce them to KBRSI to offer its capability to them.


Signature:

Name:

Title:

Date:

Company:

Address:

Phone No.:

Consulting Agreement MachineTalker, Inc.

                                    EXHIBIT 5

                                Secrecy Agreement

                                SECRECY AGREEMENT

MachineTalker, Inc. hereinafter called Consultant, agrees to cooperate fully with Kellogg Brown & Root Services, Inc, hereinafter called Company in its patents, proprietary information, and nondisclosure policies, copies of which have been provided to Consultant. Consultant further agrees as follows:

1. Consultant will not use or disclose to anyone, at any time or in any manner, any trade secrets or confidential information which Consultant learns as a result of/or during the performance of Consultant's services.

2. Such "trade secrets confidential information" shall include everything told to Consultant in confidence as a trade secret and also all photographs, maps, drawings, reports, specifications, operating data, procurement or marketing information, cost data and other information related to the details of the work. Consultant is involved in and the operations and installations affected. No such information shall be released to anyone other, than authorized representatives of Company for whom the work is being performed, who have a need to know, either before or after completion of the work, except with the written consent by Company's representative.

3. These obligations shall continue during the term of the Agreement and for three (3) years thereafter.

4. Consultant understands and agrees that these obligations may be enforced by legal action for damages, injunction or otherwise, brought by Company for whom the work is performed, or their assigns.

I have read this Agreement and agree to its provisions. MachineTalker, Inc.

SIGNED:

NAME:

DATE:

                                    EXHIBIT 6
                                Software License

                                    EXHIBIT 6
                           SOFTWARE LICENSE AGREEMENT

THIS SOFTWARE LICENSE AGREEMENT (the "Agreement") is made and entered into, effective as of December __, 2004 (the "Effective Date"), by and between MACHINETALKER, INC., (MACHINETALKER) a Delaware corporation ("Licensor"), and KELLOGG, BROWN & ROOT SERVICES, INC., (KBR) a Delaware corporation ("LICENSEE"), with reference to the following facts:

RECITALS:

MACHINETALKER owns the "Software" and manufactures and sells the "Licensed Product" described below, and the parties have agreed to execute this Agreement in order to memorialize the terms and conditions on which MACHINETALKER shall grant to KBR certain license rights to use the "Software" in connection with its use of the Licensed Product.

AGREEMENTS:

NOW, THEREFORE, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. DEFINITIONS. For purposes of this Agreement:

         1.1 "CONFIDENTIAL INFORMATION" means and includes (a) all Trade Secrets, knowledge, data and other information of a confidential or proprietary nature which is owned, held, or known by MACHINETALKER and relating to the Licensed Technology, including but not limited to the Source Code for the Software, and all customer lists, business plans, marketing plans and strategies, pricing strategies and other subject matter pertaining to the Licensed Technology, and (b) all other information which either (i) is conspicuously identified as "confidential" at the time it is disclosed to KBR, or (ii) is verbally disclosed, and/or identified as "confidential" at the time of such disclosure, within Five (5) days after the latter of the execution of this Agreement or the disclosure of such information.

         1.2 "DOCUMENTATION" means those User Guides that MACHINETALKER provides to KBR upon KBR's purchase of the Licensed Product.

         1.3 "EFFECTIVE DATE" has the meaning ascribed thereto in the first paragraph of this Agreement.

         1.4 "LICENSE" means the license granted by MACHINETALKER to KBR pursuant to Section 2, below.

         1.5 "LICENSE FEES" means the sum of Two Hundred Thousand Dollars ($200,000), which KBR shall pay to MACHINETALKER concurrently herewith pursuant to Section 3, below.

         1.6 "LICENSED PRODUCT" means those certain devices that employ the use of the Licensed Technology and that are manufactured and sold by MACHINETALKER that are intended to enable users of those devices to track inventory, containers and other similar packages.




Agreement No. CA-00062            12/29/2004 6:20 PM    Page 1 of 10 EXHIBIT 6 -
Software License Agreement

         1.7 "LICENSED TECHNOLOGY" means the Documentation and the Software that enables the Licensed Products to transmit and receive information via self-coordinated machine network by employing MACHINETALKER's Simple Machine Management Protocol (SMMP) technology, as described in U.S. Patent Application 2004/0114557. The scope of the technology disclosed within U.S. Patent Application 2004/0114557, and licensed herein, shall be considered limited to such aspects of the technology as reasonably relates to applications, systems, or solutions that track inventory, containers and other similar packages.

         1.8 "MATERIAL ERRORS" means reproducible or otherwise verifiable errors in the Licensed Product and Technology that causes abnormal termination of the Software program, loss of user data, or otherwise prevents the use of the Licensed Product and Technology for its intended purpose.

         1.9 "OBJECT CODE" means the version of a computer program that is not in a programming language and is in a specific, machine-readable format only.

         1.10 "SOFTWARE" means the Licensed Technology in Object Code form, including the Documentation, that enables the Licensed Products to transmit and receive information in a self-coordinated machine network manner by employing MACHINETALKER's Simple Machine Management Protocol (SMMP) technology, as described in U.S. Patent Application 2004/0114557.

         1.11 "SOFTWARE UPDATES or UPGRADES" means such improvements and enhancements to the Licensed Product and Technology as MACHINETALKER from time to time shall produce, market, and give freely to KBR after the Effective Date, or that KBR shall from time to time request and have provided by MACHINETALKER.

         1.12 "SOURCE CODE" means the version of a computer program that is in a programming language that is understandable by humans and shall include any programmers' notes and similar documentation available prior to the date of this agreement.

         1.13 "TRADE SECRETS" means information that has independent economic value, is not generally known in the industry, and is the subject of reasonable efforts by either party to maintain secret.


2. GRANT OF LICENSE & RIGHT OF FIRST REFUSAL

         2.1 EXCLUSIVE LICENSE. Subject to the limitations on "Use" set forth in
Section 2.3, below, MACHINETALKER hereby grants to KBR an exclusive license to use the Software in connection with the use and operation of Licensed Products to track inventory, containers and other similar packages. KBR acknowledges that the foregoing License is a nonexclusive license as regards applications outside the reasonable scope of the Licensed Products. Both Parties acknowledge that this exclusive license is intended as an absolute limit on MACHINETALKER's right and power to grant to any other person, juridical or otherwise, a license to use the Licensed Technology and Licensed Products as described herein including the right to use the same in connection with the sale of goods or services that may be competitive with any goods or services sold now or within Five years of the effective date of this License date by MACHINETALKER.

         2.2 RESTRICTIONS ON USE. The exclusive license granted by MACHINETALKER to KBR to use


Agreement No. CA-00062          12/29/2004 6:20 PM     Page 2 of 10 EXHIBIT 6 -
  Software License Agreement
the Licensed Product and Technology is subject to the restriction that the use of the Licensed Products and Technology is limited to a KBR solution to provide a method of tracking inventory, containers and other similar packages, and such use as the end users or intended clients might reasonably be required to utilize said KBR solution.

         This License is also limited by the following understanding of the PARTIES that KBR will market and sell the Licensed Products and Technology and shall in all cases have a Right of First Refusal on business opportunities that may arise that involve the licensed area of tracking of inventory, containers, and similar packages, but that opportunities that arise that KBR, within a reasonable period of time, elects not to pursue may be taken up by MACHINETALKER under the same terms and conditions as offered to KBR at the time of KBR's written rejection, such rejection of the opportunity by KBR and acceptance of the opportunity by MACHINETALKER shall waive the exclusivity of this License as it applies to said singularly defined instance or opportunity at the KBR offered terms and conditions.

         2.3 LIMITATIONS ON USE. Notwithstanding any provision of this Agreement to the contrary, KBR shall use the Licensed Technology only in connection with KBR's use of Licensed Products to track inventory, containers and other similar packages, and only with those Licensed Products that are supplied to KBR by MACHINETALKER for re-sale as part of a KBR solution to provide a method of tracking inventory, containers and other similar packages.

         2.4 RESALE OF, or SUBLICENSING OF THIS LICENSE. MACHINETALKER grants to KBR the right to resell this license in entirety to a 3rd party subject to the rights and responsibilities established and conveyed herein, and subject to the condition that such 3rd party be, or be wholly owned by, a company which is registered, or incorporated in the United States. Any resale to a U.S. 3rd party must transfer all rights and obligations of KBR to said U.S. 3rd party in entirety. MACHINETALKER grants to KBR the right to sublicense this License in whole or in part to any U.S. 3rd party, however, this grant of right to sublicense is restricted to commercial sales reasonably relating to a KBR solution for tracking inventory, containers and other similar packages.

         2.5 DELIVERIES BY MACHINETALKER. Concurrent with the sale and delivery of Licensed Products to KBR, MACHINETALKER shall deliver to KBR a copy of all Documentation necessary for proper use of the Licensed Product in the field of tracking inventory, containers and other similar packages.

3. KBR FEES. Concurrent with the execution of this Agreement, and in consideration of all rights and licenses granted herein, KBR shall pay to MACHINETALKER Two Hundred Thousand Dollars ($200,000) as a full and final License Fee. Upon payment of said License Fee, all License rights granted herein are mutually acknowledged by the parties to have been paid for in full and to be royalty-free for the duration of this License.

4. REPRESENTATIONS AND WARRANTIES OF MACHINETALKER

         4.1  REPRESENTATIONS  AND  WARRANTIES.   MACHINETALKER  represents  and
warrants to KBR:

                  4.1.1 SOFTWARE AND DOCUMENTATION. That the Licensed Product and Technology

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

         shall perform in accordance with the specifications as set forth in the Consulting Agreement, of which this License is an inseparable part. MACHINETALKER agrees to apply best efforts over the period of this License to modify the specifications such that they are fit for the intended use of the Licensed Products and Technology as described herein.

                  4.1.2 INTELLECTUAL PROPERTY RIGHTS. That to the knowledge of MACHINETALKER, as of the Effective Date of this Agreement, the Licensed Technology does not infringe any patent, copyright, trade secret or other intellectual property right of any third party and that they have the right to sell the information, rights, patents and products conveyed by this licensing agreement. MACHINETALKER agrees that they will fully indemnify and defend KBR against any legal action alleging breach or infringement of intellectual property rights related to use of the Licensed Technology. Furthermore, MACHINETALKER agrees that they will pay all costs and damages associated with and/or finally awarded in any such action, provided that MACHINETALKER is notified promptly in writing of the action and, upon their request and agreement to pay associated expenses, that they are given control of such action and all reasonably requested information and assistance necessary to settle or defend the same. Should use of the Licensed Technology be enjoined as a result of such action, then MACHINETALKER shall in a reasonable time either: (a) At their own cost obtain for KBR the right to continue to use the Licensed Technology; or (b) modify or replace the Licensed Technology with non-infringing Technology.

                  4.1.3 INDEMNIFICATION. (A) MACHINETALKER AGREES TO INDEMNIFY AND HOLD KBR HARMLESS FROM ANY LOSS, ACTION, OR CLAIM ARISING OUT OF ANY DEFECTS OF THE LICENSED TECHNOLOGY, PROVIDED THAT KBR GIVES MACHINETALKER NOTICE OF ANY SUCH LOSS OR CLAIM WITHIN 30 DAYS OF THE DATE THAT KBR IS MADE AWARE OF THE CLAIM. KBR AGREES TO USE BEST EFFORTS TO ASSIST MACHINETALKER IN ANY SUCH DEFENSE TO THE EXTENT REASONABLE AND PRACTICABLE.

         (B) KBR AGREES TO INDEMNIFY AND HOLD MACHINETALKER HARMLESS FROM ANY LOSS OR CLAIM RELATED TO THE NEGLIGENCE OF KBR, ITS AGENTS OR EMPLOYEES REGARDING THE INSTALLATION, USE, SALE OR SERVICING OF LICENSED TECHNOLOGY OR ARISING OUT OF ANY REPRESENTATION OR WARRANTY MADE BY
         KBR, ITS AGENTS, OR EMPLOYEES WHERE SUCH REPRESENTATION EXCEEDS MACHINETALKER'S LIMITED WARRANTY IF SUCH LOSS OR CLAIM IS EXCLUSIVE OF MACHINETALKER NEGLIGENCE, PROVIDED THAT MACHINETALKER GIVES KBR NOTICE OF ANY SUCH LOSS OR CLAIM WITHIN 30 DAYS OF THE DATE THAT MACHINETALKER IS MADE AWARE OF THE CLAIM. MACHINETALKER AGREES TO USE BEST EFFORTS TO ASSIST KBR IN ANY SUCH DEFENSE TO THE EXTENT REASONABLE AND PRACTICABLE.

In the event that either Party is entitled to claim damages from the other Party subsequent to an action arising under article 17, above, such liability shall be limited to:

         1) Damages for bodily injury (including death) and damage to real property and tangible personal property; and

         2) The amount of any other actual direct damages, up to the charges (if recurring, 12 month's charges apply) for the Product that is the subject of the claim.

In no event shall either party be liable to the other for:

         A) loss of, or damage to, records or data; or

         B) special, incidental, or indirect damages or any consequential economic damages; or


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


         C) lost profits, business, revenue, or anticipated savings.

All indemnities are subject to the limitations and exclusions elsewhere in this Agreement.

NOTWITHSTANDING ANYTHING IN THE AGREEMENT TO THE CONTRARY, KBR'S MAXIMUM LIABILITY TO MACHINETALKER SHALL NOT EXCEED THE AMOUNT OF $600,000 UNDER ANY CIRCUMSTANCES, INCLUSIVE OF ATTORNEYS' FEES, COSTS, AND EXPENSES, FOR ANY CLAIM ARISING FROM OR RELATED TO THE AGREEMENT OR TO THE SUBJECT MATTER OF THE AGREEMENT. SUCH CLAIMS MIGHT INCLUDE BUT ARE NOT LIMITED TO CLAIMS FOR BREACH OF CONTRACT.

5. ADDITIONAL AGREEMENTS OF THE PARTIES

         5.1 COVENANTS OF KBR. KBR covenants and agrees:

                  5.1.1 APPOINT CONTACT. To appoint as MACHINETALKER's primary contact in connection with the delivery and operation of the Licensed Technology a limited number of personnel who possesses reasonable skills sufficient to allow that person to assist competently in the installation and operation of the Licensed Technology. MACHINETALKER agrees to provide all necessary training and instruction to KBR designated personnel at KBR's Premises pursuant to this Agreement.

                  5.1.2 ACCEPTANCE AND USE OF SOFTWARE. KBR agrees to accept and use the Licensed Technology solely as part of an application, system, or solution that enables end users of the Licensed Products to track inventory, containers and other similar packages.

                  5.1.3 CONFIDENTIALITY. PARTIES agree to keep confidential the terms and conditions of this Agreement, except for any disclosures (a) made in connection with any dispute arising under this Agreement, to the extent appropriate to enforce or defend KBR's rights under this Agreement, (b) to the extent required by law, (c) made after the terms of this Agreement that become available to the public other than by reason of KBR's breach of its obligations under this Agreement, or (d) made in response to a legal and proper request of any governmental authority.

                  5.1.4 NO MODIFICATIONS. KBR agrees not to modify, reverse engineer, decompile, or change or copy the Licensed Technology in any manner for other than the purposes of integration with a monitoring system without the express written consent of MACHINETALKER, which shall not be unreasonable withheld.


         5.2 COVENANTS OF MACHINETALKER. MACHINETALKER covenants and agrees:

                  5.2.1 DELIVERY OF SOFTWARE. To deliver the Licensed Product and the Documentation concurrently with the sale and delivery of Licensed Products.

                  5.2.2 CORRECTION OF MATERIAL ERRORS IN LICENSED PRODUCT AND TECHNOLOGY. If a Material Error occurs in the Licensed Product and Technology, then MACHINETALKER shall exercise commercially reasonable best efforts to correct such error as promptly as reasonably practicable.


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


                  5.2.3 UPDATES AND UPGRADES. To deliver to KBR all Updates and Upgrades to the Licensed Technology that are developed and published by MACHINETALKER during the term of this Agreement that improve or correct the performance of the Licensed Products.


         5.3 OWNERSHIP. KBR acknowledges and agrees that except for the License expressly granted herein, KBR shall not acquire any right, title, license, or other interest in or claim to all or any portion of the Licensed Technology (including any portion thereof constituting Confidential Information) by reason of (a) the execution and delivery of this Agreement, or (b) the disclosure of any information with respect to the Licensed Technology by MACHINETALKER to KBR either pursuant to this Agreement or prior to execution hereof in connection with discussions pertaining to the Licensed Product and Technology, or (c) KBR's discovery of the Confidential Information in the course of the commercial relationship contemplated by this Agreement.


6. CONFIDENTIAL INFORMATION

         6.1 NONDISCLOSURE OF CONFIDENTIAL INFORMATION. If either PARTY hereto receives from the other party written information which is marked "Confidential" or "Proprietary", the receiving party agrees not to use such information except in the performance of this Agreement, and to treat such information in the same manner as it treats its own confidential information for a period of Five (5) years from the date of disclosure. Without limiting the foregoing, it is agreed that all communications between MACHINETALKER and KBR relating to bidding, testing, or sales activities are to be confidential.

         6.2 PERMITTED DISCLOSURE. Party's obligations under Section 6.1, above, shall not apply with respect to any Confidential Information which:

         A.) (i) is already rightfully in the possession of KBR; (ii) is or becomes publicly available through no wrongful act of KBR; (iii) is rightfully received by KBR from a third party without an obligation of confidentiality to MACHINETALKER; (iv) is disclosed to a third party by MACHINETALKER without restriction; or (v) is approved for release by written authorization of MACHINETALKER.

         B.) Is or becomes generally available to the public other than by reason of a breach by either of the PARTIES of its obligations under this Agreement; or

         C.) Is compelled by court order to disclose, provided that KBR (i) provides to MACHINETALKER a reasonable period prior to disclosure written notice of all circumstances pertaining to the proposed disclosure, and (ii) cooperates reasonably with any attempt by MACHINETALKER to obtain or file pleadings with respect to any protective judicial order limiting or prohibiting the disclosure of such Confidential Information except to the extent necessary for the purposes of the proceeding in which the disclosure order arose; or

         D.) MACHINETALKER agrees that the confidential information can be disclosed to a third party under a non-disclosure agreement with that party, for the sole purpose of preparing proposals, marketing, sales, and other activities reasonably related to KBR's overall business strategy in the area of applications, systems, or solutions that track inventory, containers and other similar packages, where such final purpose is the sale of, and implementation of, the Licensed Products.


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

                  6.2.2 ACTION BETWEEN PARTIES. Disclosure of Confidential Information in any action between the parties pursuant to or in connection with this Agreement is permitted, provided that the disclosing party first (a) provides the non-disclosing party at least twenty-one (21) days advance written notice of such disclosure, (b) takes all reasonable actions, at its sole cost and expense, to obtain a protective order protecting such Confidential Information from disclosure except to the extent directly required to construe or enforce this Agreement or the rights and duties of the parties hereunder, and (c) cooperates reasonably in efforts by non-disclosing party to obtain or file pleadings with respect to any such protective order.

         6.3 EQUITABLE RELIEF. Parties (a) acknowledge that any violation of the provisions of this Section 6 may cause immediate and irreparable damage for which non-disclosing party cannot be adequately compensated by monetary damages,
(b) agree that in the event of any such breach that the non-disclosing party shall be entitled to such preliminary or other injunctive relief, an order for specific performance, and any other equitable relief that a court may determine to be appropriate, (c) hereby waive any requirement that non-disclosing party post, as a condition or other requirement of obtaining any such equitable relief, a bond or other collateral, and (d) further agree that such equitable relief shall be in addition to any damages or other remedies provided by law and otherwise available to non-disclosing party as a result of disclosing party's breach of confidentiality. Notwithstanding the above, the parties shall not be liable to each other regarding obligations and remedies relating to the use of and disclosure of Proprietary Information provided that the Receiving Party affords the Proprietary Information the same degree of protection that it affords to its own Proprietary Information of similar importance, but not less than a reasonable degree of care.


7. TERM AND TERMINATION

         7.1 TERM. Subject to the restrictions of Section 7.2, below, the term of the License shall commence on the Effective Date and shall continue for a period of Five (5) years.

         7.2 TERMINATION. This Agreement may be terminated:

                  7.2.1 BY MACHINETALKER. By MACHINETALKER if KBR breaches any material obligation imposed upon KBR under this Agreement or the Purchase Order (including but not limited to the obligation to pay License Fees when due) and fails to cure such breach within thirty (30) days following the date on which MACHINETALKER delivers to KBR written notice of default.

                  7.2.2 BY KBR. By KBR at any time upon thirty (30) days' advance written notice to MACHINETALKER.

                  7.2.3 BY  EITHER  PARTY.  Should  the other  party (a)  become insolvent; (b) make an assignment for the benefit of creditors; (c) have a receiver appointed; (d) institute any proceedings for liquidation or winding up.

         7.3 EFFECT OF TERMINATION. Upon any termination of this Agreement for any reason legally justified under the terms and conditions of this agreement:






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
                  7.3.1 USE AND RETURN OF SOFTWARE. KBR shall cease using the Licensed Technology and, at the election of MACHINETALKER, either (a) shall return to MACHINETALKER all copies of the Licensed Technology provided pursuant to this Agreement, or (b) shall destroy all copies of the Licensed Technology provided pursuant to this Agreement.

                  7.3.2 SURVIVAL OF CLAIMS. Each party shall retain all claims for breach of this Agreement with respect to periods prior to the effective date of termination of this Agreement.

                  7.3.3 SURVIVAL OF OBLIGATIONS. The rights and obligations of each party under Sections 5.1.4, 6, and 8 of this Agreement shall survive the expiration or termination of this Agreement. In the event of termination by KBR, MACHINETALKER's obligation to continue to sell Licensed Products to KBR shall be limited to those Licensed Products and Technology that KBR is contractually obligated to furnish to a customer.

8. MISCELLANEOUS

         8.1 TRADEMARKS. The name of either PARTY, and any trademarks, trade names and logos associated with the PARTY may only be used as authorized in writing by the owning PARTY.

         8.2 NO IMPLIED LICENSE. No license is granted herein, either directly or by implication, estoppel or otherwise, except as expressly provided for in this Agreement.

         8.3 SEVERABILITY. If any provision of this License is for any reason found to be ineffective, unenforceable, or illegal by any court having jurisdiction over both parties, such condition shall not affect the validity or enforceability of any of the remaining portions hereof, unless it deprives any party hereto of any material right or license held by such party under this Agreement. The parties shall negotiate in good faith to replace any such ineffective, unenforceable, or illegal provisions as soon as practicable, and the substituted provision shall, as closely as possible, have the same economic and legal effect as the eliminated provision.

         8.4 INDEPENDENT CONTRACTORS. Performance by the parties under this Agreement shall be as independent contractors. This Agreement is not intended and shall not be construed as creating a joint venture or partnership, or as causing either party to be treated as the agent of the other party for any purpose or in any sense whatsoever, or to create any fiduciary or any other obligations other than those expressly imposed by this Agreement.

         8.5 ASSIGNMENT. Subject to the express limitations imposed by this Agreement on KBR's right to assign its rights hereunder or to grant sublicenses, this Agreement shall be binding upon and inure to the benefit of the parties, their successors and permitted assignees.

         8.6 GOVERNING LAW, JURISDICTION AND VENUE. This License shall be governed by and subject to and construed according to the laws of the Commonwealth of Virginia. Each party hereby consents to the jurisdiction of the courts of the Commonwealth of Virginia for any action construing or enforcing the rights and duties created hereunder. The parties agree that the exclusive venue for all disputes arising under or in connection with this License shall be a court of proper venue and jurisdiction in Virginia, and hereby waive any right to object that such venue is inconvenient or otherwise inappropriate.


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
         8.7 ATTORNEYS' FEES. If any action or proceeding is commenced to construe this License or the rights and remedies created herein, then the party prevailing in that action shall be entitled to recover its costs and fees in such action or proceeding, as well as all costs and fees of enforcing any judgment entered therein.

         8.8 FORCE MAJEUR. Neither party shall be liable for any default or delay in performance of any of its obligations under this Agreement if such default or delay is caused, directly or indirectly, by fire, flood, earthquake or other acts of God; labor disputes, strikes or lockouts; acts of terrorism, wars, rebellions or revolutions; riots or civil disorder; accidents or unavoidable casualties; interruptions in transportation or communications facilities or delays in transit or communication; supply shortages that could not reasonably be avoided, or remedied; or the failure of any Person to perform any commitment to such party related to this Agreement; or any other cause beyond such party's reasonable control and remedy.

         8.9 ENTIRE AGREEMENT; AMENDMENTS. This License may not be modified or amended except by a written instrument mutually executed by the parties subsequent to the effective date of this Agreement.

         8.10 INTERPRETATION. Each party to this Agreement has been represented by (or had adequate time to obtain the advice and input of) independent legal counsel with respect to this Agreement. All pronouns and any variation thereof shall be deemed to refer to the masculine, feminine, or neuter and to the singular or plural as the identity of the person or persons may require for proper interpretation of this Agreement.





























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  Software License Agreement

    IN WITNESS WHEREOF, the parties hereto have executed this Agreement, effective as of the date set forth above.

"MACHINETALKER:"                            "KBR:"
MACHINETALKER, INC.,                        KELLOGG, BROWN & ROOT SERVICES, INC.
a Delaware corporation






Name & title:                      Date:    Name & title:                Date:
   Roland F. Bryan, President

Address and Facsimile                       Address and Facsimile
Number for Notice:                          Number for Notice:

MachineTalker, Inc.                         Kellogg, Brown & Root Services, Inc.
513 De La Vina Street                       Attn: Procurement
Santa Barbara, California 93101             1550 Wilson Boulevard, Suite 400
                                            Arlington, Virginia 22209
Facsimile No.: (805) 957-1740               Facsimile No.: (____)































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






                                    EXHIBIT 7
                       Purchase Order Terms and Conditions

Agreement No. CA-0006             12/29/2004 6:21 PM      Page 1 of 11 EXHIBIT 7
- Purchase Order Terms & Conditions

                                    EXHIBIT 7
                    KELLOGG BROWN & ROOT, SERVICES INC. (KBR)
                       PURCHASE ORDER TERMS AND CONDITIONS
         (To be made a part of any future purchase of Licensed Products)

1. DEFINITIONS. These Terms and Conditions, together with the Agreement and any special terms and conditions, and all attachments, exhibits and documents expressly referenced in the Purchase Order, shall collectively constitute the "Purchase Order". "Buyer", "Seller", and "Owner" (if any) are identified and defined as set forth within this Purchase Order. This Purchase Order is entered into between Buyer and Seller, who may be referred to individually herein as a "party" or collectively as the "parties". Seller agrees to sell, and Buyer agrees to buy, the goods, work and/or services described in and furnished under this Purchase Order (the "Goods"), under the terms and conditions set forth herein. The "Buyer Indemnitees" as referred to herein shall mean Buyer, any Owner, any assignee, their parents, subsidiaries, affiliates, partners, co-participants, investors, and lenders, and the respective officers, directors, employees, consultants, contractors, invitees, agents, representatives, successors, heirs, and insurers of each such entity at all tiers. Seller is acting in all respects as an independent contractor under this Purchase Order.

2. EFFECTIVE DATE. This Purchase Order becomes effective when (a) executed by both the Buyer and Seller; or (b) when Seller commences performance; or (c) when Seller tenders the Goods to Buyer, whichever event occurs earliest.

3. INTEGRATION AND CONTROLLING TERMS. This Purchase Order constitutes the entire agreement between Buyer and Seller with respect to the Goods, superseding all quotations, proposals, communications, negotiations and counter-proposals. This Purchase Order expressly excludes any quotations or proposal of Seller unless such proposal is specifically referenced and incorporated herein. Any different or additional terms and conditions by Seller in Seller's acceptance or during Seller's performance of this Purchase Order, including any terms and conditions contained on any of Seller's quotations, proposals, or forms, shall be null and void and of no effect on the parties. Electronic commerce transactions between Buyer and Seller pertaining to this Purchase Order will be solely governed by these terms and conditions. Any terms and conditions on Seller's internet site to which agreement by Buyer in any manner, whether through a online electronic agreement, deemed implied by site use, or otherwise, is required in any manner during performance of this Purchase Order, will be null and void and of no legal effect on Buyer. If this Purchase Order has been issued by Buyer in response to a proposal or offer by Seller, it is Buyer's intention that its counteroffer to Seller will be governed solely by these terms and conditions and not by any of Seller's terms or conditions which may be contained in its proposal or offer. If Seller includes or attaches any different and/or additional terms or conditions in Seller's executed acceptance of a Purchase Order issued by Buyer and proceeds to commence performance or tender all or any part of the Goods without Buyer's express acceptance of such different or additional terms or conditions, Seller agrees that a binding contract will be formed solely upon Buyer's terms and conditions, which contract will not include any of Seller's different and/or additional terms or conditions. Seller's proposal or quotation is not included as part of the Purchase Order unless expressly referenced herein as part of the agreement.

4. ERRONEOUS OR CONFLICTING REQUIREMENTS. Upon Seller's discovery that any provision of this Purchase Order may contain any error, omission or conflict with any other provision contained herein, it is Seller's responsibility to give Buyer immediate written notice of such for resolution by Buyer. If

Agreement No. CA-0006              12/29/2004 6:21 PM    Page 2 of 11 EXHIBIT 7
 - Purchase Order Terms & Conditions


Seller proceeds with performance after discovery without notification to and resolution by Buyer, then Seller assumes the risk of all resulting expenses, costs and consequences incurred.

5. INSPECTION, EXPEDITING, AND DOCUMENTATION. Seller is fully responsible for the timely, proper and accurate performance of this Purchase Order, including, to the extent applicable, for the design, fabrication, manufacture, production, construction, and shipment of the Goods, and for compliance with all terms, conditions, specifications, drawings, and other written requirements of Buyer. Buyer has the right to inspect and expedite the Goods at any stage of design, fabrication, manufacture, storage, transit, and upon delivery to assure compliance herewith. Seller will provide Buyer with all data, drawings,
specifications,  test  results,  quality  documentation,   schedules  and  other
documents and information relating to the Goods. Notwithstanding any specifications, data, requirements or other information provided by Buyer, it is Seller's responsibility to request any additional documentation or information from Buyer which Seller determines it may need for performance of this Purchase Order, and Buyer will respond to the extent possible in a timely manner. Seller will comply with Buyer's inspection and testing requirements, plans or procedures set forth in this Purchase Order, and with other such instructions and directions as may be provided by the authorized Buyer representative. No inspection, waiving of inspection, review, approval, acceptance or provision of any instructions, direction, information, drawings or data hereunder by or from Buyer, or lack of such from Buyer, will constitute a waiver of, or relieve or discharge Seller from, either expressly or by implication, Seller's responsibilities and obligations under this Purchase Order.

6. TIME OF PERFORMANCE. SELLER ACKNOWLEDGES THAT THE TIME REQUIRED FOR PERFORMANCE AND THE DELIVERY SCHEDULE SPECIFIED HEREIN ARE CRITICAL, MATERIAL AND OF THE ESSENCE TO PERFORMANCE OF THIS PURCHASE ORDER FOR THE AVOIDANCE OF SUBSTANTIAL LOSS TO BUYER, VARIOUS CONTRACTORS AND ANY OWNER . SELLER'S UNEXCUSED FAILURE TO MEET THE DELIVERY SCHEDULE WITHOUT BUYER'S WRITTEN CONSENT MAY CONSTITUTE A BREACH OF CONTRACT OR DEFAULT HEREUNDER. Any such consent by Buyer, however, will not constitute a waiver of any provision herein but will serve only to delay the delivery schedule. In the event of delay, or anticipated delay, from any cause, including force majeure, Seller will immediately notify Buyer in writing of the delay or anticipated delay, and its approximate duration, and Seller will undertake to mitigate, shorten or make up the delay by all reasonable and expeditious means. An event of "Force Majeure" under this paragraph shall be an excused delay, provided Seller has provided timely written notice of the occurrence of such event to Buyer. If possible, Seller agrees to take all reasonable commercial efforts to reduce or mitigate the effects of such delay. "Force Majeure" is defined as any act of God, flooding, fire, severe storm, lightning, act of war, act of terrorism, or unforeseeable governmental action, beyond the control of and not caused in any part by any fault of Seller, but shall not include any power, supply, transportation or labor problems. Buyer, at its option, may require or approve in writing a change in the delivery schedule or progress requirements as established in this Purchase Order in response to Seller's notice. If Seller fails to obtain the approval of Buyer for any such change, and Seller fails for any reason to meet the delivery schedule, progress requirements, or it becomes apparent that Seller will not for any reason meet the schedule or progress milestones, Buyer may in such case, without penalty, cancellation fee, restocking or other fee or charges, and without prejudice to any other rights which it may have, cancel all or any part of the Purchase Order and take any other action as Buyer may consider necessary or desirable under the circumstances to avoid or minimize losses. Buyer may backcharge Seller for all direct costs and expenses of any nature resulting from Seller's unexcused nonperformance, delays or failure to meet the required delivery schedule.

7. TITLE, SHIPMENT, AND RISK OF LOSS. Unless otherwise specified herein, title to the Goods (and in the event that the Goods are made to order, then title to all material, inventory and work in progress,

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- Purchase Order Terms & Conditions


design data, other documentation, and all contractual rights thereto) will vest in Buyer (or Owner if Buyer is acting as Owner's agent) immediately upon acceptance of the Goods by Buyer, payment by Buyer, or identification to this Purchase Order, whichever first occurs. If Goods are made to order or the
Purchase Order otherwise specifies that title will vest in the Goods upon identification to this Purchase Order, Seller will take action to segregate the Goods and clearly label them as property of Buyer. In the event of cancellation or termination of this Purchase Order, Buyer has the right to enter Seller's (or Seller's agent's, contractor's or supplier's) premises during regular business hours and take possession of any Goods, including any related drawings, records, materials to be incorporated into the Goods, and equipment, for which Buyer has paid Seller, provided to Seller by Buyer, or which have been identified to this Purchase Order or created by Seller hereunder, and Buyer shall be obligated to pay Seller for any unpaid portion of the Goods or equipment of which Buyer takes possession. Seller warrants free and clear title to the Goods, free and clear from any and all liens, claims, restrictions, reservations, security interests and encumbrances. If applicable, Seller is responsible for properly and carefully preparing, labeling, packing and shipping the Goods, at its expense unless otherwise specified herein, and providing all required shipping documentation. In the shipping process, Seller will comply with all laws and regulations applicable to the Goods in addition to any requirements or instructions of Buyer as may be specified in this Purchase Order or otherwise in writing pertaining thereto. Irrespective of vesting of title and any other provision herein to the contrary, Seller will bear the risk of loss and damage, and will insure or self-insure for the benefit of Seller, Buyer, and any Owner, the Goods in its care, custody and control, including free issue material supplied to Seller for incorporation into, or work in conjunction with, the Goods accordance with the provisions of this Purchase Order. Should any loss or damage occur to the Goods prior to acceptance by Buyer, Buyer at its option may cancel this Purchase Order without any cancellation fee, charge, penalty, or liability, and any amounts paid by Buyer for such Goods shall be refunded in full to Buyer. Should any loss or damage occur to any free-issue materials provided to Seller, in addition to Buyer's right to cancel this Purchase Order, Seller shall either, at Buyer's option, immediately replace such materials with identical materials in order to meet its performance obligations hereunder, or reimburse Buyer for the loss, including any necessary additional expenses and costs which may be incurred resulting from such loss. Upon request, Seller shall provide adequate insurance coverage, naming Buyer (and if applicable at Buyer's request, any Owner or other person) as additional insured, for its obligations under this Paragraph.

8. CONFORMING GOODS AND ACCEPTANCE. The Goods will conform to the description, data, drawings, plans, specifications, performance or operation criteria (if applicable), any sample, and other requirements of Buyer provided to Seller. The Goods will meet the standards set forth in Paragraph 9 below. Seller will not make any modification, change, or substitution, in whole or in part, without the prior written approval of Buyer. If required by Buyer, Seller will supply satisfactory evidence of the origin, composition, manufacture, kind and quality of the Goods. Prior to shipment, Seller will carefully inspect, and if applicable test, the Goods for conformance to the requirements of this Purchase Order. If the words "or equal" are used in this Purchase Order, proposed equals must be approved in writing in advance by Buyer. Seller will not ship more or less than the quantity specified without the prior written approval of Buyer. Upon delivery of the Goods or in any other location or time as may be specified herein, Buyer may conduct a visual inspection of the Goods in accordance with its standard procedures and may accept or reject the Goods, in whole or in part, provided that Buyer reserves all rights provided for herein to reject any Goods, in whole or in part, at a later time upon discovery of a latent defect or non-compliance not apparent by such normal visual inspection. If Goods received do not conform to those ordered, or if a different quantity is shipped, Buyer may reject such shipment in whole or in part by giving notice thereof to Seller, and may cancel this Purchase Order. Seller will remove any rejected Goods at Seller's expense within ten (10) working days after notice. If any Goods are rejected by Buyer, Seller will not ship any replacement Goods without the prior written approval of and in accordance with the instructions provided by Buyer. For any incorrect quantity, damaged, defective, non-conforming, or rejected

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 - Purchase Order Terms & Conditions


Goods, Buyer may cancel this Purchase Order in whole or in part without any obligation to pay a cancellation fee or other fee, charge or penalty, and return the Goods at Seller's expense for full refund or credit to Buyer's account, at Buyer's option.

9. WARRANTY. Seller warrants to Buyer that the Goods furnished under this Purchase Order, whether manufactured, fabricated, or otherwise produced or provided by Seller or others, will be (a) new, (b) of the latest design or model conforming to Buyer requirements, (c) conform to the descriptions, data, drawings, plans, specifications, any performance criteria, sample if any, and other requirements specified herein or provided by Buyer to Seller; (d) be of merchantable quality, (e) if specified in this Purchase Order, fit for the purpose(s) intended; (f) conform with all applicable laws, ordinances, codes and regulations, (g) be of the highest quality; and (h) free from defects in materials, performance, operation, and workmanship. The Goods will be warranted hereunder, as may be applicable, for a period of one (1) year after the date of acceptance of the facility or the project by Owner, or twenty-four (24) months from date of delivery to and acceptance by Buyer, whichever period expires earlier. All work on the Goods or otherwise in the performance of this Purchase Order will be done in a skilled manner and of the highest quality of workmanship. Seller further warrants that the Goods will be of sufficient size and capacity, and of correct materials, to properly perform any functions or purpose specified in this Purchase Order.

10. WARRANTY REMEDIES. If, within the warranty period specified in Paragraph 9 above, Buyer discovers any defect, error, noncompliance, omission, operational or performance deficiency, or breach of warranty set forth in Paragraph 9 above as to the Goods, upon notice from Buyer, Seller will promptly repair, reperform, or replace, without cost, the Goods in question (including bearing any necessary removal, reinstallation, access, shipping, labor and other direct costs resulting therefrom) in accordance with Buyer instructions. If Seller fails to proceed promptly with and complete the repair, reperformance, or replacement of the defective Goods, Buyer may repair, reperform, or replace the Goods and charge all related direct costs (including labor and access costs) to Seller without voiding the warranties herein, and without Buyer waiving any other rights or remedies it may have under this Purchase Order. Such repair, reperformance, or replacement will be rewarranted for a period of twelve (12) months from the date of its acceptance by Buyer or Owner. If Buyer determines, for any reason, that the remedies provided for herein are not adequate or feasible, Buyer may elect to have such Goods removed at Seller's expense and any portion of the purchase price paid refunded in full. Any Owner or assignee of this Purchase Order as well as Buyer will have the benefit of the foregoing warranty and warranty remedies in Paragraphs 9 and 10 herein, and such rights and remedies are in addition to any other rights or remedies provided in law, equity, or under this Purchase Order.

11. GOVERNING LAW AND COMPLIANCE WITH LAW. Unless otherwise specified in this Purchase Order, this contract will be governed by the laws of the State of Texas, U.S.A., exclusive of conflict of laws principles, in effect on the date the Purchase Order becomes effective. In its performance under this Purchase Order, Seller agrees to comply with all applicable laws, treaties, ordinances, directives, orders, codes and regulations, and specifically with, but not limited to, any import, export, health, safety, security and environmental laws, treaties, ordinances, codes and regulations of any jurisdiction (whether international, country, region, state, province, city, or local) where this Purchase Order may be performed. NOTHING CONTAINED IN THIS PARAGRAPH WILL OBLIGATE BUYER, OWNER, SELLER, OR ANY PERSON ACTING ON THEIR BEHALF, TO ENGAGE IN ANY ACTION OR OMISSION TO ACT WHICH WOULD BE PROHIBITED BY OR PENALIZED UNDER THE LAWS OR REGULATIONS OF THE UNITED STATES OF AMERICA OR ANY OF ITS STATES. If applicable to this Purchase Order, Seller will specifically comply with the U.S. Occupational Safety and Health Act (OSHA), and any State Plan approved thereunder, and any regulation thereunder, including without limitation, OSHA Hazard Communication Standard 29 CFR 1910.1200

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- Purchase Order Terms & Conditions


and 1926.59 regarding container labeling, warning notices, and Material Safety Data Sheets. Upon Buyer written request, Seller will provide any certification of compliance required by any federal, state, or local law, ordinance, code, or regulation. SELLER AGREES TO RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS THE BUYER INDEMNITEES FROM AND AGAINST ANY LOSS, COST (INCLUDING ATTORNEY FEES AND COURT COSTS), CIVIL OR OTHER FINES AND PENALTIES, DAMAGE OR LIABILITY, ARISING FROM OR ALLEGED TO ARISE FROM ANY VIOLATION, ALLEGED VIOLATION, OR FAILURE TO COMPLY WITH, THE TERMS OF THIS PARAGRAPH BY SELLER OR ANY PERSON FOR WHOM SELLER MAY BE RESPONSIBLE.

12. HAZARDOUS AND DANGEROUS GOODS. Seller is solely responsible for examining, inspecting, identifying, and determining whether or not any Goods provided hereunder (in whole or in part) constitute hazardous or dangerous goods, and to notify Buyer of such prior to shipment of the Goods. Unless expressly exempted by Buyer in writing in the Purchase Order, Seller is responsible to determine if a Material Safety Data Sheet (MSDS) is required for the Goods, and if so, to supply with the Goods all such required MSDS documentation and information. In the event any Goods or any portion thereof are so identified by Seller, Seller shall ensure that such Goods are properly handled, labeled, documented, packaged, transported, and shipped in full compliance with any applicable legal requirements, to the point of delivery to Buyer. It is the sole responsibility of the Seller to ensure the compliance by all suppliers, manufacturers, and subcontractors of all tiers with the provisions of this paragraph, including but not limited to timely, complete and proper submittal of all required documents and information. Seller shall inform Buyer in writing prior to shipment of any precautionary measures that need to be taken with the Goods. SELLER AGREES TO RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS THE BUYER INDEMNITEES FROM AND AGAINST ANY LOSS, COST (INCLUDING ATTORNEY FEES AND COURT COSTS), CIVIL OR OTHER FINES AND PENALTIES, DAMAGE OR LIABILITY, ARISING FROM OR ALLEGED TO ARISE FROM ANY VIOLATION, ALLEGED VIOLATION, OR FAILURE TO COMPLY WITH, THE TERMS OF THIS PARAGRAPH BY SELLER, ANY OF ITS LOWER TIER SUPPLIERS OR SUBCONTRACTORS, OR ANY OTHER PERSON FOR WHOM SELLER MAY BE RESPONSIBLE HEREUNDER.

13. IMPORT AND EXPORT COMPLIANCE. SELLER AGREES THAT IT IS SOLELY RESPONSIBLE IN ITS PERFORMANCE UNDER THIS PURCHASE ORDER FOR REQUIRED COMPLIANCE WITH THE IMPORT AND EXPORT LAWS AND REGULATIONS OF THE UNITED STATES OF AMERICA, AND TO THE EXTENT APPLICABLE TO THE PURCHASE ORDER, THE IMPORT AND EXPORT LAWS AND REGULATIONS OF ANY OTHER JURISDICTION OR COUNTRY. If any import or export control or compliance form is attached to this Purchase Order, including Buyer's Request for Export Control Information, Seller will thoroughly and accurately complete such form and return it within ten (10) days to Buyer. Seller understands and acknowledges that (a) Buyer and Owner (if any), and their contractors and agents, will rely on the information provided by Seller, including making a determination whether any U.S. or foreign export or import license is required for the export of the supplied materials to the country of destination; (b) Seller is responsible for compliance with local import and export control laws of any jurisdiction, and is responsible for compliance with applicable U.S. re-export laws; and (c) Seller will be fully responsible for the accuracy and completeness of import and export documentation prepared or executed by Seller as part of Seller's performance of this Purchase Order, including that required for the import of any materials used in the production or manufacture of the Goods and of any documents prepared by Seller's employees, contractors, agents and brokers. SELLER AGREES TO RELEASE, DEFEND, INDEMNIFY AND HOLD HARMLESS THE BUYER INDEMNITEES FROM AND AGAINST ANY LOSS, COST (INCLUDING ATTORNEY FEES AND COURT COSTS), CIVIL OR OTHER FINES AND PENALTIES, DAMAGE OR LIABILITY, ARISING FROM OR ALLEGED TO ARISE FROM ANY VIOLATION, ALLEGED VIOLATION, OR FAILURE TO COMPLY WITH,

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- Purchase Order Terms & Conditions


THE TERMS OF THIS PARAGRAPH BY SELLER OR ANY PERSON FOR WHOM SELLER MAY BE RESPONSIBLE.

14. ASSIGNMENT AND NOTICE OF SELLER CHANGES. Seller will not sell, assign, or transfer this Purchase Order, or any part hereof, or any performance or money due hereunder, without the prior written consent of Buyer. If consent is granted, any such assignment by Seller will not (a) increase or alter Buyer's obligations, (b) diminish the rights of Buyer, or (c) relieve Seller of any of its obligations under this Purchase Order. Buyer reserves the right to assign this Purchase Order, in whole or in part. Seller will give Buyer or any Owner prompt written notice of any adverse material change in its financial standing (including any prospective bankruptcy, reorganization, insolvency, liquidation, dissolution or assignment for the benefit of any creditor), ownership or organization or any other operational change which may affect its performance under the Purchase Order, including in the manufacture or production of the Goods. In the event of any adverse material change, Buyer reserves the right to cancel or terminate this Purchase Order without penalty or further obligation other than to pay Seller for any completed and satisfactory performance to the date of such cancellation or termination.

15. CANCELLATION. Buyer has the right at any time to cancel all or any separable part of this Purchase Order by written notice. No cancellation, fee, charge or payment will be owed by Buyer to Seller, and Seller will be owed only for the direct costs of any completed and satisfactory performance to the date of cancellation, and, if any portion of the Goods will be delivered to Buyer, Seller shall also be reimbursed any direct and necessary costs incurred to preserve, protect, store, and ship such Goods to the point of delivery to Buyer. At the time of any cancellation by Buyer, Seller will immediately discontinue all work pertaining to the Purchase Order, including not placing additional purchase orders or making any other commitment, and canceling forthwith any existing purchase orders and commitments on the best possible terms. Seller will preserve and protect the Goods on hand, work in progress, supplier data, and completed work, both in its own and in its suppliers' facilities, in accordance with Buyer's instructions. Buyer has the right to enter Seller's (or Seller's agent's, contractor's or supplier's) premises during regular business hours and take possession of any Goods, including any related drawings, records, materials to be incorporated into the Goods, and equipment, for which Buyer has paid Seller, provided to Seller, or which have been identified to this Purchase Order or created by Seller hereunder, and Buyer shall be only obligated to pay Seller for any unpaid portion of the Goods of which Buyer takes possession.

16.  CHANGES  IN  THE  GOODS.   Seller  will  make  no   modification,   change,
substitution, or revision without Buyer's prior written consent.

         (a) Buyer has the right to make changes in the character or quantity of the Goods, in the manner or time of performance of this Purchase Order, or otherwise, by written notice to Seller. Changes will be in writing and signed by a duly authorized representative of Buyer. Seller will respond to Buyer in writing within five (5) business days of receipt either accepting the change, with any proposed adjustment in price or schedule, or rejecting the change if Seller is unable to comply. If Seller fails to respond within such period, such change will be deemed accepted and an equitable adjustment in the price and time of performance will be made by Buyer if any change results in a reasonably documented decrease or increase in Seller's cost or time of performance. If Seller rejects the change, Buyer may cancel this Purchase Order as set forth in Paragraph 15 above.

         (b) Should Seller request any change from Buyer, Seller shall place such request in writing, with all reasonable supporting documentation, and submit to Buyer. If Seller's request is complete, Buyer will respond



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- Purchase Order Terms & Conditions


in writing as soon as possible concerning acceptance or rejection of such change. Seller will not discontinue performance pending Buyer's decision without the prior written consent of Buyer. No claim by Seller for any change will be considered unless submitted to Buyer in writing within ten (10) days after the occurrence of the event upon which such change is based.

17. INDEMNIFICATION; CONSEQUENTIAL DAMAGES.

(A) MACHINETALKER AGREES TO INDEMNIFY AND HOLD KBR HARMLESS FROM ANY LOSS, ACTION, OR CLAIM ARISING OUT OF ANY PRODUCT DEFECTS, PROVIDED THAT KBR GIVES MACHINETALKER NOTICE OF ANY SUCH LOSS OR CLAIM WITHIN 30 DAYS OF THE DATE THAT KBR IS MADE AWARE OF THE CLAIM. KBR AGREES TO USE BEST EFFORTS TO ASSIST MACHINETALKER IN ANY SUCH DEFENSE TO THE EXTENT REASONABLE AND PRACTICABLE.

(B) KBR AGREES TO INDEMNIFY AND HOLD MACHINETALKER HARMLESS FROM ANY LOSS OR CLAIM RELATED TO THE NEGLIGENCE OF KBR, ITS AGENTS OR EMPLOYEES REGARDING THE INSTALLATION, USE, SALE OR SERVICING OF PRODUCTS OR ARISING OUT OF ANY REPRESENTATION OR WARRANTY MADE BY KBR, ITS AGENTS, OR EMPLOYEES WHERE SUCH REPRESENTATION EXCEEDS MACHINETALKER'S LIMITED WARRANTY IF SUCH LOSS OR CLAIM IS EXCLUSIVE OF MACHINETALKER NEGLIGENCE, PROVIDED THAT MACHINETALKER GIVES KBR NOTICE OF ANY SUCH LOSS OR CLAIM WITHIN 30 DAYS OF THE DATE THAT MACHINETALKER IS MADE AWARE OF THE CLAIM. MACHINETALKER AGREES TO USE BEST EFFORTS TO ASSIST KBR IN ANY SUCH DEFENSE TO THE EXTENT REASONABLE AND PRACTICABLE.

In the event that either Party is entitled to claim damages from the other Party subsequent to an action arising under article 17, above, such liability shall be limited to:

         1) Damages for bodily injury (including death) and damage to real property and tangible personal property; and

         2) The amount of any other actual direct damages, up to the charges (if recurring, 12 month's charges apply) for the Product that is the subject of the claim.

In no event shall either party be liable to the other for:

         A) loss of, or damage to, records or data; or
         B) special, incidental, or indirect damages or any consequential economic damages; or
         C) lost profits, business, revenue, or anticipated savings.

All indemnities are subject to the limitations and exclusions elsewhere in this Agreement.

NOTWITHSTANDING ANYTHING IN THE AGREEMENT TO THE CONTRARY, KBR'S MAXIMUM LIABILITY TO MACHINETALKER SHALL NOT EXCEED THE AMOUNT OF $600,000 UNDER ANY CIRCUMSTANCES, INCLUSIVE OF ATTORNEYS' FEES, COSTS, AND EXPENSES, FOR ANY CLAIM ARISING FROM OR RELATED TO THE AGREEMENT OR TO THE SUBJECT MATTER OF THE AGREEMENT. SUCH CLAIMS MIGHT INCLUDE BUT ARE NOT LIMITED TO CLAIMS FOR BREACH OF CONTRACT.

18. TAXES. Unless otherwise provided for in this Purchase Order, Seller is responsible for payment of, and the compensation set forth herein includes, all sales, use, excise, value-added, goods and services, business (franchise or privilege), and other such taxes, any taxes imposed on Seller which are based on revenue, income, net income, net assets, net worth, or capital and any taxes imposed in lieu thereof, and all duties, fees, levies, charges or other assessments of whatever nature imposed by governing authorities or any


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- Purchase Order Terms & Conditions


duties, fees, levies, charges or other assessments of whatever nature imposed by governing authorities or any jurisdiction applicable in connection with performance under this Purchase Order. Seller accepts sole responsibility and liability for the payment of any and all contributions or taxes for unemployment insurance, social security payments, or other assessments for those persons performing work for Seller hereunder. If it is ever determined that any tax included in the price paid by Buyer was not required to be paid, Seller agrees to refund promptly such amount to Buyer. Seller will release, defend, indemnify, and hold the Buyer Indemnitees harmless from and against any fines, penalties, interest, costs (including attorneys fees and court costs), charges, fees, losses, damages or liabilities, arising from, alleged to arise from, or in any way associated with Seller's failure to comply with the terms of this Paragraph.

19. CONFIDENTIALITY. All data, designs, documents, drawings, specifications, communications and other information, revealed or disclosed in any form or manner to Seller by Buyer (whether written, oral, electronic, visual, graphic, photographic, observational, or otherwise), including any documents or other tangible items supplied, or produced or created by Seller for Buyer hereunder, or any information or item provided by any Owner (collectively defined as "Buyer Information") are proprietary and confidential to Buyer and will be used solely by Seller for purposes of performing this Purchase Order. All such Information will be treated and protected by Seller as confidential, and will not be disclosed to any third party without the prior written consent of Buyer and may be disclosed within Seller's organization only on a need-to-know basis. Buyer may require Seller's employees, contractors, suppliers and other Seller personnel involved in the performance of this Purchase Order to execute an individual confidentiality agreement prior to any disclosure. The provisions protecting Buyer Information in any separate confidentiality, secrecy, or nondisclosure agreement heretofore executed by Seller in connection with Buyer's or Owner's business, this Purchase Order, or any other contract pertaining to the Goods, are hereby expressly incorporated within this Purchase Order, and these provisions are in addition to such agreement. Upon request of Buyer, Seller will immediately return to Buyer any Buyer Information provided, either upon demand, or upon completion of the warranty period hereunder, including all copies made by Seller.

20. PUBLICITY. Seller will not publicize, disclose, or discuss the existence, content, or scope (whether generalities or details) of this Purchase Order, make any reference to Buyer or Owner (if any), the business of either, or the project for which this Purchase Order is intended, to any third party by any means, and through any medium (including but not limited to marketing materials, advertising, internet or web site references, photographs, articles, press releases or interviews, speeches or programs) without obtaining the prior written consent of Buyer. Seller shall not use Buyer's, any Owner's, or the project name as a reference in any manner without Buyer's express prior consent.

21. PAYMENTS, LIENS, RIGHT TO SET OFF AND BACKCHARGES. Seller agrees to keep the project, premises and other property of Buyer, any Owner, and any other person, free and clear from any and all claims, liens, restrictions, reservations, security interests and encumbrances arising from this Purchase Order, Seller's performance or non-performance, or related to the Goods. To the maximum extent allowed by law, Seller agrees to release, defend, indemnify, and hold harmless the Buyer Indemnitees from and against any and all laborers', materialmen's, mechanic's, subcontractors, or any other liens, claims, restrictions, reservations, security interests and encumbrances arising from, alleged to arise from, or in any way arising from this Purchase Order, Seller's performance or nonperformance, or related to the Goods. Seller agrees that any payment made by Buyer constitutes trust funds intended for the benefit of any contractors, suppliers and laborers. At any time, if Seller fails to make any payment to any of its contractors, suppliers and laborers, Buyer may elect to pay such beneficiaries directly or by issuance of joint checks, or take any other action required to prevent imposition of a lien. Regardless of the payment terms in this Purchase Order, Buyer's

Agreement No. CA-0006             12/29/2004 6:21 PM      Page 9 of 11 EXHIBIT 7
- Purchase Order Terms & Conditions


obligation to pay the purchase price is conditioned upon (a) receipt of completed, non-defective conforming Goods; (b) receipt and acceptance by Buyer of Seller's accurate and properly completed invoice accompanied by satisfactory supporting documentation; and (c) compliance by Seller with all terms and conditions of this Purchase Order. Seller agrees to pay promptly when due all bills for labor, material, equipment or services in connection with the Goods. If such bills are not promptly paid by Seller when due, Buyer may pay them and Seller will immediately reimburse Buyer therefore. Buyer may at its discretion set off any funds owed by Seller against any other amounts due to Seller under any other contract with Buyer, Owner, or any affiliate of either. Seller waives all rights of lien against the premises, facilities, equipment and other property of Buyer and any Owner. Any sums due Seller hereunder may be applied by Buyer as a set off against any sums owed by Seller to Buyer or any of its affiliates or against any claims of third parties against Buyer arising from Seller's performance, breach or default, hereunder, whether under this or any other purchase order or other contract. At its sole discretion, Buyer may withhold from payments to be made to Seller amounts legally required to be withheld from such payments and remitted to the taxing authority of any jurisdiction relevant to the transaction. Upon prior notice to Seller and Seller's failure to cure within the period of time contained therein, Buyer reserves the right to backcharge Seller for any losses, damages, claims, costs and expenses incurred resulting from Seller's breach of any provision of this Purchase Order. Buyer may withhold or set-off any payment due under this or any other contract with Seller or any of its affiliates in order to recover such backcharged amounts.

22. SUBCONTRACTORS, SUBVENDORS AND SUBSUPPLIERS. Buyer reserves the right to approve or disapprove any subcontractors, subvendors, or subsuppliers proposed by Seller to be involved in Seller's implementation of or performance under this Purchase Order. Prior to entering into this Purchase Order, Seller will submit a listing of all such proposed subcontractors, subsuppliers, or subvendors for review and approval by Buyer. Seller agrees that Buyer has the right to contact or visit any of Seller's subcontractors, subvendors, or subsuppliers directly to confirm delivery commitments or the origin, composition, manufacture, kind, quantity, or quality of any Goods provided thereunder. Any approval by Buyer will not constitute a waiver of any term or condition hereunder, at law, or in equity, nor relieve Seller of any obligation herein. Seller will ensure that terms and conditions substantially similar to those in this Purchase Order are contained in any contract issued to any subcontractor, subsupplier or subvendor for any goods, materials, equipment, services, work or other items to be provided under this Purchase Order. Upon request, Seller agrees to submit to Buyer copies of any contract with any subcontractor, subvendor, or subsupplier (with pricing deleted) for any item procured pertaining to this Purchase Order.

23. INTELLECTUAL PROPERTY. If applicable to this Purchase Order, any customized or made-to-order Goods which are first conceived, designed, created, developed, fabricated, or manufactured by Seller under this Purchase Order (whether detailed or conceptual), and in whatever form, including but not limited to designs, manufactured items, or developed software and any and all related data, drawings, documents and specifications ("Custom Goods"), are the sole property of Buyer, or any Owner or other assignee (if so designated in the Purchase Order or upon request of the Buyer), with title to such vesting upon identification to this Purchase Order. Such Custom Goods and any and all related data, drawings, documents, and specifications will be considered and protected by Seller as "Buyer Information" as set forth in Paragraph 19 hereunder. Seller will turn over all such Custom Goods and any related data, drawings, documents and specifications to Buyer or any Owner, including copies thereof, at no additional charge, at the expiration date of the warranty period, or earlier as may be requested in writing by Buyer . Any proprietary designs, know-how, software, development tools, processes, source code, programs, or systems owned or controlled by Seller prior to the date of this Purchase Order which are incorporated or embedded into the Custom Goods ("Seller Intellectual Property") shall remain the intellectual property of Seller, and Seller agrees to grant and does herein grant to Buyer and any Owner or their assignees a non-exclusive, worldwide, transferable, fully-paid and

Agreement No. CA-0006               12/29/2004 6:21 PM   Page 10 of 11 EXHIBIT 7
- Purchase Order Terms & Conditions


perpetual license to use the Seller Intellectual Property in connection with use of the Custom Goods. Except for any Seller Intellectual Property, Seller shall not retain any rights to the Custom Goods, in whole or in part. Seller warrants, represents and covenants that the design, fabrication, manufacture, production, sale, distribution and intended use of the Custom Work and the Goods do not infringe directly or indirectly, in whole or in part, any patent, copyright, trade secret, trademark, trade name, or other intellectual property right of any third party. Seller agrees to release, defend, protect, indemnify and hold the Buyer Indemnitees harmless from and against any and all costs (including attorney fees and court costs), expenses, fines, penalties, losses, damages, and liabilities arising out of any alleged or actual patent, copyright, trade secret, trademark, trade name, or other intellectual property right infringement or other claim, demand or action made by any third party arising from or related to the design, fabrication, manufacture, production, sale, distribution or use of the Goods or any Custom Goods , however Seller will not be responsible to the extent of any negligence or fault on the part of any Buyer Indemnitee as may be finally determined by a court or arbitrator. At Buyer's request, Seller agrees to execute such additional documents as may be required by Buyer to confirm the provisions of this Paragraph including legal title in and to the Custom Goods. The provisions of this Paragraph 23 shall survive the expiration, cancellation or termination of this Purchase Order.

24. DOCUMENTATION AND RIGHT OF AUDIT. Where Seller's invoice includes compensation for work performed at a lump sum, unit rate or for changes in the work, Seller will submit Seller's determination of units of work performed, substantiated by documents satisfactory in form and content to Buyer. Upon verification by Buyer of such documents, Buyer will advise Seller in writing of either Buyer's acceptance of Seller's determination, or of Buyer's alternative determination of such units. Where Seller's invoices include compensation for work performed for a reimbursable price, all costs, expenses and other amounts so invoiced will be substantiated and supported by documents satisfactory to and verified by Buyer. Seller will maintain for a minimum period of five (5) years after final payment has been made to Seller under this Purchase Order all records and accounts pertaining to work performed hereunder. Seller agrees that Buyer will have the right to audit, copy and inspect, or cause to have audited, copied and inspected, Seller's records and accounts pertaining to performance under this Purchase Order at all reasonable times during the course of performance hereunder and for a minimum period of five (5) years after final payment has been made to Seller, however, Buyer's rights will not extend to any components of any lump sum amounts or unit rates.

25. DEFAULT AND TERMINATION FOR CAUSE. In the event of Seller's (a) actual or anticipated breach of or default under any provision of this Purchase Order, which has not been cured within a reasonable time after written notice of such has been provided to Seller by Buyer; or (b) any organizational or operational change as stated in Paragraph 14 adversely affecting, or which may adversely affect, in Buyer's sole judgment and opinion, Seller's performance hereunder; or
(c) any actual or threatened bankruptcy, reorganization, receivership, insolvency, making an assignment for the benefit of creditors, liquidation, dissolution, or other financial or organizational instability, Buyer has the right, in addition to any rights or remedies it may have in law, in equity, or under this Purchase Order, to require that Seller provide acceptable documentary or other appropriate assurances of performance, including a performance bond, letter of credit, or other type of guarantee. Should Seller be unable or unwilling to do so, Buyer has the right to immediately terminate this Purchase Order for cause by written notice to Seller and Seller will not be entitled to any cancellation or termination charge or other fee or penalty hereunder, nor will Buyer be liable to pay any costs of cancellation. In such event, Buyer may immediately take possession of all or any portion of the Goods, subject only to an obligation to equitably compensate Seller for same, including for any payments made by Seller for materials or other work incorporated into such Goods. Upon termination by Buyer as a result of Seller's default hereunder, Seller will be liable to and will immediately pay or reimburse Buyer for all reasonable costs of any nature which may be incurred by Buyer to cover any losses or expenses related to such default and to effect completion of

Agreement No. CA-0006              12/29/2004 6:21 PM    Page 11 of 11 EXHIBIT 7
- Purchase Order Terms & Conditions


performance of this Purchase Order, and if Buyer does not elect to take possession of any portion of the Goods, Seller shall also refund to Buyer any payments made to Seller for design or other work and materials to be incorporated into the Goods.

26. SITEWORK. If Seller performs any work or services on site related to this Purchase Order or the Goods provided hereunder, Buyer's On-Site Services Terms and Conditions will apply in addition to the provisions of this Purchase Order, and are attached to and fully incorporated herein.

27. CLAIMS AND DISPUTE RESOLUTION. Seller will submit any claims or disputes arising under this Purchase Order to Buyer in writing prior to Buyer making final payment. Buyer's obligation to make final payment is conditioned upon Seller's settlement and release of all claims or disputes. Seller agrees that its failure to submit any claims or disputes in writing by such time will constitute an express waiver by Seller of any legal or equitable rights with respect to the subject matter of the claim or dispute. For any claims or disputes arising under this Purchase Order, the parties agree to exert their best efforts in good faith to try to resolve such issues through direct negotiation between management. Seller agrees that any such issues that cannot be resolved through direct negotiation within a reasonable time will be submitted to binding arbitration. Arbitration proceedings will be conducted by the American Arbitration Association ("AAA") in Houston, Texas, before a single arbitrator, in accordance with the AAA Commercial Rules and Procedures. Each party will bear its own expenses in any dispute resolution process or proceeding. Notwithstanding the existence, filing, or pendency of any claim or dispute under this Purchase Order or with Buyer or any Owner, Seller will continue to fully perform its obligations hereunder and will not cease or delay performance, fabrication or fail to make any shipment pending resolution of any claim or dispute. Any award of the arbitrator may be enforced in any jurisdiction.

                                    EXHIBIT 8
                        Notice of KBR Invoice Procedures

Agreement No. CA-00062                12/29/2004 6:49 PM            Page 1 of 1
EXHIBIT 8 - Notice of KBR Invoice Procedures

                                    EXHIBIT 8
                        NOTICE OF KBR INVOICE PROCEDURES



--------------------------------------------------------------------------------
 IMPORTANT! FAILURE TO FOLLOW THESE PROCEDURES MAY RESULT IN A DELAY OF PAYMENT
                   OR RETURN OF THE INVOICE TO THE SUBMITTER
--------------------------------------------------------------------------------


                 ALL INVOICES MUST BE ADDRESSED & DELIVERED TO:

                -------------------------------------------------
                    Kellogg Brown & Root Services, Inc. Attn:
                           Procurement - Kevin Shriner
                                 P.O. Box 12366
                            Arlington, VA 22219-2366
                -------------------------------------------------

 TO RECEIVE YOUR INVOICE MONIES YOU MUST INCLUDE THE FOLLOWING ON ALL INVOICES:

__       COMPANY NAME: MachineTalker, Inc.

__       VENDOR No.: (Applied for, Contact your SCA prior to first invoice)

__       FULL CONTRACT No. :CA-00062

         *Invoices  shall  also  reference  as   appropriate:   Invoice  number,
         percentage of work complete, identify invoice as a "progress payment", quantities shipped, descriptions, tag numbers, and pricing.

 IMPORTANT NOTES:

You must send invoices to the above address in the above format. All invoices sent to the Project Manager or work site, or to the address below, will be returned! Invoices that do not include the above listed information will be returned!

KBR will not consider an invoice as properly delivered for payment processing unless submitted to the above address. Invoices shall not delivered to any other address or location, or given to another KBR representative, except as understood by the subcontractor/vendor that they do so at their own risk of loss to the invoice.

KBR will not consider an invoice as properly delivered for payment processing unless it includes on its face: The Company Name, The Company's Vendor No.:, The Work Release No.:, and as applicable, Invoice number, percentage of work complete, identify invoice as a "progress payment", quantities shipped, descriptions, tag numbers, and pricing.

KBR will consider the date the invoice is physically received at the above address as the official date of receipt to compute the payment due date.

Please contact the below immediately if your current invoicing system will not support the above requirements. Questions concerning these invoice processing procedures may be directed to:

                     [DO NOT SEND INVOICES TO THIS ADDRESS]
                       Kellogg Brown & Root Services, Inc.
                        ATTN: Procurement - Kevin Shriner
                        1550 Wilson Boulevard, Suite 400
                           Arlington, Virginia 22209
                      E-mail: Kevin.Shriner@Halliburton.com

                                                                    EXHIBIT 23.2


                        CONSENT OF ROSE, SNYDER & JACOBS,
                  A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS


The undersigned independent certified public accounting firm hereby consents to the inclusion of its report on the financial statements of MachineTalker, Inc. for the fiscal years ending December 31, 2004 and December 31, 2003, and to the reference to it as experts in accounting and auditing relating to said financial statements, in this Registration Statement on Form SB-2 for MachineTalker, Inc.


/s/ Rose, Snyder & Jacobs
ROSE, SNYDER & JACOBS, A CORPORATION OF CERTIFIED PUBLIC ACCOUNTANTS

Encino, California
November 2, 2005